As filed with the Securities and Exchange Commission on January 13, 2005
Registration No. 333-120438

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
F.N.B. Corporation
(Exact name of registrant as specified in its charter)

Florida	6711	25-1255406
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One F.N.B. Boulevard

Hermitage, Pennsylvania 16148
(724) 981-6000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stephen J. Gurgovits

President and Chief Executive Officer
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
(724) 981-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Frederick W. Dreher, Esq. Emily S. Bonn, Esq. Duane Morris LLP 4200 One Liberty Place Philadelphia, PA 19103 (215) 979-1234	Nicholas Bybel, Jr., Esq. Ruth A. Courtney, Esq. Shumaker Williams, P.C. 3425 Simpson Ferry Road Camp Hill, PA 17011 (717) 763-1121

        Approximate date of commencement of proposed sale of the securities to the public: upon the effective date of the merger of NSD Bancorp, Inc. with and into Registrant.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	per Unit	Offering Price	Registration Fee

Common Stock, $.01 par value	5,900,000 shares	N/A	$121,359,719(2)(3)	$15,377(3)(4)

Common Stock, $.01 par value	230,000 shares(5)	N/A	$4,543,778(6)	$535(4)

(1)	Reflects the estimated maximum number of shares of the Registrant’s common stock that may be issued in connection with the proposed merger of NSD Bancorp, Inc. with and into the Registrant.

(2)	Computed, in accordance with Rules 457(c) and 457(f)(1), as the product of (x) the average of the high and low prices of the common stock of NSD Bancorp, Inc. as reported on November 8, 2004 multiplied by (y) the estimated maximum number of shares of NSD Bancorp, Inc. common stock to be received by the Registrant in exchange for the securities registered hereby.

(3)	Proposed maximum aggregate offering price relating to the initial 5,900,000 shares was miscalculated in initial Registration Statement as 218,447,500 and is corrected here. Amount of registration fee relating to the initial 5,900,000 shares was miscalculated in initial Registration Statement as 27,678 and is corrected here.

(4)	Previously paid.

(5)	Reflects additional shares of the Registrant’s common stock to be registered under this Registration Statement.

(6)	Computed, in accordance with Rules 457(c) and 457(f)(1), as the product of (x) the average of the high and low prices of the common stock of NSD Bancorp, Inc. as reported on January 7, 2005 multiplied by (y) the estimated maximum number of shares of NSD Bancorp, Inc. common stock to be received by the Registrant in exchange for the securities registered hereby.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue the shares of FNB common stock to be issued in connection with the merger described in this proxy statement/prospectus until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

SUBJECT TO COMPLETION, DATED JANUARY 13, 2005

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of NSD Bancorp, Inc.:

     We invite you to attend a special meeting of our shareholders that will be held on Friday, February 18, 2005 at 10:00 a.m., prevailing time, at the Ballroom of the Holiday Inn, 4859 McKnight Road, Pittsburgh, Pennsylvania. At the special meeting, you will be asked to consider and vote upon, among other things, a proposal to approve and adopt an agreement and plan of merger, dated as of October 14, 2004, providing for our merger with and into F.N.B. Corporation (“FNB”).

     If the merger agreement is approved and adopted and the merger is subsequently completed, each outstanding share of our common stock will be converted into the right to receive 1.8 shares of FNB common stock. 1.8 shares of FNB common stock represents a value of $35.28 per share based on FNB’s closing share price of $19.60 on January 12, 2005, the latest practicable trading date before the printing of this proxy statement/prospectus, as reported on the New York Stock Exchange where shares of FNB common stock are listed under the symbol “FNB.”

     No assurance can be given that the value of 1.8 shares of FNB common stock received by you at the effective time of the merger will be substantially equivalent to the value of 1.8 shares of FNB common stock at the time of the vote to approve and adopt the merger agreement. As the market value of FNB common stock fluctuates, the value of 1.8 shares of FNB common stock that you will receive will correspondingly fluctuate.

     The merger cannot be completed unless the holders of not less than 51% of our outstanding shares of common stock vote to approve and adopt the merger agreement at our special meeting and the required regulatory approvals are received.

     Following the merger, our subsidiary bank, NorthSide Bank, will be merged in a separate merger with and into FNB’s subsidiary bank, First National Bank of Pennsylvania.

     In addition, you will be asked to consider and vote upon a proposal to grant discretionary authority to adjourn our special meeting to solicit additional proxies in favor of approving and adopting the merger agreement.

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND FOR THE PROPOSAL TO GRANT OUR BOARD DISCRETIONARY AUTHORITY TO ADJOURN THE SPECIAL MEETING.

     The accompanying notice of special meeting and proxy statement/prospectus give you detailed information about our special meeting, the merger, the merger agreement, the shares of FNB common stock issuable in the merger and other matters. We recommend that you read these materials carefully, including the considerations discussed under “Risk Factors Relating to the Merger” beginning on page 19 and the appendices thereto, which include the merger agreement.

     Your vote is important. Whether or not you plan to attend our special meeting, please complete, sign, date and promptly return the enclosed proxy to ensure that your shares will be represented at our special meeting. If you attend our special meeting and wish to vote in person, you may withdraw your proxy and do so.

     We appreciate your continuing loyalty and support, and we look forward to seeing you at our special meeting.

Sincerely,

Lawrence R. Gaus Chairman of the Board	Andrew W. Hasley President and Chief Operating Officer

      Please see “Risk Factors Relating to the Merger” beginning on page 19 for a discussion of risks associated with the merger and in owning FNB common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the FNB common stock to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

     The date of this proxy statement/prospectus is January 18, 2005, and it is first being mailed or otherwise delivered to our shareholders on or about January 21, 2005.

5004 McKnight Road
Pittsburgh, Pennsylvania 15237

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held February 18, 2005

       NOTICE IS HEREBY GIVEN that a special meeting of shareholders of NSD Bancorp, Inc. will be held at 10:00 a.m., prevailing time, on Friday, February 18, 2005 at the Ballroom of the Holiday Inn, 4859 McKnight Road, Pittsburgh, Pennsylvania, for the following purposes, all of which are more completely set forth in the accompanying proxy statement/prospectus:

(1) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 14, 2004, between F.N.B. Corporation (“FNB”) and us, pursuant to which we will merge with and into FNB and each outstanding share of our common stock will be converted into 1.8 shares of FNB common stock, as described in the accompanying proxy statement/prospectus;

(2) To consider and vote upon a proposal to grant discretionary authority to adjourn our special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of our special meeting to approve and adopt the merger agreement; and

(3) To transact such other business as may be properly presented for action at our special meeting and any adjournment, postponement or continuation of our special meeting.

      Our board of directors has fixed the close of business on December 21, 2004 as the record date for the determination of our shareholders entitled to notice of, and to vote at, our special meeting and any adjournment, postponement or continuation of our special meeting. A list of our shareholders entitled to vote at our special meeting will be available for examination by any shareholder for any purpose related to our special meeting during normal business hours for ten days prior to our special meeting at our offices at 5004 McKnight Road, Pittsburgh, Pennsylvania.

      No appraisal rights are available under the Pennsylvania Business Corporation Law to receive the appraised fair value of your shares of our common stock.

      Our board of directors has unanimously approved the merger agreement and recommends that you vote “FOR” approval and adoption of the merger agreement.

      You are requested to complete, sign and return the enclosed proxy card in the envelope provided, whether or not you expect to attend our special meeting in person. If you attend our special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

By Order of the Board of Directors,

Gloria J. Bush
Secretary

Pittsburgh, Pennsylvania

January 18, 2005

      PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE POSTAGE-PAID ENVELOPE WHETHER OR NOT YOU PLAN TO ATTEND OUR SPECIAL MEETING.

ADDITIONAL INFORMATION

      This proxy statement/prospectus incorporates important business and financial information about us and FNB from other documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus, other than certain exhibits to those documents, by requesting them in writing or by telephone from us or FNB at the following addresses:

NSD Bancorp, Inc. Attn: Corporate Secretary 5004 McKnight Road Pittsburgh, Pennsylvania 15237 (412) 366-8148	F.N.B. Corporation Attn: Corporate Secretary One F.N.B. Boulevard Hermitage, Pennsylvania 16148 (724) 981-6000

      You will not be charged for any documents you request. Our shareholders requesting documents should do so by February 8, 2005 in order to receive them before our special meeting.

      See “Where You Can Find More Information” on page 76.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND OUR SPECIAL MEETING

      Q. What matters will be considered at our special meeting?

      A. At our special meeting, our shareholders will be asked to vote on a proposal to approve and adopt the merger agreement whereby we will merge with and into FNB. We sometimes refer to this proposal as the “merger proposal” in this proxy statement/prospectus. Our shareholders will also be asked to vote upon a proposal to grant discretionary authority to adjourn our special meeting, if necessary, to solicit additional proxies if we have not received sufficient votes to approve the merger at the time of our special meeting. We sometimes refer to this proposal as the “adjournment proposal” in this proxy statement/prospectus.

      Q. What will I receive upon consummation of the merger?

      A. Upon consummation of the merger, you will have the right to receive 1.8 shares of FNB common stock in exchange for each share of our common stock that you own, subject to customary antidilution adjustments.

      Q. What is the recommendation of our board of directors?

      A. Our board of directors has unanimously determined that the merger is fair to you and in the best interests of our shareholders and us and unanimously recommends that you vote for the merger proposal.

      In making this determination, our board of directors considered the opinion of Keefe, Bruyette & Woods, Inc., or Keefe, our independent financial advisor, as to the fairness from a financial point of view of the exchange ratio in the merger agreement. Our board of directors also reviewed and evaluated the terms and conditions of the merger agreement and the merger with the assistance of our independent legal counsel.

      Our board of directors also recommends that you vote for the adjournment proposal.

      Q. What was the opinion of our financial advisor?

      A. Keefe presented an opinion to our board of directors to the effect that, as of October 14, 2004 and based upon the assumptions made by Keefe, the matters it considered and the limitations of its review as set forth in its opinion, the exchange ratio in the merger agreement is fair to our shareholders from a financial point of view.

      Q. What do I need to do now?

      A. After you carefully read this proxy statement/prospectus and decide how you want to vote on the merger proposal and the adjournment proposal, you should complete, date and sign your proxy card and mail it in the enclosed return envelope as soon as possible so that your shares may be represented at our special meeting, even if you plan to attend our special meeting and vote in person.

      Q. Why is my vote important?

      A. Our articles of incorporation require the affirmative vote of the holders of not less than 51% of our outstanding shares of common stock in order to approve and adopt the merger proposal. Therefore, if you fail to vote or abstain from voting on the merger proposal, it will have the same effect as a vote against the merger proposal.

      Q. How do I vote in person?

      A. If you attend our special meeting and wish to vote in person, we will give you a ballot when you arrive at our special meeting. If your shares are held in street name, which means that your shares are registered in the name of a bank, broker, nominee or other holder of record instead of your own name, you must bring an account statement or a letter from your holder of record showing that you are the beneficial owner of the shares on December 21, 2004, the record date for determining our shareholders who are entitled to notice of, and to vote at, our special meeting, in order to be permitted to cast a ballot at our special meeting.

      Q. How do I vote my shares if they are held in street name?

      A. If you are not a holder of record but you are a “beneficial holder,” meaning that your shares are registered in a name other than your own, such as a street name, you must either direct the holder of record of your shares as to how you want your shares to be voted or obtain a proxy from the holder of record that you may vote yourself.

      Q. What if I fail to instruct my broker?

      A. Brokers may not vote shares of our common stock that they hold for the benefit of another person either for or against the approval of the merger proposal without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker and you do not give your broker instructions on how to vote your shares, this will have the same effect as voting against the approval of the merger proposal.

      Q. May I vote electronically over the internet or by telephone?

      A. If your shares of our common stock are registered in your own name, you may vote either over the internet or by telephone. Special instructions to be followed by any registered shareholder interested in voting via the internet or by telephone are set forth on the enclosed proxy card. The internet and telephone voting procedures are designed to authenticate your identity and to allow you to vote your shares and confirm that your voting instructions have been properly recorded.

      If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares electronically over the internet or by telephone. Many banks and brokerage firms participate in the ADP Investor Communication Services online program. This program provides eligible shareholders who receive a paper copy of this proxy statement/prospectus the opportunity to vote via the internet or by telephone. If your bank or brokerage firm is participating in ADP’s program, your proxy card will provide the instructions. If your proxy card does not reference internet or telephone information, please complete and return the proxy card in the enclosed self-addressed, postage paid envelope.

      Q. May I change my vote after I have mailed my signed proxy?

      A. Yes. You may revoke your proxy at any time before the vote is taken at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may revoke your proxy by:

•	submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting;

•	submitting a properly executed proxy with a later date; or

•	voting in person at our special meeting.

      However, simply attending our special meeting without voting will not revoke an earlier proxy.

      If your shares are held in the name of a bank, broker, nominee or other holder of record, you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

      If you voted your shares by telephone or internet, you can revoke your prior telephone or internet vote by recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone or internet vote.

      Q. When do you expect to complete the merger?

      A. We anticipate that we will obtain all necessary regulatory approvals to consummate the merger in the first quarter of 2005. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of our shareholders at our special meeting and we and FNB must obtain the requisite regulatory approvals.

      Q. Should I send my stock certificates now?

      A. No. Holders of our common stock should not submit their NSD stock certificates for exchange until they receive the transmittal instructions from the exchange agent, Registrar and Transfer Company.

      Q. What rights do I have to an appraisal of my shares?

      A. Under Pennsylvania law, you do not have the right to a judicial appraisal of the fair value of your shares of our common stock in connection with the merger.

      Q. Who can help answer my questions?

      A. If you have additional questions about the merger or would like additional copies of this proxy statement/prospectus, please call William C. Marsh, our Chief Financial Officer, at (412) 366-8340.

SUMMARY

      This summary highlights selected information from this proxy statement/prospectus. While this summary describes the material aspects you should consider in your evaluation of the merger agreement and the merger, it does not contain all of the information that is important to you. We encourage you to read carefully this entire proxy statement/prospectus and its appendices as well as the other documents to which we refer in order to fully understand the merger. See “Where You Can Find More Information” on page 76. In this summary, we have included page references to direct you to a more detailed description of the matters described in this summary.

      Throughout this proxy statement/prospectus, “we,” “us,” “our” or “NSD” refer to NSD Bancorp, Inc., “NorthSide Bank” refers to NorthSide Bank, NSD’s banking subsidiary, “FNB” refers to F.N.B. Corporation, “FNB Bank” refers to First National Bank of Pennsylvania, FNB’s banking subsidiary, and “you” refers to the shareholders of NSD. Also, we refer to the merger between NSD and FNB as the “merger,” and the agreement and plan of merger, dated as of October 14, 2004 between NSD and FNB as the “merger agreement.”

The Parties

NSD (Page 28)

      We are a $517 million one-bank holding company headquartered in Pittsburgh, Pennsylvania. Our primary source of income has been dividends paid by NorthSide Bank.

      NorthSide Bank has 11 full service offices in the northern portion of Allegheny County and the southern portion of Butler County in western Pennsylvania.

      Our principal executive offices are located at 5004 McKnight Road, Pittsburgh, Pennsylvania 15237. Our telephone number is (412) 366-8148 and our website address is www.nsdbancorp.com.

FNB (Page 28)

      FNB is a $5.1 billion financial services holding company headquartered in Hermitage, Pennsylvania. FNB provides a broad range of financial services to its customers through FNB Bank and FNB’s insurance agency, consumer finance and trust company subsidiaries. FNB Bank has 131 banking offices in western Pennsylvania and eastern Ohio and maintains seven insurance agency locations. Regency Finance, FNB’s consumer finance subsidiary, has 23 offices in Pennsylvania, 16 offices in Ohio and 16 offices in Tennessee. Another FNB subsidiary, First National Trust Company, has approximately $1.3 billion of assets under management.

      The principal executive offices of FNB are located at One F.N.B. Boulevard, Hermitage, Pennsylvania 16148. Its telephone number is (724) 981-6000 and its website address is www.fnbcorporation.com.

Our Special Meeting

Date, Time, Place and Purpose of our Special Meeting (Page 25)

      Our special meeting will be held at the Ballroom of the Holiday Inn, 4859 McKnight Road, Pittsburgh, Pennsylvania, at 10:00 a.m., prevailing time, on Friday, February 18, 2005.

      At our special meeting you will be asked to:

•	Consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 14, 2004, between FNB and us pursuant to which we will merge with and into FNB as described in this proxy statement/prospectus;

•	Consider and vote upon a proposal to grant discretionary authority to adjourn our special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of our special meeting to approve and adopt the merger agreement; and

•	Transact such other business as may be properly presented for action at our special meeting or any adjournment, postponement or continuation of our special meeting.

Record Date; Quorum; Outstanding Common Stock Entitled to Vote (Page 25)

      Our board of directors has established the close of business on December  21, 2004 as the record date for determining holders of shares of our common stock entitled to vote at our special meeting. You will not be entitled to vote at our special meeting if you are not a shareholder of record as of the close of business on December 21, 2004.

      Each share of our common stock is entitled to one vote. On the record date, 3,446,540 shares of our common stock were entitled to vote at our special meeting.

      The presence, in person or by properly executed proxy, of the holders of at least a majority of our common stock issued and outstanding on the record date is necessary to constitute a quorum at our special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present. There must be a quorum in order for the vote on the merger proposal and the adjournment proposal to occur.

Required Vote (Page 25)

      Under Pennsylvania law and our articles of incorporation, the merger proposal must receive the affirmative vote of the holders of not less than 51% of our outstanding shares of common stock present at our special meeting in person or by proxy, and the adjournment proposal must receive the affirmative vote of the holders of a majority of the shares present at our special meeting in person or by proxy.

      As of the record date, our directors and executive officers and their affiliates beneficially owned 796,125 shares of our common stock, or approximately 23.1% of our shares entitled to vote at our special meeting. In addition, as of the record date, FNB owned 165,005 shares of our common stock, or approximately 4.8% of the shares entitled to vote at our special meeting. FNB purchased 165,000 of these shares on October 28, 2004 at a price of $37.00 per share, paid in cash. In addition, FNB’s directors and executive officers and their affiliates owned 1,214 shares of our common stock as of the record date, or less than 1% of our shares entitled to vote at our special meeting.

      Our board of directors believes that the merger is in the best interests of our shareholders and unanimously recommends that you vote for the merger proposal and for the adjournment proposal.

No Appraisal Rights (Page 26)

      Under Pennsylvania law, you do not have the right to a judicial appraisal of the fair value of your shares of our common stock in connection with the merger.

Solicitation (Page 27)

      We will pay for the costs of our special meeting and for the mailing of this proxy statement/prospectus to our shareholders. We and FNB will share equally the costs of printing this proxy statement/prospectus and the filing fee paid to the Securities and Exchange Commission, or “SEC”.

      In addition to soliciting proxies by mail, our directors, officers and employees may also solicit proxies in person or by telephone, but will not be specially compensated for doing so.

The Merger

Certain Effects of the Merger (Page 40)

      Upon consummation of the merger:

•	Each share of our common stock will automatically be converted into the right to receive 1.8 shares of FNB common stock, subject to customary anti-dilution adjustments.

•	We will cease to exist as a separate legal entity and all of our operations will be conducted by FNB; and

•	The holders of our common stock will no longer have any interest in us, including in any of our future growth or earnings.

      Following consummation of the merger, FNB and its shareholders will be the only beneficiaries of any future growth or earnings, but will also bear all of the future risk of any decrease in the value of our business.

Recommendation of Our Board of Directors (Pages 33-34)

      Our board of directors has unanimously determined that the terms of the merger agreement and the merger are fair to and in the best interests of our shareholders. Our board of directors unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Stock Options (Page 47)

      The merger agreement provides that, at the effective time of the merger, each unvested outstanding option to purchase our common stock will cease to represent a right to acquire our common stock and will be converted automatically into a right to acquire that number of shares of FNB common stock equal to the number of shares of our common stock subject to the option times 1.8 (the exchange ratio in the merger) at a price equal to the pre-merger exercise price of the option divided by 1.8 (the exchange ratio in the merger). The holders of vested options at the effective time of the merger will have the right to receive options to purchase FNB common stock as provided in the preceding sentence or to surrender their options for cash in an amount equal to the difference between the average closing price of FNB common stock for the 20 consecutive trading days ending on and including the second trading day prior to the date of the merger multiplied by 1.8 (the exchange ratio in the merger) and the exercise price of their options.

Opinion of Keefe as Our Financial Advisor (Pages 34-39)

      Keefe, our financial advisor in connection with the merger, delivered a written fairness opinion to our board of directors on October 14, 2004 that, as of October 14, 2004, and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger agreement is fair, from a financial point of view, to our shareholders.

      Appendix B to this proxy statement/prospectus sets forth the full text of the Keefe opinion, which sets forth the assumptions Keefe made, the procedures Keefe followed, the matters Keefe considered and the limitations on the review undertaken by Keefe in connection with its opinion. Keefe provided its opinion for the information and assistance of our board of directors in connection with its consideration of the merger. The Keefe opinion is not a recommendation as to how you should vote with respect to the merger or any related matter. We encourage you to read the opinion in its entirety. Pursuant to an engagement letter we entered into with Keefe, we agreed to pay Keefe a fee, which is more fully described in “The Merger — Opinion of Our Financial Advisor” beginning on page 34.

Interests of Our Directors and Executive Officers in the Merger (Pages 42-44)

      In considering our board of directors’ recommendation that you vote “FOR” the merger proposal, you should be aware that certain of our executive officers and directors have interests in the merger that are different from, or in addition to, your interests as a shareholder. These interests relate to or arise from, among other things:

•	the continued indemnification of our current directors and executive officers under the merger agreement and providing these individuals with directors’ and officers’ insurance;

•	the execution of an employment agreement between FNB Bank and Andrew W. Hasley, our President and Chief Operating Officer, that will become effective upon the consummation of the merger;

•	the receipt of change of control payments by our senior officers pursuant to change of control agreements;

•	the potential for vesting in stock options, severance benefits, retirement benefits, post-employment life insurance and other employee, officer and director benefits that otherwise would terminate or lapse; and

•	one member of our board of directors will be appointed to the board of directors of FNB and three members of our board of directors will be appointed to FNB Bank’s board of directors.

Conditions to the Merger (Page 53)

      Currently, we expect to complete the merger in the first quarter of 2005. However, as more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others:

•	approval of the merger proposal by the holders of not less than 51% of our outstanding common stock;

•	the receipt of all regulatory approvals needed to complete the merger, including the approval of the Office of the Comptroller of the Currency, or the “OCC”, the approval of the Board of Governors of the Federal Reserve System, or the “Federal Reserve Board”, and the approval of the Pennsylvania Department of Banking, or the “Department”;

•	the absence of any law or injunction that would effectively prohibit the merger; and

•	the receipt of legal opinions from FNB’s and our legal counsel as to the tax treatment of the merger.

      We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (Page 54)

      We may agree to terminate the merger agreement before completing the merger, even after our shareholders approve the merger proposal, if the termination is approved by our board of directors and the board of directors of FNB.

      Either FNB or we may terminate the merger agreement, even after our shareholders approve the merger proposal, if certain conditions have not been met, such as:

•	obtaining the necessary regulatory approvals for the merger;

•	the other party’s material breach of a representation, warranty, covenant or agreement, provided the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements;

•	if the merger has not been consummated by June 30, 2005, unless the reason the merger has not been consummated by that date is a breach of the merger agreement by the party seeking to terminate the merger agreement; or

•	if the holders of not less than 51% of our outstanding common stock fail to approve the merger proposal, provided we are not in material breach of our obligations to have our board of directors recommend approval of the merger proposal and to take all reasonable lawful actions to solicit such shareholder approval.

      FNB may terminate the merger agreement at any time prior to our special meeting if we have:

•	breached our obligation not to initiate, solicit or encourage, or take any action to facilitate another proposal to acquire us, participate in any discussions or negotiations relating to another proposal to acquire us or, except as permitted by and subject to certain terms of, the merger agreement, to enter into an agreement relating to a proposal to acquire us on terms and conditions superior to those in the merger agreement or approve, recommend or enter into any agreement relating to another proposal to acquire us;

•	failed to have our board of directors recommend approval of the merger proposal to our shareholders or our board of directors shall have changed its recommendation, except as permitted by the merger agreement with respect to a proposal to acquire us on terms and conditions superior to those in the merger agreement;

•	recommended approval of another proposal to acquire us; or

•	failed to call and hold our special meeting.

      We may terminate the merger agreement if the average closing price of FNB common stock during a specified period before receipt of the last required regulatory approval of the merger is less than $17.34 and FNB common stock underperforms the Nasdaq Bank Index by 20% and FNB does not elect to increase the exchange ratio as provided in the merger agreement.

      Except as provided below with respect to termination fees and expenses and the parties’ respective confidentiality obligations, none of the parties will have any liability or obligation other than liabilities or damages incurred by any of them as a result of their willful breach of any of their respective representations, warranties, covenants or agreements contained in the merger agreement.

Expenses; Termination Fee (Page 55)

      The merger agreement provides that we will pay FNB a break-up fee of $6,000,000 if:

•	we terminate the merger agreement in order to enter into an agreement relating to an acquisition transaction that has terms superior to those of the merger agreement from the perspective of our shareholders;

•	FNB terminates the merger agreement because we have breached our obligation not to encourage or solicit acquisition proposals, we have failed to hold our special meeting or our board of directors has not recommended approval of the merger proposal or has changed its recommendation or has recommended approval of another proposal to acquire us;

•	a tender or exchange offer for 25% or more of our common stock is made and our board of directors fails to send a statement to our shareholders recommending rejection of that offer within 10 days after the offer has been made; or

•	FNB or we terminate the merger agreement because:

•	our shareholders did not approve the merger proposal;

•	a proposal to acquire us is made by a third party after October 14, 2004 and is not withdrawn prior to termination of the merger agreement; and

•	within 18 months thereafter we are acquired by that third party or other specified events occur.

Material Federal Income Tax Consequences of the Merger (Pages 56-58)

      We expect the merger to qualify as a tax-free reorganization for United States federal income tax purposes. In general, a tax-free reorganization means that our shareholders will not recognize any gain or loss on the exchange of their common stock for FNB common stock in the merger, except to the extent they receive cash instead of fractional shares.

Dividends (Page 72)

      During 2004, FNB paid cash dividends on its common stock totaling $0.92 per share. Based on the 1.8 share exchange ratio and FNB’s current dividend rate, holders of our common stock would experience an anticipated annual dividend increase of approximately 88.0% (from our current quarterly dividend of $0.22 to $0.41 per share of NSD common stock equivalent). Although FNB has no current plan or intention to increase its dividend rate, FNB’s board of directors may, subject to applicable law, change its dividend rate in the future. FNB’s ability to pay dividends on its common stock is subject to various legal and regulatory limitations.

Certain Differences in Rights of Shareholders (Pages 59-71)

      When the merger is completed, the rights of our shareholders will be governed by Florida law and FNB’s articles of incorporation and by-laws rather than Pennsylvania law and our articles of incorporation and by-laws.

Future FNB Acquisitions (Page 21)

      As part of its growth strategy, FNB may acquire other bank or financial services institutions to expand or strengthen its market position. Risks associated with this strategy are described in “Risk Factors Relating to the Merger.”

Comparative Market Prices and Dividends (Page 72)

      FNB common stock is listed on the New York Stock Exchange under the symbol “FNB”. Prices for our common stock are quoted on the National Market System of the National Association of Securities Dealers under the symbol “NSDB”. The table on page 72 lists the quarterly price range of FNB common stock and our common stock since 2002 as well as the quarterly cash dividends we and FNB have paid. The following table shows the closing price of FNB common stock and our common stock as reported on October 14, 2004, the last trading day before we announced the merger, and on January 12, 2005, the last practicable trading day before the date of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of NSD common stock, which we calculated by multiplying the closing price of FNB common stock on those dates by 1.8 (the exchange ratio in the merger).

			Implied Value of
			One Share of NSD
	FNB Common Stock	NSD Common Stock	Common Stock

October 14, 2004	$21.67	$24.15	$39.01
January 12, 2005	19.60	35.29	35.28

      The market price of FNB common stock may change at any time. Consequently, the total dollar value of the FNB common stock that you will be entitled to receive as a result of the merger may be significantly higher or lower than its current value.

Questions and Additional Information (Page 28)

      If you have questions about the merger or how to submit your proxy card, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, please call William C. Marsh, our Chief Financial Officer, at (412) 366-8340.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FNB

      Set forth below are highlights from FNB’s consolidated financial data as of and for the years December 31, 1999 through 2003 and FNB’s data as of and for the nine months ended September 30, 2003 and 2004. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results of operations of FNB for the full year. FNB management prepared the unaudited information on the same basis as it prepared FNB’s audited consolidated financial statements. In the opinion of FNB’s management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for these periods. You should read this information in conjunction with FNB’s consolidated financial statements and related notes included in FNB’s Current Report on Form 8-K dated January 11, 2005, and FNB’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 that are incorporated by reference in this proxy statement/ prospectus and from which this information is derived. See “Where You Can Find More Information” on page 76.

Selected Consolidated Historical Financial Data of FNB

(Dollars in thousands, except per share amounts)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Summary of Earnings Data:
Interest income	$187,442	$194,511	$257,019	$275,853	$301,638	$300,514	$274,459
Interest expense	61,702	66,341	86,990	98,372	134,984	136,775	112,874
Net interest income	125,740	128,170	170,029	177,481	166,654	163,739	161,585
Provision for loan losses	11,812	12,315	17,155	13,624	26,727	12,393	11,894
Net interest income after provision for loan losses	113,928	115,855	152,874	163,857	139,927	151,346	149,691
Non-interest income	56,940	52,360	68,155	66,145	52,015	43,704	34,674
Merger and restructuring expenses	—	—	39,215	41,952	5,323	6,700	4,501
Other non-interest expense	103,970	141,069	145,810	143,051	143,936	129,548	115,685
Income before income taxes	66,898	27,146	36,004	44,999	42,683	58,802	64,179
Provision/benefit for income taxes	20,915	6,282	8,966	13,728	10,914	16,649	19,399
Income from continuing operations	45,983	20,864	27,038	31,271	31,769	42,153	44,780
Earnings from discontinued operations, net of taxes	—	27,604	31,751	32,064	21,216	19,755	16,365
Net income	$45,983	$48,468	$58,789	$63,335	$52,985	$61,908	$61,145
Per Share Data:
Basic earnings per share:
Continuing operations	$0.99	$0.45	$0.58	$0.68	$0.71	$0.94	$0.99
Discontinued operations	—	0.60	0.69	0.69	0.48	0.44	0.36
Net income	0.99	1.05	1.27	1.37	1.19	1.38	1.35
Diluted earnings per share:
Continuing operations	0.98	0.44	0.57	0.67	0.70	0.92	0.97
Discontinued operations	—	0.59	0.68	0.68	0.47	0.43	0.36
Net income	0.98	1.03	1.25	1.35	1.17	1.35	1.33
Dividends paid	0.69	0.69	0.93	0.81	0.68	0.61	0.59
Book value per share at period end(1)	5.56	12.97	13.10	12.93	12.37	10.87	11.13
Average number of shares outstanding:
Basic	46,326,420	46,065,527	46,080,966	46,012,908	44,289,772	44,748,338	44,882,552
Diluted	47,155,413	46,935,786	46,972,863	47,073,785	45,385,495	45,690,289	46,111,743

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Statement of Condition Data (at end of period):
Assets	$4,733,542	$8,288,487	$8,308,310	$7,090,232	$6,488,383	$6,126,792	$5,892,263
Investment securities	1,140,431	914,949	902,697	689,914	720,198	649,782	601,859
Loans, net of unearned income	3,219,735	3,251,499	3,259,197	3,235,208	3,108,281	3,020,051	2,960,212
Allowance for loan losses	46,151	46,122	46,139	46,984	46,345	39,803	38,651
Assets of discontinued operations	—	3,693,852	3,751,136	2,735,204	2,202,004	2,125,737	1,936,455
Deposits	3,424,477	3,361,624	3,439,510	3,304,105	3,338,913	3,227,249	3,100,815
Short-term borrowings	345,879	480,305	232,966	255,370	209,912	176,102	262,601
Long-term debt	639,113	539,004	584,808	400,056	276,802	198,907	196,860
Liabilities of discontinued operations	—	3,251,118	3,386,021	2,467,123	2,022,538	1,954,863	1,786,066
Shareholders’ equity(1)	259,529	596,787	606,909	598,596	572,407	503,422	491,436
Significant Ratios(1):
Return on average assets	1.31%	1.45%	1.32%	1.50%	1.27%	1.56%	1.57%
Return on average equity	25.23	10.63	9.66	10.97	9.81	12.28	12.50
Loans as a percent of deposits	94.02	96.72	94.76	98.65	93.13	93.58	95.47
Ratio of average equity to average assets	5.21	7.77	7.66	8.51	8.58	8.42	8.75
Dividend payout ratio	69.60	65.48	72.90	59.03	52.81	45.36	43.81

(1)	Effective January 1, 2004, FNB spun-off its Florida operations into a separate independent public company. As a result of the spin-off, the Florida operations’ earnings for prior years have been classified as discontinued operations on FNB’s consolidated income statements and the assets and liabilities related to the discontinued Florida operations have been disclosed separately on FNB’s consolidated balance sheets for prior years in the financial statements incorporated herein by reference. In addition, note that, for years prior to 2002, the book value at period end, stockholders’ equity, the return on average equity ratio and the dividend payout ratio for prior years in such financial statements include the discontinued operations. The return on average assets ratio excludes the assets of discontinued operations.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NSD

      Set forth below are highlights from NSD’s consolidated financial data as of and for the years December 31, 1999 through 2003 and NSD’s unaudited consolidated financial data as of and for the nine months ended September 30, 2003 and 2004. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results of operations of NSD for the full year. NSD management prepared the unaudited information on the same basis as it prepared NSD’s audited consolidated financial statements. In the opinion of NSD’s management, this information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data for these periods. You should read this information in conjunction with NSD’s consolidated financial statements and related notes included in NSD’s Annual Report on Form 10-K for the three years in the period ended December 31, 2003, and NSD’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 that are incorporated by reference in this proxy statement/ prospectus and from which this information is derived. See “Where You Can Find More Information” on page 76.

Selected Consolidated Historical Financial Data of NSD

(Dollars in thousands, except per share amounts)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Summary of Earnings Data:
Interest income	$19,205	$21,066	$27,709	$30,803	$31,707	$30,608	$26,506
Interest expense	7,686	9,512	12,342	14,083	15,940	14,706	11,306
Net interest income	11,519	11,554	15,367	16,720	15,767	15,902	15,200
Provision for loan losses	335	3,210	3,465	960	1,200	825	840
Net interest income after provision for loan losses	11,184	8,344	11,902	15,760	14,567	15,077	14,360
Non-interest income	4,439	3,116	3,789	3,493	3,392	1,919	1,812
Non-interest expense	11,178	9,246	12,456	13,098	10,668	9,772	9,296
Income before income taxes	4,445	2,214	3,235	6,155	7,291	7,224	6,876
Provision/benefit for income taxes	1,326	358	496	1,689	2,086	2,293	2,311
Net income	$3,119	$1,856	$2,739	$4,466	$5,205	$4,931	$4,565
Per Share Data:
Basic earnings per share	$0.92	$0.55	$0.82	$1.32	$1.51	$1.40	$1.27
Diluted earnings per share	0.91	0.54	0.80	1.30	1.50	1.39	1.25
Dividends paid(1)	0.65	0.62	0.83	0.72	0.66	0.62	0.55
Book value per share at period end(1)	11.40	11.29	11.58	11.58	10.76	9.69	8.54
Average number of shares outstanding:
Basic(1)	3,383,962	3,355,813	3,355,980	3,380,294	3,435,608	3,524,403	3,590,412
Diluted(1)	3,422,790	3,423,733	3,414,084	3,431,550	3,462,716	3,536,900	3,624,354
Statement of Condition Data (at end of period):
Assets	$517,317	$508,935	$506,620	$510,448	$479,270	$435,619	$392,285
Investment securities	163,018	149,909	151,141	123,226	117,099	97,347	103,254
Loans, net of unearned income	319,871	319,342	312,508	333,492	321,458	302,825	267,491
Allowance for loan losses	5,935	6,806	6,882	4,212	4,139	3,365	3,088
Deposits	386,651	369,847	366,039	369,199	340,983	307,078	289,440
Borrowed Funds	84,250	94,000	94,000	94,000	94,000	87,000	66,350
Shareholders’ equity	38,910	37,873	38,887	38,822	36,673	33,641	30,349

	Nine Months Ended
	September 30,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Significant Ratios:
Return on average equity	10.85%	6.38%	7.03%	12.56%	15.34%	16.70%	14.43%
Return on average assets	0.80	0.48	0.54	0.89	1.15	1.20	1.23
Loans as a percent of deposits	81.19	84.50	83.50	89.19	93.06	97.52	91.35
Ratio of average equity to average assets	7.41	7.60	7.62	7.31	7.50	7.19	8.51
Dividend payout ratio	70.60	111.86	101.50	54.10	43.33	44.08	43.19

(1)	Adjusted for 5% stock dividends paid in April 2004, 2003 and 2002.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following table sets forth information about FNB’s financial condition and results of operations, including per share data and financial ratios, after giving effect to the October 8, 2004 merger of Slippery Rock Financial Corporation (“SRFC”) with and into FNB and the merger of NSD with and into FNB. This information is called pro forma financial information in this proxy statement/prospectus. The table shows the information as if the mergers had become effective on September 30, 2004, in the case of balance sheet data, and on January 1, 2003, in the case of income statement data. This pro forma information assumes that the mergers are accounted for using the purchase method of accounting and represents a current estimate based on available information about FNB’s and NSD’s results of operations. See “Accounting Treatment” on page 56. The pro forma financial information includes adjustments to record the assets and liabilities of SRFC and NSD at their estimated fair value and is subject to further adjustment as additional information becomes available and as further analyses are completed. The pro forma income statements do not include any amount for merger-related costs that will be incurred to combine the operations of NSD with those of FNB. These charges will be recorded based on the nature and timing of the integration. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of NSD and FNB incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 76.

      The pro forma financial information, while helpful in illustrating the combined financial condition and results of operations of SRFC, NSD and FNB once the merger with NSD is completed under a particular set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other possibilities, that may occur as a result of the mergers and, accordingly, does not attempt to predict future results. The pro forma financial information also does not necessarily reflect what the combined historical results of operations of SRFC, NSD and FNB would have been had they been merged during these periods.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

	As of September 30, 2004

			Pro Forma	FNB			Pro Forma	Pro Forma
	FNB	SRFC	Adjustments	Pro Forma	NSD		Adjustments	Combined

Assets
Cash and equivalents	$98,095	$40,286	$(11,606)	$126,775	$12,632		$—	$139,407
Investment securities	1,140,431	81,385	—	1,221,816	167,955	(1)	—	1,389,771
Loans, net of unearned income	3,219,735	189,927	(700)	3,408,962	319,871		756	3,729,589
Allowance for loan losses	(46,151)	(4,603)	—	(50,754)	(5,935)		—	(56,689)

Net loans	3,173,584	185,324	(700)	3,358,208	313,936		756	3,672,900
Goodwill	34,428	1,013	51,621	87,062	—		95,404	182,466
Other intangibles	12,411	797	5,341	18,549	—		8,646	27,195
Other assets	274,593	23,548	(536)	297,605	22,794	(1)	4,735	325,134

Total assets	$4,733,542	$332,353	$44,120	$5,110,015	$517,317		$110,041	$5,737,373

Liabilities
Deposits	$3,424,477	$262,414	$806	$3,687,697	$386,651		$(1,128)	$4,073,220
Other borrowings	984,992	39,764	2,322	1,027,078	84,250		7,817	1,119,145
Other liabilities	64,544	786	4,413	69,743	7,506		11,571	88,820

Total liabilities	4,474,013	302,964	7,541	4,784,518	478,407		18,260	5,281,185
Shareholders’ equity	259,529	29,389	36,579	325,497	38,910		91,281	455,688
Total liabilities and shareholders’ equity	$4,733,542	$332,353	$44,120	$5,110,015	$517,317		$109,541	$5,736,873

Book value per share	$5.56	$10.58		$6.51	$11.40			$8.12
Shares outstanding	46,696,666	2,776,717	532,486	50,005,869	3,413,318		2,730,654	56,149,841
Capital ratios
Tangible equity/tangible assets	4.54%	8.34%		4.39%	7.52%			4.45%
Leverage capital ratio	6.13	8.74		6.36	7.27			6.55

(1)	Reclassed $4,937 relating to FHLB stock from other assets to investment securities for consistency with F.N.B. Corporation reporting.

See Notes to Selected Consolidated Unaudited Pro Forma Financial Information

	For the Nine Months Ended September 30, 2004

			Pro Forma	FNB		Pro Forma	Pro Forma
	FNB	SRFC	Adjustments	Pro Forma	NSD	Adjustments	Combined

Total interest income	$187,442	$11,495	$137	$199,074	$19,205	$(177)	$218,102
Total interest expense	61,702	4,141	(693)	65,150	7,686	(784)	72,052

Net interest income	125,740	7,354	830	133,924	11,519	607	146,050
Provision for loan losses	11,812	2,767	—	14,579	335	—	14,914

Net interest income after provision for loan losses	113,928	4,587	830	119,345	11,184	607	131,136
Total non-interest income	56,940	2,070		59,010	4,439		63,449
Non-interest expense	103,970	9,141	401	113,512	11,178	648	125,338

Income/loss before income taxes	66,898	(2,484)	429	64,843	4,445	(41)	69,247
Provision/benefit for income taxes	20,915	(1,044)	—	19,871	1,326	—	21,197

Net income/loss	$45,983	$(1,440)	$429	$44,972	$3,119	$(41)	$48,050

Per common share:
Basic	$0.99	$(0.52)		$0.91	$0.92		$0.86
Diluted	0.98	(0.52)		0.89	0.91		0.85
Ratios:
Return on average assets	1.31%	(0.57)%		1.19%	0.80%		1.13%
Return on average equity	25.23	(6.25)		19.33	10.85		14.57
Dividend payout ratio	69.60	(56.94)		72.98	70.60		72.89

See Notes to Selected Consolidated Unaudited Pro Forma Financial Information

	For the Year Ended December 31, 2003

			Pro Forma	FNB		Pro Forma	Pro Forma
	FNB	SRFC	Adjustments	Pro Forma	NSD	Adjustments	Combined

Total interest income	$257,019	$17,556	$182	$274,757	$27,709	$(248)	$302,218
Total interest expense	86,990	6,328	(924)	92,394	12,342	(1,045)	103,691

Net interest income	170,029	11,228	1,106	182,363	15,367	797	198,527
Provision for loan losses	17,155	1,519	—	18,674	3,465	—	22,139

Net interest income after provision for loan losses	152,874	9,709	1,106	163,689	11,902	797	176,388
Total non-interest income	68,155	4,283	—	72,438	3,789	—	76,227

Merger and restructuring charges	39,215	—	—	39,215	—	—	39,215
Other non-interest expense	145,810	10,618	534	156,962	12,456	865	170,283

Total non-interest expense	185,025	10,618	534	196,177	12,456	865	209,498

Income before income taxes	36,004	3,374	572	39,950	3,235	(68)	43,117
Provision for income taxes	8,966	903	—	9,869	496	—	10,365

Net income from continuing operations	27,038	2,471	572	30,081	2,739	(68)	32,752

Net income from discontinued operations	31,751	—	—	31,751	—	—	31,751

Net income	$58,789	$2,471	$572	$61,832	$2,739	$(68)	$64,503

Per common share:
Basic
Continuing operations	$0.58	$0.90		$0.61	$0.82		$0.59
Discontinued operations	0.69	—		0.64	—		0.57

Total	$1.27	$0.90		$1.25	$0.82		$1.16
Diluted
Continuing operations	$0.57	$0.90		$0.60	$0.80		$0.58
Discontinued operations	0.68	—		0.63	—		0.56

Total	$1.25	$0.90		$1.23	$0.80		$1.14
Ratios:
Return on average assets	1.32%	0.72%		1.27%	0.54%		1.18%
Return on average equity	9.66	7.69		9.13	7.03		7.99
Dividend payout ratio	72.93	66.57		72.00	101.50		73.33

NOTE A:

The pro forma adjustments represent the estimated purchase accounting entries to record the merger of NSD with FNB. The excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill. Estimated fair value adjustments included in the unaudited pro forma balance sheet and income statement have been determined based on information available as of September 30, 2004. The final determination of the fair values of the assets and liabilities will be made as of the effective date of the merger. As such, the final purchase accounting entries may differ from the estimates provided herein. Fair value adjustments will be amortized on a straight line basis over their estimated remaining lives. Deferred tax adjustments, related to the net fair value adjustments, are calculated based on a 35% tax rate.

Included in the pro forma adjustments is an allocation of the purchase price to core deposit intangibles. Under the SFAS No. 141 and No. 142 accounting standards, a core deposit intangible is separated from goodwill and amortized over its remaining useful life. The remaining goodwill intangible is not subject to amortization under SFAS No. 141 and No. 142 and will be evaluated periodically for possible impairment.

NOTE B:

The pro forma adjustment represents estimated direct acquisition costs of approximately $7.9 million related to certain severance payments, employee benefits, fees related to the early termination of certain contracts and professional fees such as legal, accounting and advisory fees.

RISK FACTORS RELATING TO THE MERGER

      In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the merger proposal.

Risks Specifically Related to the Merger

FNB may encounter integration difficulties or may fail to realize the anticipated benefits of the merger.

      FNB and NSD may not be able to integrate their operations without encountering difficulties, including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

      In determining that the merger is in the best interests of FNB and NSD, their respective boards of directors considered that enhanced earnings may result from the consummation of the merger, including from reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, there can be no assurance that any enhanced earnings will result from the merger.

Because the market price of FNB common stock may fluctuate, you cannot be certain of the market value of the common stock that you will receive in the merger.

      Upon completion of the merger, each share of our common stock will be converted into the right to receive 1.8 shares of FNB common stock. Any change in the price of FNB common stock prior to the merger will affect the market value of the stock that you will receive in the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in FNB’s businesses, operations and prospects and regulatory considerations.

      The prices of FNB common stock and our common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/ prospectus and on the date of our special meeting. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of FNB common stock during the period from October 14, 2004, the last full trading day before public announcement of the merger, through January 12, 2005, the last practicable full trading day prior to the date of the printing of this proxy statement/ prospectus, the exchange ratio represented a value ranging from a high of $39.47 on December 2, 2004 to a low of $35.26 on January 11, 2005 for each share of our common stock. Because the date the merger will be completed will be later than the date of our special meeting, at the time of our special meeting you will not know what the market value of FNB’s common stock will be upon completion of the merger, although we have a right to terminate the merger agreement if the price of FNB common stock declines by more than a specified amount and also underperforms the Nasdaq Bank Index by a specified percentage.

Future results of the combined companies may materially differ from the pro forma financial information presented in this proxy statement/ prospectus.

      Future results of the combined FNB and NSD may be materially different from those shown in the pro forma financial statements that show only a combination of their historical results. The costs FNB will incur in connection with the merger may be higher or lower than FNB has estimated, depending upon how costly or difficult it is to integrate FNB and NSD. Furthermore, these charges may decrease the capital of FNB after the merger that could be used for profitable, income-earning investments in the future.

The merger agreement limits our ability to pursue alternatives to the merger.

      The merger agreement contains provisions that, subject to limited exceptions, limit our ability to discuss, facilitate or enter into agreements with third parties to acquire us. In general, if we avail ourselves of those limited exceptions, we will be obligated to pay FNB a break-up fee of $6,000,000. These provisions could discourage a potential competing acquiror that might have an interest in acquiring us from proposing or considering our acquisition even if that potential acquiror were prepared to pay a higher price to our shareholders than the price FNB proposes to pay under the merger agreement.

Risks Related to Owning FNB Common Stock

FNB’s status as a holding company makes it dependent on dividends from its subsidiaries to meet its obligations.

      FNB is a holding company and conducts almost all of its operations through its subsidiaries. FNB does not have any significant assets other than the stock of its subsidiaries. Accordingly, FNB depends on dividends from its subsidiaries to meet its obligations. FNB’s right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal and state law, FNB’s bank subsidiary is limited in the amount of dividends it may pay to FNB without prior regulatory approval. Also, bank regulators have the authority to prohibit FNB’s subsidiary bank from paying dividends if the bank regulators determine the payment would be an unsafe and unsound banking practice.

Interest rate volatility could significantly harm FNB’s business.

      FNB’s results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of FNB’s earnings is its net interest income, which is the difference between the income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits. A change in market interest rates could adversely affect FNB’s earnings if market interest rates change such that the interest FNB pays on deposits and borrowings increases faster than the interest it collects on loans and investments. Consequently, FNB, along with other financial institutions generally, is sensitive to interest rate fluctuations.

FNB’s results of operations are significantly affected by the ability of its borrowers to repay their loans.

      Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic and industry conditions;

•	the duration of the loan; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/ industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. In addition, consumer loans typically have shorter terms and lower balances with higher yields compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.

FNB’s financial condition and results of operations would be adversely affected if its allowance for loan losses were not sufficient to absorb actual losses.

      There is no precise method of predicting loan losses. FNB can give no assurance that its allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on FNB’s financial condition and results of operations. FNB attempts to maintain an appropriate allowance for loan losses to provide for estimated losses in its loan portfolio. FNB periodically determines the amount of its allowance for loan losses based upon consideration of several factors, including:

•	a regular review of the quality, mix and size of the overall loan portfolio;

•	historical loan loss experience;

•	evaluation of non-performing loans;

•	assessment of economic conditions and their effects on FNB’s existing portfolio; and

•	the amount and quality of collateral, including guarantees, securing loans.

FNB’s financial condition may be adversely affected if it is unable to attract sufficient deposits to fund its anticipated loan growth.

      FNB funds its loan growth primarily through deposits. To the extent that FNB is unable to attract and maintain sufficient levels of deposits to fund its loan growth, FNB would be required to raise additional funds through public or private financings. FNB can give no assurance that it would be able to obtain these funds on terms that are favorable to it.

FNB could experience significant difficulties and complications in connection with its growth and acquisition strategy.

      FNB has grown significantly over the last few years and may seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for its financial institution subsidiaries. However, the market for acquisitions is highly competitive. FNB may not be as successful in the future as it has been in the past in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.

      As part of this acquisition strategy, FNB may acquire additional banks and non-bank entities that it believes provide a strategic fit with its business. To the extent that FNB is successful with this strategy, FNB cannot assure you that it will be able to manage this growth adequately and profitably. For example, acquiring any bank or non-bank entity will involve risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks and non-bank entities FNB acquires;

•	exposure to potential asset quality issues of acquired banks and non-bank entities;

•	potential disruption to FNB’s business;

•	potential diversion of the time and attention of FNB’s management; and

•	the possible loss of key employees and customers of the banks and other businesses FNB acquires.

      In addition to acquisitions, FNB Bank may expand into additional communities or attempt to strengthen its position in its current markets by undertaking additional de novo branch openings. Based on its experience, FNB believes that it generally takes up to three years for new banking facilities to achieve operational profitability due to the impact of organizational and overhead expenses and the start-up phase of generating loans and deposits. To the extent that FNB Bank undertakes additional de novo branch openings, FNB Bank is likely to continue to experience the effects of higher operating expenses relative to operating income from the new banking facilities, which may have an adverse effect on FNB’s net income, earnings per share, return on average shareholders’ equity and return on average assets.

      FNB may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to its overall operations. Following each acquisition, FNB must expend substantial resources to integrate the entities. The integration of non-banking entities often involves combining different industry cultures and business methodologies. The failure to integrate successfully the entities FNB acquires into its existing operations may adversely affect its results of operations and financial condition.

FNB could be adversely affected by changes in the law, especially changes in the regulation of the banking industry.

      FNB and its subsidiaries operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the OCC and the

Federal Deposit Insurance Corporation, which we sometimes refer to as the “FDIC” in this proxy statement/prospectus. Regulations are generally intended to provide protection for depositors and customers rather than for investors. FNB is subject to changes in federal and state law, regulations, governmental policies, income tax laws and accounting principles. Changes in regulation could adversely affect the banking industry as a whole and could limit FNB’s growth and the return to investors by restricting such activities as:

•	the payment of dividends;

•	mergers with or acquisitions of other institutions;

•	investments;

•	loans and interest rates;

•	the provision of securities, insurance or trust services; and

•	the types of non-deposit activities in which FNB’s financial institution subsidiaries may engage.

      In addition, legislation may change present capital requirements, which could restrict FNB’s activities and require FNB to maintain additional capital.

FNB’s results of operations could be adversely affected due to significant competition.

      FNB may not be able to compete effectively in its markets, which could adversely affect FNB’s results of operations. The banking and financial service industry in each of FNB’s market areas is highly competitive. The competitive environment is a result of:

•	changes in regulation;

•	changes in technology and product delivery systems; and

•	the accelerated pace of consolidation among financial services providers.

      FNB competes for loans, deposits and customers with various bank and non-bank financial service providers, many of which are larger in terms of total assets and capitalization, have greater access to the capital markets and offer a broader array of financial services than FNB does. Competition with such institutions may cause FNB to increase its deposit rates or decrease its interest rate spread on loans it originates.

FNB’s continued pace of growth may require it to raise additional capital in the future, but that capital may not be available when it is needed.

      FNB is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. As a financial holding company, FNB seeks to maintain capital sufficient to meet the “well capitalized” standard set by regulators. FNB anticipates that its current capital resources will satisfy its capital requirements for the foreseeable future. FNB may at some point, however, need to raise additional capital to support continued growth, both internally and through acquisitions.

      FNB’s ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside FNB’s control, and on its financial performance. Accordingly, FNB cannot assure you of its ability to raise additional capital, if needed, on terms acceptable to it. If FNB cannot raise additional capital when needed, its ability to expand its operations through internal growth and acquisitions could be materially impaired.

Adverse economic conditions in FNB’s market area may adversely impact its results of operations and financial condition.

      The majority of FNB’s business is concentrated in western Pennsylvania and eastern Ohio, which are traditionally slower growth markets than other areas of the United States. As a result, FNB Bank’s loan portfolio and results of operations may be adversely affected by factors that have a significant impact on the economic conditions in this market area. The local economies of this market area historically have been less robust than the economy of the nation as a whole and may not be subject to the same fluctuations as the national economy. Adverse economic conditions in FNB’s market area, including the loss of certain significant employers, could reduce its growth rate, affect its borrowers’ ability to repay their loans and generally affect FNB’s financial condition and results of operations. Furthermore, a downturn in real estate values in FNB Bank’s market area could cause many of its loans to become inadequately collateralized.

Certain provisions of FNB’s articles of incorporation and bylaws and Florida law may discourage takeovers.

      FNB’s articles of incorporation and by-laws contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by FNB’s board of directors. In particular, FNB’s articles of incorporation and by-laws:

•	classify its board of directors into three classes, so that shareholders elect only one-third of its board of directors each year;

•	permit shareholders to remove directors only for cause;

•	do not permit shareholders to take action except at an annual or special meeting of shareholders;

•	require shareholders to give FNB advance notice to nominate candidates for election to its board of directors or to make shareholder proposals at a shareholders’ meeting;

•	permit FNB’s board of directors to issue, without shareholder approval unless otherwise required by law, preferred stock with such terms as its board of directors may determine; and

•	require the vote of the holders of at least 75% of FNB’s voting shares for shareholder amendments to its by-laws.

      Under Florida law, the approval of a business combination with shareholders owning 10% or more of the voting shares of a corporation requires the vote of holders of at least 2/3 of the voting shares not owned by such shareholder, unless the transaction is approved by a majority of the corporation’s disinterested directors. In addition, Florida law generally provides that shares of a corporation acquired in excess of certain specified thresholds will not possess any voting rights unless the voting rights are approved by a majority vote of the corporation’s disinterested shareholders.

      These provisions of FNB’s articles of incorporation and by-laws and of Florida law could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of FNB’s shareholders may consider such proposals desirable. Such provisions could also make it more difficult for third parties to remove and replace the members of FNB’s board of directors. Moreover, these provisions could diminish the opportunities for shareholders to participate in certain tender offers, including tender offers at prices above the then-current market price of FNB’s common stock, and may also inhibit increases in the trading price of FNB’s common stock that could result from takeover attempts.

Loss of members of FNB’s executive team could have a negative impact on its business.

      FNB’s success is dependent, in part, on the continued service of its executive officers, including Peter Mortensen, its Chairman of the Board, and Stephen J. Gurgovits, its President and Chief Executive Officer. The loss of the services of either of these executive officers could have a negative impact on FNB’s business because of their skills, relationships in the banking community and years of industry experience, and the difficulty of promptly finding qualified replacement executive officers.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This proxy statement/ prospectus contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook, business and prospects of FNB, NSD and the potential combined company as well as statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential,” “possible” or other similar expressions.

      The forward-looking statements involve certain risks and uncertainties. The ability of either FNB or NSD to predict results or the actual effects of their plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from anticipated results. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under “Risk Factors Relating to the Merger” beginning on page 19, as well as the following:

•	the businesses of FNB and NSD may not be integrated successfully or the integration may be more difficult, time-consuming or costly than currently anticipated;

•	expected revenue synergies and cost savings from the merger may not be realized within the expected time frame or at all;

•	revenues may be lower than expected following the merger;

•	deposit attrition, operating costs, loss of customers and business disruption, including, without limitation, difficulties in maintaining relationships with our employees, customers or suppliers may be greater than anticipated following the merger;

•	the regulatory approvals for the merger may not be obtained on acceptable terms, on the anticipated schedule or at all;

•	the merger may not be approved by the requisite vote of our shareholders;

•	competitive pressure among financial services companies is intense;

•	general economic conditions may be less favorable than expected;

•	political conditions and related actions by the United States military abroad may adversely affect economic conditions as a whole;

•	changes in the interest rate environment may reduce interest margins and impact funding sources;

•	changes in market rates and prices may adversely impact the value of financial products and assets;

•	legislation or changes in the regulatory environment may adversely affect the businesses in which FNB and NSD are engaged; and

•	litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect either company or their businesses.

      Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/ prospectus or the date of any document incorporated by reference in this proxy statement/ prospectus.

      All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/ prospectus and attributable to FNB or NSD or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, FNB and NSD undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/ prospectus or to reflect the occurrence of unanticipated events.

OUR SPECIAL MEETING

      This section contains information for our shareholders about the special meeting of shareholders we have called to consider the approval of the merger proposal and related matters.

General

      This proxy statement/ prospectus is being furnished to holders of our common stock for use at our special meeting and any adjournment, postponement or continuation of our special meeting.

When and Where Our Special Meeting Will Be Held

      Our special meeting will be held on Friday, February 18, 2005, at 10:00 a.m., prevailing time, at the Ballroom of the Holiday Inn, 4859 McKnight Road, Pittsburgh, Pennsylvania, subject to any adjournment, postponement or continuation of our special meeting.

Matters to Be Considered

      The purpose of our special meeting is to consider and vote upon:

•	Proposal 1 — A proposal to approve and adopt the merger agreement between FNB and us;

•	Proposal 2 — A proposal to grant discretionary authority to adjourn our special meeting if necessary to permit further solicitation of proxies because we have not received sufficient votes at the time of our special meeting to approve the merger proposal; and

•	Such other business as may properly come before our special meeting and any adjournment, postponement or continuation of our special meeting.

      Our shareholders must approve Proposal 1 for the merger to occur. If our shareholders fail to approve this proposal, the merger will not occur.

      At this time, our board of directors is unaware of any other matters, other than as set forth above, that may be presented for action at our special meeting. If other matters are properly presented, however, the persons named as proxies will vote in accordance with their judgment with respect to such matters.

Record Date; Shares Outstanding and Entitled to Vote

      Our board of directors has fixed the close of business on December 21, 2004 as the record date for the determination of holders of our common stock entitled to notice of, and to vote at, our special meeting and any adjournment, postponement or continuation of our special meeting.

      On the record date, 3,446,540 shares of our common stock were issued and outstanding and entitled to vote at our special meeting, held by approximately 346 holders of record. Each share of our common stock is entitled to cast one vote on all matters that are properly submitted to our shareholders at our special meeting.

Quorum

      The presence, in person or by properly executed proxy, of the holders of at least a majority of our outstanding shares of common stock on the record date is necessary to constitute a quorum at our special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present. A quorum must be present in order for the vote on the merger proposal and the adjournment proposal to occur.

      Based on the number of shares of our common stock issued and outstanding as of the record date, 1,757,735 shares of our common stock must be present in person or represented by proxy at our special meeting to constitute a quorum.

Shareholder Vote Required

      Approve and Adopt the Merger Agreement. The affirmative vote of the holders of not less than 51% of our outstanding shares of common stock on the record date is required to approve the merger proposal. Therefore, the failure to vote, either by proxy or in person, will have the same effect as a vote against approval of the merger proposal. Abstentions will also have the same effect as a vote against approval of the merger proposal.

Accordingly, we urge you to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope.

      When considering our board of directors’ recommendation that you vote in favor of the approval and adoption of the merger agreement, you should be aware that certain of our executive officers and directors have interests in the merger that may be different from, or in addition to, your interests as a shareholder. See “The Merger — Interests of Our Directors and Executive Officers in the Merger” beginning on page 42.

      Discretionary Authority to Adjourn Our Special Meeting. The affirmative vote of the holders of a majority of the eligible shares of our common stock present in person or represented by proxy at our special meeting is required to approve the proposal to grant discretionary authority to adjourn our special meeting if necessary to permit further solicitation of proxies for the merger proposal. The failure to vote, either by proxy or in person, will have no effect on the outcome of the voting on the adjournment proposal. However, abstentions will have the same effect as a vote against the adjournment proposal.

No Appraisal Rights

      Under Pennsylvania law, you do not have the right to a judicial appraisal of the fair market value of your shares of our common stock in connection with the merger.

Director and Executive Officer Voting

      As of the record date, our directors and executive officers and their affiliates beneficially owned 796,125 shares of our common stock, or approximately 23.1% of the issued and outstanding shares of our common stock entitled to vote at our special meeting. This number includes options to purchase 43,210 shares of our common stock exercisable within 60 days of the record date.

      In addition, as of the record date, FNB owned 165,005 shares of our common stock or approximately 4.8% of the shares of our common stock entitled to vote at our special meeting. FNB purchased 165,000 of these shares on October 28, 2004 at a price of $37.00 per share, paid in cash. FNB has advised us it will vote its shares for approval of the merger proposal. In addition, as of the record date, FNB’s directors and executive officers and their affiliates owned 1,214 shares of our common stock, or less than 1% of the shares entitled to vote at our special meeting.

Proxies

      Voting. You should complete and return the proxy card accompanying this proxy statement/ prospectus in order to ensure that your vote is counted at our special meeting and at any adjournment, postponement or continuation of our special meeting, regardless of whether you plan to attend our special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of approval of the merger proposal and in favor of approval of the adjournment proposal.

      If your shares of our common stock are held in the name of a bank, broker, nominee or other holder of record, you will receive instructions from the bank, broker, nominee or other holder of record that you must follow in order for your shares of our common stock to be voted.

      You might also be eligible to vote by phone or over the internet. Special instructions can be found on the enclosed proxy card.

      Revocability. You may revoke your proxy at any time before the vote is taken at our special meeting. If you have not voted through a bank, broker, nominee or other holder of record, you may revoke your proxy by:

•	submitting written notice of revocation to our corporate secretary prior to the voting of that proxy at our special meeting;

•	submitting a properly executed proxy with a later date; or

•	voting in person at our special meeting.

      However, simply attending our special meeting without voting will not revoke an earlier proxy.

      Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to:

NSD Bancorp, Inc.
5004 McKnight Road
Pittsburgh, Pennsylvania 15237
Attention: Gloria J. Bush, Secretary

      If your shares are held in the name of a bank, broker, nominee or other holder of record, you should follow the instructions of the bank, broker, nominee or other holder of record regarding the revocation of proxies.

      A proxy appointment will not be revoked by the death or incapacity of the shareholder executing the proxy unless notice of the death or incapacity is given to our corporate secretary before the shares of our common stock represented by such proxy are voted.

      How Proxies are Counted. All shares of our common stock represented by properly executed proxies received before or at our special meeting, and not revoked, will be voted in accordance with the instructions indicated in the proxies.

      We will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining the presence of a quorum, but an abstention will have the effect of voting against approval of the merger proposal and voting against approval of the adjournment proposal.

      Brokers may not vote shares of our common stock that they hold beneficially either for or against the approval of the merger proposal without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker and you do not give your broker instructions on how to vote your shares, this will have the same effect as voting against approval of the merger proposal.

      In addition, brokers may not vote on the adjournment proposal without specific instructions from the person who beneficially owns those shares. Nevertheless, shares held by a broker for which you do not give your broker instructions on how to vote will have no effect on the outcome of the voting on the adjournment proposal.

      Solicitation. We will pay for the costs of our special meeting and for the mailing of this proxy statement/ prospectus to our shareholders, as well as all other costs we incur in connection with the solicitation of proxies from our shareholders. However, FNB and we will share equally the cost of printing this proxy statement/ prospectus and the filing fees paid to the SEC.

      In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone or in person. Our directors, officers and employees will not be specially compensated for these activities. We also intend to request that brokers, banks, nominees and other holders of record solicit proxies from their principals, and we will reimburse the brokers, banks, nominees and other holders of record for certain expenses they incur for those activities.

Recommendation of Our Board of Directors

      Our board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Based on our reasons for the merger described in this proxy statement/ prospectus, our board of directors believes that the merger is in our best interests and those of our shareholders. Accordingly, our board of directors unanimously recommends that our shareholders vote “FOR” approval of the merger proposal and “FOR” approval of the adjournment proposal. See “The Merger — Our Board of Directors’ Reasons for the Merger; Recommendation” beginning on page 33, for a more detailed discussion of our board of directors’ recommendation.

Attending Our Special Meeting

      If your shares are held in street name and you want to attend our special meeting, you must bring an account statement or letter from your holder of record showing that you were the beneficial owner of the shares on December 21, 2004, the record date for our special meeting.

Questions and Additional Information

      If you have more questions about the merger or how to submit your proxy card, or if you need additional copies of this proxy statement/ prospectus or the enclosed proxy card, please call William C. Marsh, our Chief Financial Officer, at (412) 366-8340.

INFORMATION ABOUT FNB AND NSD

NSD Bancorp, Inc.

5004 McKnight Road
Pittsburgh, Pennsylvania 15237
(412) 366-8148

      We are a one-bank holding company organized under the laws of the Commonwealth of Pennsylvania. In addition, we are registered with and supervised by the Federal Reserve Board. Our primary business is the holding of all of the outstanding common shares of our wholly owned subsidiary, NorthSide Bank. Our primary source of income has been dividends paid by NorthSide Bank.

      NorthSide Bank is chartered under the laws of the Commonwealth of Pennsylvania and is a member of the Federal Reserve System. NorthSide Bank’s deposits are insured by the FDIC, up to regulatory limits. NorthSide Bank is a full-service institution that offers various demand and time deposit products and originates secured and unsecured commercial, consumer and mortgage loans.

      NorthSide Bank has 11 full service offices located in northern Allegheny County and southern Butler County in western Pennsylvania.

      For more information on us and NorthSide Bank, see “Where You Can Find More Information” beginning on page 76.

F.N.B. Corporation

One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
(724) 981-6000

      FNB is a $5.1 billion financial services holding company headquartered in Hermitage, Pennsylvania. FNB provides a broad range of financial services to its customers through FNB Bank and its insurance agency, consumer finance and trust company subsidiaries.

      FNB Bank has 131 banking offices in western Pennsylvania and eastern Ohio. FNB Bank offers the services traditionally offered by full-service commercial banks, including commercial and individual demand and time deposit accounts and commercial, mortgage and individual installment loans. FNB Bank also offers various alternative investment products, including mutual funds and annuities. As of September 30, 2004, FNB Bank had total assets, total liabilities and total stockholders’ equity of approximately $4.6 billion, $4.2 billion and $348.0 million, respectively.

      Regency Finance, FNB’s consumer finance subsidiary, has 23 offices in Pennsylvania, 16 offices in Ohio and 16 offices in Tennessee and principally makes personal installment loans to individuals and purchases installment sales finance contracts from retail merchants.

      Another FNB subsidiary, First National Trust Company, a registered investment advisor, provides a broad range of personal and corporate fiduciary services, including the administration of decedent and trust estates, and has approximately $1.3 billion of assets under management.

      FNB’s insurance agency subsidiary is a full-service insurance agency and, through its seven locations, offers commercial and personal insurance products of major insurance companies.

      For additional information about FNB, see “The Merger”, below, and “Where You Can Find More Information”, beginning on page 76.

THE MERGER

      The following discussion contains material information pertaining to the merger. This discussion is subject, and qualified in its entirety by reference, to the merger agreement and the financial advisor’s opinion included as Appendices A and B to this proxy statement/prospectus. We encourage you to carefully read those documents as well as the discussion in this proxy statement/prospectus.

Background of the Merger

      From time to time over the past several years, our management and board of directors have considered various strategic alternatives as part of their continuing efforts to enhance our community banking franchise and to maximize shareholder value. These strategic alternatives have included:

•	continuing as an independent institution;

•	acquiring branch offices or other community banks;

•	establishing related lines of business; and

•	entering into a strategic merger with similarly-sized or larger institutions.

      Our board of directors also has sought to enhance shareholder value through a share repurchase program.

      In early 2004, our board of directors authorized Lawrence R. Gaus, our Chairman of the Board, Andrew W. Hasley, our President and Chief Operating Officer, and William C. Marsh, our Senior Vice President and Chief Financial Officer, to prepare information for the board of directors regarding a three-year business plan, with detailed assumptions, projections and a budget. On May 25, 2004, our board of directors reviewed the three-year business plan prepared by management. At this meeting, our board of directors discussed, evaluated and approved the business plan. In addition, as part of its strategic review, our board of directors considered various strategic alternatives. Representatives of Keefe participated in this meeting.

      On June 9, 2004, we received an unsolicited indication of interest about a possible acquisition from a larger financial holding company. Our board of directors discussed this unsolicited indication of interest in executive session on June 22, 2004, and placed further discussion of the unsolicited indication of interest on the agenda for a special board of directors meeting to be held on July 7, 2004.

      On July 7, 2004, our board of directors met to discuss the unsolicited indication of interest. This discussion also included a review of our three-year business plan and its assumptions as well as a discussion of other strategic alternatives including:

•	our acquisition of other local financial institutions;

•	a strategic merger of us with financial companies of similar size and capitalization;

•	the anticipated levels of interest that larger financial institutions may have in us; and

•	the financial and non-financial attributes of companies that may have an interest in us.

      Our board of directors decided to meet with representatives of the company that submitted the unsolicited indication of interest in June 2004 and authorized a committee of five directors to meet with such company and to report to our board of directors information presented and discussed at the meeting. This meeting occurred on July 19, 2004.

      On July 23, 2004, we engaged Keefe as our financial advisor.

      On July 27, 2004, our board of directors met to discuss a range of issues, including:

•	our three-year business plan;

•	the unsolicited indication of interest that was received in June 2004;

•	the meeting that was held with the company that submitted the unsolicited indication of interest; and

•	the level of interest that other companies may have if the board of directors chose to solicit or review indications of interest from other financial companies.

      After the board of directors discussed the financial companies that may have an interest in us and the attributes of these companies, our board of directors instructed Keefe to contact several companies regarding their interest in NSD. Five companies, including FNB and the financial company that had submitted the unsolicited indication of interest in June 2004, executed a confidentiality agreement and received confidential information regarding us in mid-August 2004.

      On September 10, 2004, four of the financial companies that had been contacted and received information submitted nonbinding preliminary indications of interest. These four financial companies included FNB and the financial company that submitted the unsolicited indication of interest in June 2004.

      Between September 10 and 15, 2004, each company that had submitted an indication of interest was contacted by Keefe to identify whether they had submitted their best proposal. After being contacted on September 13, 2004, two companies increased their indications of interest. The company that submitted the unsolicited indication of interest in June 2004 was one of these two companies.

      On September 15, 2004, our board of directors met to review, compare, analyze and discuss the terms of the nonbinding indications of interest that were received from the four financial companies. This discussion included a review of proposed financial and non-financial terms. Information regarding each of the financial companies was presented to and discussed by our board of directors. Our board of directors also discussed, from a shareholder perspective, the advantages and disadvantages of each of the indications of interest and the companies that submitted them. These discussions included, but were not limited to:

•	an analysis of comparable transactions;

•	the attributes of each company (both financial and non-financial);

•	an examination of market multiples, liquidity, management, value of the indication over time and dividend differentials; and

•	the future prospects of each financial company (see pages 36-39).

      Our special counsel, Shumaker Williams, P.C. (“Shumaker”), participated in this meeting at which a presentation and discussion occurred regarding our directors’ fiduciary duties under Pennsylvania law. At the conclusion of the September 15, 2004 board of directors meeting, our board of directors determined that it should meet with representatives of FNB at an NSD board of directors meeting to discuss FNB’s strategic plans and initiatives and to learn more about the management of FNB. In addition, our board of directors voted to permit representatives and advisors of FNB to conduct due diligence on us.

      FNB conducted due diligence on us starting on September 22, 2004. We executed a confidentiality agreement with FNB on September 27, 2004, and we commenced due diligence on FNB on September 27, 2004.

      On September 24, 2004, a draft of the merger agreement was sent to us and our counsel and advisors by FNB’s counsel.

      On September 28, 2004, our board of directors met with representatives of FNB including the President and Chief Executive Officer of FNB, Stephen J. Gurgovits, and the Chief Financial Officer of FNB, Brian F. Lilly. This meeting included a discussion of FNB’s short-term and long-term strategic plans, FNB’s financial attributes, FNB’s stock price, trading volumes and liquidity, FNB’s dividend payments and payout ratios, the experience and depth of FNB’s management team, FNB’s overall business approach and FNB’s merger and acquisition history and experience.

      Following the presentation by members of FNB’s senior management, our board of directors met to discuss the presentation and the proposed terms of FNB’s indication of interest. Our board of directors authorized Keefe to contact FNB to negotiate terms of the proposed merger.

      On October 5, 2004, FNB indicated that it would increase its previously proposed exchange ratio and that a revised draft of the merger agreement would be sent to us and our counsel and advisors.

      From October 5 through October 11, 2004, our special counsel, advisors and our management had numerous conversations with FNB and its special counsel and advisors regarding the proposed merger, and the terms and conditions of the merger agreement.

      On October 11, 2004, our board of directors met to discuss the status of the negotiations with FNB. At the meeting, the results of our due diligence process and review of FNB were discussed and considered by our board of directors. Our board of directors discussed the status of the negotiations and various terms of the proposed merger, including the financial terms. These discussions included a presentation by our special counsel regarding the terms contained in the draft merger agreement. The draft merger agreement, including exhibits and appendices, were reviewed by us and our special counsel and discussed by our board of directors. In addition, Keefe presented to our board of directors a transaction overview, an analysis of selected transactions, a per share impact analysis and a discounted cash flow analysis. Our board of directors discussed the proposed terms, including financial and non-financial aspects of the proposed merger. At the conclusion of the meeting, our board of directors authorized Keefe and our special counsel to continue to negotiate with FNB, its advisors and special counsel.

      From October 11 through October 14, 2004, FNB and we, together with their and our respective special counsel and financial advisors, negotiated the terms, provisions, undertakings and other aspects of the merger agreement, related documents and related matters.

      On October 14, 2004, our board of directors held a special meeting at which representatives of Keefe and Shumaker were present. The results of our continuing due diligence on FNB were discussed by our board of directors. Keefe and Shumaker briefed our board of directors on final negotiations concerning the merger agreement, exhibits and appendices and related matters. Our board of directors discussed the terms of the merger, including the financial terms. Specifically, our board of directors discussed the structure of the merger, the exchange ratio, tax aspects of the merger, the provisions regarding our board of director designee to the FNB board of directors and our three designees to the FNB Bank board of directors, the representations, warranties and covenants of the parties and other non-financial issues. Our board of directors reviewed a copy of the merger agreement and ancillary documents in detail. During this meeting, Keefe presented and delivered its written opinion with supporting documentation to our board of directors that the exchange ratio in the merger agreement was fair to our shareholders from a financial point of view. Our board of directors, with our special counsel, reviewed the merger agreement and its terms. Our board of directors also reviewed its fiduciary duties under Pennsylvania law. Following these discussions, our board unanimously approved the merger agreement and the transactions contemplated by the merger agreement and authorized our officers to execute the merger agreement. Our board of directors believes that the merger and its terms are in the best interests of our shareholders and our other constituencies. FNB and we executed the definitive merger agreement and related documents on the evening of October 14, 2004 and made a public announcement of the execution of the merger agreement on October 15, 2004.

FNB’s Reasons for the Merger

      Following the spin-off of its Florida operations on January 1, 2004, FNB committed to pursuing several key strategies. Among them was the realization of modest organic growth and the supplementation of that growth through strategic acquisitions.

      In approving the merger agreement, FNB’s board of directors considered the following factors as generally supporting its decision to enter into the merger agreement:

•	its understanding of FNB’s business, operations, financial condition, earnings and prospects and of NSD’s business, operations, financial condition, earnings and prospects, including our geographic position in the greater Pittsburgh region;

•	its understanding of the current and prospective environment in which FNB and NSD operate, including regional and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on FNB in light of, and in absence of, the proposed merger;

•	the fact that the focus of FNB’s planned expansion strategy is on the greater Pittsburgh market. NorthSide Bank will substantially enhance FNB’s presence in the northern suburbs of Pittsburgh and will place FNB in several of the fastest growing and wealthiest markets in greater Pittsburgh. Median household income over the next five years is expected to grow by over 11%, exceeding both Pennsylvania as well as national growth estimates. In addition, the greater Pittsburgh market has had a 4.5% compound annual growth rate in banking deposits over the past four years as reported by the FDIC;

•	the fact that NorthSide Bank operates in the desirable growth markets of Allegheny County and southern Butler County, and has been servicing its customers for 70 years and is considered a meaningful competitor in its marketplace. NorthSide Bank is the largest independent community banking franchise located in the northern suburbs of Pittsburgh. NorthSide Bank is the fifth largest banking company in deposit market share in the area within which it operates. As of June 30, 2004 it controlled approximately 9.4% of the deposit base and its deposits totaled $394 million dollars. Over the four years prior to June 30, 2004, its deposits grew 32% representing an average annual growth rate of 8% and overall deposits grew 41%, averaging 10% annually.

•	the review by the FNB board of directors with its legal advisors of the structure and terms of the merger, including the exchange ratio, the expectation of FNB’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to stockholders for U.S. federal income tax purposes and, based on the exchange ratio and assuming continuation of FNB’s current per share dividend rate of $0.23 per quarter, an anticipated annual dividend increase of approximately 88.0% for holders of NSD common stock (from our current quarterly dividend of $0.22 to $0.41 per share of NSD common stock equivalent);

•	the fact that the complementary nature of the respective customer bases, business products and skills of FNB and NSD could result in opportunities to obtain synergies as products are cross-marketed and distributed over broader customer bases and best practices are compared and applied across businesses. Within a 15-mile radius of the center of NorthSide Bank’s market, there are more than 29,000 businesses that could benefit from FNB’s banking services and which would provide FNB with an opportunity to execute its existing commercial lending and deposit growth initiatives;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining FNB and NSD;

•	the proposed board and management arrangements which would position the combined company with strong leadership and experienced operating management;

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained; and

•	the historical and current market prices of FNB common stock and NSD common stock.

      The FNB board of directors also considered the fact that the combined institution will result in a combined entity with assets of approximately $5.7 billion. The future growth prospects of the NorthSide Bank market area are expected to provide sustained business development opportunities by enabling FNB to capitalize on a cohesive banking franchise with sufficient critical mass to compete in the greater Pittsburgh market.

      The FNB board of directors considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to enter into the merger agreement.

Our Board of Directors’ Reasons for the Merger; Recommendation

      Our board of directors has unanimously approved the merger agreement and unanimously recommends that our shareholders vote “FOR” approval and adoption of the merger agreement.

      Our board of directors has determined that the merger is fair to, and in the best interests of, us and our shareholders. In approving the merger agreement, our board of directors consulted with Keefe with respect to certain financial aspects of the merger and the fairness of the exchange ratio to be received by our shareholders from a financial point of view and with Shumaker as to our legal duties and the terms of the merger agreement and ancillary documents. In arriving at its determination, our board also considered the following material factors:

•	Our board of directors’ familiarity with and review of information concerning our business, results of operations, financial condition, competitive position and future prospects;

•	The current and prospective environment in which we operate, including national, regional and local economic conditions, the competitive environment for banks and other financial institutions generally, the increased regulatory burdens on financial institutions and public companies generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	The financial presentation of Keefe and the opinion of Keefe that, as of the date of its opinion, the exchange ratio was fair, from a financial point of view, to our shareholders (see “— Opinion of Our Financial Advisor,” beginning on page 34);

•	The historical market price of our common stock and the fact that the exchange ratio represented a 63.5% premium over the per share closing price of our common stock on October 13, 2004, and a 65.2% premium over the per share closing price of our common stock one month prior to the merger announcement;

•	Results that might be obtained by us if we continued to operate independently and the likely benefits to our shareholders of such a course, compared with the value of the exchange ratio offered by FNB;

•	The financial attributes of our and FNB’s common stock, dividend yield, liquidity and corporate fundamentals;

•	The financial terms of the proposed merger. Our shareholders would receive 1.8 shares of FNB common stock for each share of our common stock held, subject to adjustment for antidilution. Our board of directors found the proposed consideration attractive because it was favorable relative to the premiums paid in other recent bank mergers and the other indications of interest received during the process. Our board of directors considered the presentations of Keefe at the October 11 and October 14, 2004 meetings of our board of directors concerning the financial terms of the proposed merger. Among other comparisons and financial reports, Keefe presented an analysis of comparable transactions, a discounted cash flow analysis, a pro forma merger analysis and a shareholder impact analysis, which analyses our board of directors considered favorable because each of these analyses indicated that the premium to be received by you was substantial and supported our board of directors’ decision to approve the merger;

•	FNB’s history of paying cash dividends on its common stock, the dividend payout amounts and the increased dividends that you would receive upon completion of the merger were factors that our board of directors found favorable. Our board of directors considered whether we, as an independent enterprise, could produce the earnings necessary to result in a value comparable to the value to be received in the merger. In addition, our board of directors determined that FNB’s current dividend payment exceeds our potential in the near term. Our board of directors considered the 88.2% increase in dividends for each share of our common stock on an equivalent basis to be a very favorable factor;

•	FNB trades on the New York Stock Exchange under the symbol “FNB.” Our board of directors found the enhanced liquidity associated with FNB’s common stock, compared with the more limited trading market of our common stock on the Nasdaq Stock Market, to be a favorable factor in its analysis because you should be able to sell your stock more easily after the merger;

•	The increased access to capital that would allow the resulting company to grow its assets and market share and the resulting company’s ability to pursue larger customer relationships as a result of the larger capital base resulting from the merger;

•	Our confidence in the experience and expertise of the FNB management team;

•	The expected qualification of the merger as a tax-free reorganization under Section 368 of the Internal Revenue Code;

•	Our board of directors and our management performed an extensive review of FNB. As a part of our due diligence review, we reviewed FNB’s business, operations, financial conditions, earnings and prospects. These factors were found to be favorable. Our board of directors emphasized FNB’s most recent operating history and performance;

•	Our current condition and historical operating results and the effects of a merger with FNB, including the increased earnings potential;

•	The effects of the merger on our depositors and customers and the communities served by us, which was deemed to be favorable given that they would be served by a geographically diversified organization with greater resources than we have;

•	The future business prospects of FNB; and

•	The ability to have one director of NSD serve on the FNB board of directors that is currently composed of 11 directors and the ability to have three directors from our board serve on the FNB Bank board.

      The discussion of factors considered by our board of directors is not exhaustive, but includes all material factors considered by our board of directors. In approving the merger agreement, our board of directors did not quantify or assign any specific or relative weight to the various factors considered. Rather, our board of directors based its recommendation on the totality of information presented to it. Individual directors may have weighted factors differently. All of the material factors concerning the proposed merger considered by our board of directors supported our board of directors’ decision to recommend the merger to our shareholders. Our board of directors is not aware of any factor that failed to support its determination other than as indicated above. From the viewpoint of our board of directors, the merger represents an attractive opportunity to maximize shareholder value, increase dividends for our shareholders, provide liquidity to our shareholders and join with a company that has sound business prospects.

Opinion of Our Financial Advisor

      We engaged Keefe to render financial advisory and investment banking services to us and at our request Keefe agreed to assist us in analyzing, structuring, negotiating and effecting a transaction. We selected Keefe because Keefe is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with us and our business. As part of its investment banking business, Keefe is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

      As part of its engagement, a representative of Keefe attended the meeting of our board of directors held on October 14, 2004, at which our board of directors evaluated the proposed merger with FNB. At this meeting, Keefe reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date, the exchange ratio in the merger agreement was fair to our shareholders from a financial point of view. Our board of directors approved the merger agreement at this meeting.

      The full text of Keefe’s written opinion is included as Appendix B to this proxy statement/prospectus and is incorporated herein by reference. You are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Keefe. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

      Keefe’s opinion speaks only as of the date of the opinion. The opinion is directed to our board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio offered to our shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any NSD shareholder as to how the shareholder should vote at our special meeting on the merger proposal or any related matter.

      In rendering its opinion, Keefe:

•	reviewed, among other things:

•	the merger agreement,

•	Annual Reports to shareholders and Annual Reports on Form 10-K of FNB,

•	Quarterly Reports on Form 10-Q of FNB,

•	Annual Reports to shareholders and Annual Reports on Form 10-K of NSD, and

•	Quarterly Reports on Form 10-Q of NSD;

•	held discussions with members of senior management of NSD and FNB regarding:

•	past and current business operations,

•	regulatory relationships,

•	financial condition, and

•	future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial condition and results of operations for NSD and FNB and compared them with those of certain publicly traded companies that Keefe deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Keefe deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

      In conducting its review and arriving at its opinion, Keefe relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to Keefe or that was discussed with, or reviewed by Keefe, or that was publicly available. Keefe did not attempt or assume any responsibility to verify such information independently. Keefe relied upon the management of NSD and FNB as to the reasonableness and achievability of the financial and operating forecasts (and assumptions and bases therefor) provided to Keefe. Keefe assumed, without independent verification, that the aggregate allowances for loan and lease losses for FNB and NSD are adequate to cover those losses. Keefe did not make or obtain any evaluations or appraisals of any assets or liabilities of FNB or NSD, nor did it examine or review any individual credit files.

      The financial information and data furnished to Keefe and used by it in certain of its analyses were prepared by NSD’s and FNB’s senior management. NSD and FNB do not publicly disclose internal management forecasts of the type provided to Keefe in connection with its review of the merger. As a result, such forecasts were not prepared with a view towards public disclosure, but the data is reflected in Keefe’s analysis on the following pages. The forecasts were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the forecasts.

      For purposes of rendering its opinion, Keefe assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

      Keefe further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the conversion of NSD’s common stock into FNB common stock will be tax-free for FNB and NSD. Keefe’s opinion is not an expression of an opinion as to the prices at which shares of NSD common stock or shares of FNB common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

      In performing its analyses, Keefe made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are beyond the control of Keefe, NSD and FNB. Any estimates contained in the analyses performed by Keefe are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Keefe opinion was among several factors taken into consideration by our board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of our board of directors with respect to the fairness of the exchange ratio.

      The following summary reviews the material analyses presented by Keefe to our board of directors on October 14, 2004 in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the Keefe opinion or the presentation made by Keefe to our board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Keefe did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Keefe believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

      Summary of Proposal. Our shareholders will receive 1.8 shares of FNB common stock for each share of our common stock. Based on FNB’s closing stock price on October 13, 2004 of $21.93, the exchange ratio represented a value of $39.47 per share of our common stock.

      Selected Peer Group Analysis. Keefe compared the financial performance and market performance of FNB to those of a group of comparable bank holding companies in Maryland, Ohio, Pennsylvania, West Virginia and upstate New York with assets between $2.0 billion and $14.0 billion. Companies included in FNB’s peer group were:

City Holding Company

Community Bank System, Inc.
Financial Institutions, Inc.
First Commonwealth Financial Corporation
First Financial Bancorp.
FirstMerit Corporation
Fulton Financial Corporation
Harleysville National Corporation
National Penn Bancshares, Inc.
NBT Bancorp Inc.
Park National Corporation
Provident Bankshares Corporation
S&T Bancorp, Inc.
Sandy Spring Bancorp, Inc.
Sky Financial Group, Inc.
Sterling Financial Corporation
Susquehanna Bancshares, Inc.
United Bankshares, Inc.
WesBanco, Inc.

      Keefe compared the financial performance and market performance of NSD to those of a group of comparable bank holding companies in southwestern Pennsylvania, eastern Ohio and northwestern West Virginia with assets between $200 million and $1.0 billion. Companies included in NSD’s peer group were:

Allegheny Valley Bancorp

Belmont Bancorp.
Commercial National Financial Corporation
Community Bank, National Association
Cortland Bancorp
Emclaire Financial Corp.
Farmers National Banc Corporation
First West Virginia Bancorp, Inc.
IBT Bancorp, Inc.
Iron & Glass Bancorp
Killbuck Bancshares, Inc.
Mars National Bank of PA
National Bancshares Corporation
Somerset Trust Holding Company
United Bancorp, Inc.

      To perform this analysis, Keefe used the financial information as of and for the quarter or year ended June 30, 2004. Market price information was as of October 13, 2004, and 2004 and 2005 earnings estimates were taken from a nationally recognized earnings estimate consolidator for comparable companies.

      Keefe’s analysis showed the following concerning FNB’s and NSD’s financial performance:

		FNB		NSD
		Peer		Peer
		Group		Group
Financial Performance Measures:	FNB	Median	NSD	Median

Return on Average Equity	25.28%	13.70%	10.48%	9.30%
Return on Average Assets	1.31%	1.23%	0.74%	0.91%
Most Recent Quarter Net Interest Margin	3.98%	3.72%	3.20%	3.67%
Efficiency Ratio	55.41%	57.00%	69.00%	65.00%

      Keefe’s analysis showed the following concerning FNB’s and NSD’s financial condition:

			FNB		NSD
			Peer		Peer
			Group		Group
Financial Condition Measures:	FNB		Median	NSD	Median

Leverage Ratio	6.32	%*	8.50%	7.08%	9.33%
Total Capital Ratio	11.12	%*	12.90%	11.36%	15.05%
Loan Loss Reserves/ Loans	1.44	%*	1.37%	2.16%	1.27%
Non Performing Assets/ Assets	0.77	%*	0.30%	1.60%	0.47%

*	FNB pro forma reflecting the acquisition of Slippery Rock Financial Corporation.

      Keefe’s analysis showed the following concerning FNB’s and NSD’s market performance:

			FNB				NSD
			Peer				Peer
			Group				Group
Market Performance Measures:	FNB		Median		NSD		Median

Price to Earnings Multiple, based on 2004 GAAP estimated earnings	17.7	x	16.9	x	NA		NA
Price to Earnings Multiple, based on 2005 GAAP estimated earnings	16.4	x	14.8	x	NA		NA
Price to Last Twelve Months earnings	24.9	x	17.4	x	21.4	x	18.6	x
Price to Book Multiple Value	364	%*	222%		224%		167%
Price to Tangible Book Multiple Value	541	%*	291%		224%		179%

*	FNB pro forma for the acquisition of Slippery Rock Financial Corporation

      Comparable Transaction Analysis. Keefe reviewed certain financial data related to selected comparably sized acquisitions of bank holding companies announced after January 1, 2002, with headquarters in Pennsylvania, Ohio, West Virginia and upstate New York and with aggregate transaction values between $50 million and $500 million. The transactions included in the group were:

Acquiror	Acquiree

Community Bank System, Inc.	First Heritage Bank
Community Bank System, Inc.	Grange National Banc Corp.
F.N.B. Corporation	Slippery Rock Financial Corporation
First Merchants Corp.	CNBC Bancorp
Fulton Financial Corporation	Premier Bancorp Inc.
National City Corporation	Wayne Bancorp, Inc.
National Penn Bancshares, Inc.	FirstService Bank
National Penn Bancshares, Inc.	Peoples First, Inc.
Omega Financial Corporation	Sun Bancorp, Inc.
Partners Trust Financial (MHC)	Herkimer Trust Corporation, Inc.
Partners Trust Financial Group, Inc. (MHC)	BSB Bancorp, Inc.
Provident Bancorp, Inc. (MHC)	E.N.B. Holding Company, Inc.
S&T Bancorp, Inc.	Peoples Financial Corporation, Inc.
Sky Financial Group Inc.	Second Bancorp Incorporated
Sky Financial Group Inc.	Three Rivers Bancorp, Inc.
Susquehanna Bancshares, Inc.	Patriot Bank Corp.

      Transaction multiples for the merger were derived from $39.47 (based upon FNB’s closing share price on October 13, 2004) per share price for NSD. Keefe compared these results with announced multiples. The results of the analysis are set forth in the following table.

			Comparable
	FNB/NSD		Transactions
Transaction Price to:	Merger		Median

Book Value (06/30/04)	365%		237%
Tangible Book Value (06/30/04)	365%		253%
Last Twelve Months Earnings per Share	34.9	x	21.0	x

      No company or transaction used as a comparison in the above analysis is identical to NSD, FNB or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

      Financial Impact Analysis. Keefe performed pro forma merger analyses that combined projected income statement and balance sheet information of FNB and NSD. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of FNB. In the course of this analysis, Keefe used FNB management’s earnings estimate for 2005 and 2006 and used NSD management’s earnings estimate for 2005 and 2006. This analysis indicated that the merger is expected to be accretive to estimated earnings per share in 2005 and 2006. The analysis also indicated that the merger is expected to be accretive to FNB’s book value per share as of June 30, 2004. Furthermore, the analysis indicated that FNB’s Tier 1 leverage ratio and Tier 1 risk-based capital ratio would increase and its Total risk-based capital ratio would decline but remain above regulatory minimums for well-capitalized institutions. This analysis was based on certain assumptions provided by FNB with regard to expense savings, merger-related charges and the amortization of intangibles. For all of the above analyses, the actual results achieved by FNB following the merger will vary from the projected results, and the variations may be material.

      Discounted Cash Flow Analysis. Keefe estimated the present value of our common stock based on a continued independence scenario by adding (i) the present value of the estimated future dividend stream that we could generate over the period beginning January 2004 and ending in December 2008, and (ii) the present value of the terminal value of our common stock. The earnings assumptions that formed the basis of the analysis were based on our management’s earnings estimate per share from 2004-2006 and an assumed earnings growth rate of 10% from 2007-2009. Keefe’s analysis assumes that excess capital above a 7.0% tangible equity/ assets ratio represents free cash flow available for dividends. A sensitivity table was presented with a range of discount rates from 10.0% to 12.0% and a range of terminal multiples from 14.0 to 16.0 times were applied to the 2009 earnings per share estimate. This resulted in a range of values from $24.07 to $29.32 per share.

      Keefe stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of our common stock.

      Other Analyses. Keefe reviewed the relative financial and market performance of NSD and FNB to a variety of relevant industry peer groups and indices. Keefe also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for FNB.

      Our board of directors has retained Keefe as an independent contractor to act as financial adviser to us regarding the merger. As part of its investment banking business, Keefe is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, Keefe has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, Keefe may, from time to time, purchase securities from, and sell securities to, NSD and FNB. As a market maker in securities, Keefe may from time to time have a long or short position in, and buy or sell, debt or equity securities of NSD and FNB for Keefe’s own account and for the accounts of its customers.

      NSD and Keefe have entered into an agreement relating to the services to be provided by Keefe in connection with the merger. NSD agreed to pay Keefe a cash fee equal to 1.00% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of NSD in the transaction, $100,000 of which was payable at the time the merger agreement was executed, $100,000 of which is payable upon the mailing of this proxy statement/prospectus and the balance of which is payable at the time of closing. Pursuant to the Keefe engagement agreement, NSD also agreed to reimburse Keefe for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Keefe against certain liabilities, including liabilities under the federal securities laws.

Structure of the Merger and the Merger Consideration

      Structure. Subject to the terms and conditions of the merger agreement, and in accordance with Pennsylvania and Florida law, at the completion of the merger, we will merge with and into FNB. FNB will be the surviving corporation and will continue its corporate existence under the laws of the State of Florida. Immediately thereafter, NorthSide Bank, our wholly owned subsidiary, will merge with and into FNB Bank, a wholly owned subsidiary of FNB. Each share of our common stock issued and outstanding at the effective time of the merger will be converted into shares of FNB common stock.

      When the merger is completed, our separate corporate existence will terminate. FNB’s articles of incorporation will be the articles of incorporation of the combined company, and FNB’s by-laws will be the by-laws of the combined company. See “Comparison of Shareholder Rights” beginning on page 59.

      The board of directors of FNB will continue as the board of directors of the combined company, except that at the completion of the merger, FNB will appoint one current member of our board of directors as a member of the board of directors of FNB, as mutually agreed upon by FNB and us. The board of directors of FNB Bank will continue as the board of directors of the combined bank, except that at the completion of the merger, FNB Bank will appoint to the board of directors of FNB Bank three current members of our board of directors, as mutually agreed upon by FNB and us. See “— Boards of Directors of FNB and FNB Bank Following the Merger” beginning on page 44.

      Based on information as of the record date, upon completion of the merger, current holders of FNB common stock will own approximately 89.0% of, and holders of our common stock will own approximately 11.0% of, the outstanding FNB common stock.

      Merger Consideration. The merger agreement provides that each share of our common stock issued and outstanding immediately prior to the effective time of the merger, other than shares held by FNB, will be converted into 1.8 shares of FNB common stock.

      Since the market value of FNB common stock may fluctuate due to a variety of factors and the exchange ratio of 1.8 shares of FNB common stock for each share of our common stock is fixed, no assurance can be given that the value of 1.8 shares of FNB common stock received by an NSD shareholder at the effective time of the merger will be substantially equivalent to the value of 1.8 shares of FNB common stock at the time of the vote to approve the merger proposal. As the market value of FNB common stock fluctuates, the value of 1.8 shares of FNB common stock that you will receive will correspondingly fluctuate.

      The exchange ratio of 1.8 shares of FNB common stock for each share of our common stock will be appropriately adjusted if there is a stock split, stock dividend, reverse stock split, exchange, reclassification or other similar event regarding FNB common stock before completion of the merger. By way of illustration, if FNB would declare and pay a stock dividend of 5% on or prior to the effective date of the merger, the exchange ratio would be adjusted upward by 5% and our shareholders would receive 1.89 shares of FNB common stock in exchange for each share of our common stock.

      Fractional Shares. No fractional shares of FNB common stock will be issued to you upon completion of the merger, unless you elect to enroll in FNB’s dividend reinvestment plan in which event FNB will issue to you, in book-entry form in your dividend reinvestment plan account, the exact number of shares, rounded to three decimal places, to which you are entitled. For each fractional share that you would otherwise be entitled to receive, FNB will pay cash in an amount, rounded to the nearest cent, equal to the product of the number of fractional shares rounded to the nearest ten-thousandth held by you multiplied by the average closing price of FNB common stock for the 20 consecutive trading-day period ending two business days prior to the date the last required regulatory approval for the merger is obtained, without regard to any required waiting periods. No interest will be paid or accrued on cash payable in lieu of fractional shares of FNB common stock.

      Treasury Shares. Upon consummation of the merger, any shares of our common stock held by us or any of our subsidiaries or by FNB or any of its subsidiaries, other than in a fiduciary capacity or as a result of debts previously contracted in good faith, will be cancelled and retired and no merger consideration will be given with respect to those shares.

Procedures for the Exchange of Shares of Our Common Stock

      Exchange Fund. Not later than three days prior to the effective time of the merger, FNB will deposit with the exchange agent certificates representing the shares of FNB common stock to be exchanged for shares of our common stock.

      After the effective time of the merger, each holder of an NSD stock certificate, other than treasury shares, who has surrendered such certificate, or customary affidavits and indemnification regarding the loss or destruction of such certificate, together with duly executed transmittal materials to the exchange agent, will be entitled to receive a certificate representing the number of whole shares of FNB common stock to which such holder would be entitled to under the merger agreement. Fractional shares will be treated as provided under “The Merger — Structure of the Merger and the Merger Consideration — Fractional Shares” on page 40.

      Holders of our common stock should not submit their NSD stock certificates for exchange until they receive the transmittal instructions from the exchange agent.

      If your NSD stock certificate has been lost, stolen or destroyed, you may receive shares of FNB common stock if you make an affidavit of that fact. FNB may require that you post a bond in a reasonable amount as an indemnity against any claim that may be made against FNB with respect to the lost, stolen or destroyed NSD stock certificate.

      Until you exchange your NSD stock certificates, you will not receive any dividends or distributions with respect to any shares of FNB common stock you are entitled to receive in connection with the merger. Once you exchange your NSD stock certificates for FNB stock certificates, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares of FNB common stock, as well as any dividends with respect to our common stock declared before the effective time of the merger but unpaid.

      After completion of the merger, no transfers of our common stock issued and outstanding immediately prior to the completion of the merger will be allowed, except as required to settle trades executed prior to the completion of the merger. If certificates representing shares of our common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which such shares represented by that certificate have been converted.

      The exchange agent will establish a book entry account, issue a FNB stock certificate, or, in the case of cash payments in lieu of fractional shares, a check representing cash, in a name other than the name in which a surrendered NSD stock certificate is registered only if the surrendered NSD stock certificate is properly endorsed and otherwise in proper form for transfer and the person requesting such exchange either affixes any requisite stock transfer tax stamps to the surrendered certificate, provides funds for their purchase or establishes to the satisfaction of the exchange agent that such transfer taxes are not payable.

      Our stock certificates may be exchanged for FNB stock certificates with the exchange agent for up to nine months after the completion of the merger. At the end of that period, the exchange agent will return any remaining FNB stock certificates to FNB. Any holders of our stock certificates who have not exchanged their certificates will thereafter be entitled to look only to FNB to receive FNB common stock in exchange for their NSD common stock.

      FNB or the exchange agent may be entitled to deduct and withhold from any amounts payable to any holder of shares of our common stock such backup withholding as is required under the Internal Revenue Code of 1986, as amended, or any state, local or foreign tax law or regulation. Any amounts that are withheld will be treated as having been paid to the holder of our common stock.

      Neither we nor FNB will be liable to any former holder of our common stock for any shares of FNB common stock that is delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

Resale of FNB Common Stock

      The shares of FNB common stock to be issued pursuant to the merger will be registered under the Securities Act, and will be freely transferable, except for shares issued to any NSD shareholder who may be deemed to be either an affiliate of (i) FNB, at or after the effective time of the merger, for purposes of Rule 144 promulgated under the Securities Act or (ii) NSD, at the time of our special meeting, for purposes of Rule 145 promulgated under the Securities Act. Affiliates include persons who control, are controlled by or are under common control with NSD or FNB, as the case may be, and generally consist of executive officers, directors and 10% or greater shareholders.

      Rule 145 will restrict the sale of FNB common stock received in the merger by affiliates of NSD and certain of their family members and related interests. Generally speaking, during the year following the effective time of the merger, those persons who are affiliates of NSD at the time of our special meeting, provided they are not affiliates of FNB at or following the effective time of the merger, may publicly resell any FNB common stock received by them in the merger, subject to certain limitations as to, among other things, the amount of FNB common stock sold by them in any three-month period and the manner of sale. After the one-year period, such affiliates may resell their shares without such restrictions so long as there is adequate current public information available with respect to FNB as required by Rule 144.

      Persons who are affiliates of FNB after the effective time of the merger may publicly resell the shares of FNB common stock received by them in the merger subject to similar limitations and subject to certain filing requirements specified in Rule 144 and in a manner consistent with FNB’s insider trading policy. At the present time, it is anticipated that the four affiliates of NSD who will become directors of FNB or FNB Bank will be the only NSD affiliates deemed affiliates of FNB after the merger.

      The ability of affiliates to resell shares of FNB common stock received in the merger under Rules 144 or 145 as summarized above generally will be subject to FNB having satisfied its reporting requirements under the Securities Exchange Act of 1934, which we sometimes refer to as the “Exchange Act” in this proxy statement/prospectus, for specified periods prior to the time of sale. Affiliates also would be permitted to resell FNB common stock received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the registration requirements of the Securities Act. Neither the registration statement of which this proxy statement/prospectus is a part nor this proxy statement/prospectus cover any resales of FNB common stock received by persons who may be deemed to be affiliates of FNB or NSD in the merger.

      We have agreed in the merger agreement to use our reasonable best efforts to identify each person who may be deemed to be our affiliate for purposes of Rule 145 and to cause such person to deliver to FNB, prior to the date of our special meeting, a written agreement intended to ensure compliance with the Securities Act in connection with the sale or other transfer of FNB common stock received in the merger.

Interests of Our Directors and Executive Officers in the Merger

      In considering the recommendation of our board of directors that you vote in favor of the approval of the merger proposal, you should be aware that some of our executive officers and directors have interests in the merger that are different from, or in addition to, your interests as our shareholders. Our board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

      These interests relate to or arise from, among other things:

•	the continued indemnification of our current directors and executive officers under the merger agreement and providing these individuals with directors’ and officers’ insurance;

•	the execution of an employment agreement between FNB Bank and Mr. Hasley that will become effective upon the consummation of the merger;

•	the receipt of change of control payments pursuant to change of control agreements;

•	the potential for vesting in stock options, severance benefits, retirement benefits, post-employment life insurance and other employee, officer and director benefits that otherwise would terminate or lapse; and

•	one member of our board of directors will be appointed as a member of FNB’s board of directors and three members of our board of directors will be appointed to FNB Bank’s board of directors.

      Employment Agreement with Mr. Hasley. FNB Bank and Andrew W. Hasley, our President and Chief Operating Officer, have entered into an employment agreement that will become effective upon the consummation of the merger. The principal terms of the employment agreement are as follows:

•	the employment agreement will have an initial term of two years and thereafter automatically review for successive terms of one year, unless either party exercises its right to terminate the automatic renewal;

•	Mr. Hasley will receive a minimum annual base salary of $156,000, plus merit increases and incentive bonuses at the discretion of FNB; and

•	Mr. Hasley is entitled to receive severance compensation of two times his then annual base salary in the event FNB terminates Mr. Hasley’s employment for other than cause (as defined in the employment agreement).

      Indemnification and Directors’ and Officers’ Insurance. FNB has agreed in the merger agreement that for six years following the effective time of the merger, FNB will indemnify and hold harmless each of our present and former directors, officers and employees and those of our subsidiaries against any costs or expenses including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time of the merger including the transactions contemplated by the merger agreement, whether asserted or claimed prior to, at or after the effective time of the merger, to the fullest extent that the person would have been indemnified pursuant to (i) our articles of incorporation and by-laws and (ii) any agreement, arrangement or understanding disclosed by us to FNB, in each case as in effect on the date of the merger agreement.

      FNB has also agreed in the merger agreement that for a period of six years after the effective time of the merger, it will cause the persons serving as our directors and officers immediately prior to the effective time of the merger to be covered by the directors’ and officers’ liability insurance policy we currently maintain. FNB is permitted to provide a substitute insurance policy of at least the same coverage and amounts that contains terms and conditions that are not materially less advantageous than the insurance policy we presently maintain. In no case, however, will FNB be required to expend in any one year an amount in excess of 150% of the annual premium currently paid by us for such insurance. If FNB is unable to maintain or obtain such insurance for that amount, then FNB will use its reasonable best efforts to obtain the most advantageous coverage as is available for that amount.

      Change of Control Agreements. We have change of control agreements with Andrew W. Hasley, William C. Marsh and Jamie L. Prah that entitle them to certain compensation and benefits upon the completion of the merger between FNB and us unless they are terminated for “cause,” as defined in the change of control agreements, prior to the completion of the merger. Messrs. Hasley and Marsh may be entitled to receive approximately $630,000 and approximately $585,000, respectively, in compensation and benefits pursuant to these agreements on the effective date of the merger. Further, Messrs. Hasley and Marsh have entered into amendments to their change of control agreements that become effective upon the completion of the merger to eliminate the effect of certain potential negative tax consequences to FNB and the individuals.

      FNB and FNB Bank Boards of Directors. FNB has agreed to add one current member of our board of directors to FNB’s board of directors and three current members of our board of directors to the existing board of directors of FNB Bank, in each case as mutually agreed by FNB and us. Our designees will serve until the 2006 annual meetings of shareholders of FNB and FNB Bank and, subject to their fiduciary duties, the directors of FNB and FNB Bank have agreed to recommend the nomination of such persons for re-election at the 2007 annual meetings of shareholders of FNB and FNB Bank. Our directors who serve on FNB’s and FNB Bank’s board of directors are expected to be compensated for their services in that capacity in accordance with FNB’s and FNB

Bank’s standard director compensation policies. See “— Board of Directors of FNB and FNB Bank Following the Merger” below.

      Acceleration and Conversion of Stock Options. All stock options to purchase shares of our common stock held by our directors and executive officers will become fully-vested and exercisable not later than the date of the merger and, if not exercised prior to the merger, will, at the election of such person, either be converted automatically into fully-vested stock options to purchase shares of FNB common stock at the time of the completion of the merger or a cash payment in an amount by which the average closing price of FNB common stock for the 20 consecutive trading days ending on and including the second trading day prior to the date of the merger multiplied by 1.8 exceeds the exercise price of the options. As of the date of our special meeting, our executive officers and directors are expected to hold vested and unvested stock options to purchase a total of approximately 37,210 shares of our common stock with exercise prices ranging from $9.80 per share to $25.17 per share.

      401(k) Retirement Plan. Under the NorthSide Bank 401(k) Profit Sharing Plan, which we refer to as the “401(k) Plan” in this proxy statement/prospectus, all employer contribution accounts will become fully vested upon the termination of the 401(k) Plan. We have agreed to terminate the 401(k) Plan immediately prior to the effective time of the merger. Of our senior management who participate in the 401(k) Plan, three are not currently fully-vested in their employer contribution accounts. The aggregate employer contribution account balances for these three individuals who will become vested in the event the 401(k) Plan is terminated is approximately $10,000 at December 31, 2004.

      Other than as set forth above, none of our directors or executive officers has any direct or indirect material interest in the merger, except insofar as ownership of our common stock might be deemed such an interest.

Boards of Directors of FNB and FNB Bank Following the Merger

      The board of directors of FNB immediately prior to the effective time of the merger will be the board of directors of FNB following the closing of the merger except that FNB has agreed to appoint one current member of our board of directors to FNB’s board of directors, as mutually agreed by FNB and us, for a term that will expire on the date of FNB’s 2006 annual meeting of shareholders. At the closing of the merger, FNB has agreed to cause FNB Bank to add three current members of our board of directors to the existing board of directors of FNB Bank as mutually agreed upon by FNB and us. Our designees will serve until the 2006 annual meeting of shareholders of FNB Bank.

      FNB has also agreed, subject to the fiduciary duties of its board of directors and FNB Bank’s board of directors, that FNB and FNB Bank will include our designees on the list of nominees for directors presented by FNB’s board of directors and FNB Bank’s board of directors for election at their 2007 annual meetings of shareholders.

      FNB has also agreed, subject to the fiduciary duties of FNB’s and FNB Bank’s board of directors, that if one of our designees dies or becomes incapacitated prior to the closing of the merger, our remaining designees will recommend to the FNB board of directors and FNB Bank board of directors a person to serve as successor, provided that person is reasonably acceptable to the FNB and FNB Bank boards of directors.

      FNB has agreed, subject to the fiduciary duties of FNB’s board of directors and FNB Bank’s board of directors, that if, during the term prior to the FNB and FNB Bank 2006 annual meetings of shareholders or the term immediately following the FNB and FNB Bank 2006 annual meetings of shareholders any one of our designees vacates his seat on the FNB board of directors or the FNB Bank board of directors for any reason, it will appoint one of our current directors to replace the vacating director.

Regulatory Approvals Required for the Merger

      Completion of the merger is subject to several federal and state bank regulatory agency filings and approvals. The merger cannot be completed unless FNB and FNB Bank receive prior approvals, waivers or exemptions from the OCC and the Federal Reserve Board and FNB Bank and we receive prior approvals or exemptions from the Department.

      Neither FNB nor we can predict whether or when the required regulatory approvals, waivers or exemptions will be obtained. As of the date of this proxy statement/prospectus, all applications and requests for waivers or exemptions have been filed with the Department, the OCC and the Federal Reserve Board.

      Federal Reserve Board. Because FNB and we are bank holding companies registered under the Bank Holding Company Act of 1956, as amended, the merger is subject to prior approval or waiver from the Federal Reserve Board under Section 3 of the Bank Holding Company Act.

      Office of the Comptroller of the Currency. The merger of NorthSide Bank with and into FNB Bank is subject to the prior approval of the OCC under the Bank Merger Act. On November 12, 2004, FNB and FNB Bank filed their application for approval of the bank merger with the OCC. In reviewing applications under the Bank Merger Act, the OCC must consider, among other factors, the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the communities to be served and the effectiveness of both institutions in combating money laundering. In addition, the OCC may not approve a merger:

•	that will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States;

•	if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly; or

•	if it would in any other manner be a restraint of trade,

unless the OCC finds that the anticompetitive effects of the merger are clearly outweighed by the public interest and the probable effect of the merger on meeting the convenience and needs of the communities to be served.

      Under the Community Reinvestment Act, the OCC must also take into account the record of performance of each of the merging banks in meeting the credit needs of the entire community, including low and moderate income neighborhoods served by each institution. As part of the merger review process, the federal supervisory agencies frequently receive comments and protests from community groups and others. Each of NorthSide Bank and FNB Bank received “Satisfactory” performance ratings in their most recent Community Reinvestment Act evaluations.

      The OCC is also authorized to, but generally does not, hold a public hearing or meeting in connection with an application under the Bank Merger Act. A decision by the OCC that such a hearing or meeting would be appropriate regarding any application could prolong the period during which the application is subject to review.

      Mergers approved by the OCC under the Bank Merger Act, with certain exceptions, may not be consummated until 30 days after such approval, during which time the United States Department of Justice may challenge such merger on antitrust grounds and may require the divestiture of certain assets and liabilities. With the approval of the OCC and the Department of Justice, the waiting period may be, and customarily is, reduced to no less than 15 days. There can be no assurance that the Department of Justice will not challenge the merger or, if such a challenge is made, as to the result of such challenge.

      Pennsylvania Department of Banking. The prior written approval of the Department is required to be obtained before NSD and FNB may merge. An application for Department approval of the proposed merger of NSD with and into FNB was filed on November 15, 2004 pursuant to the Pennsylvania Banking Code of 1965, which we refer to as the “Banking Code” in this proxy statement/prospectus. Notices of the merger application must be published in respective newspapers of general circulation where the bank holding companies are located.

      The prior written approval of the Department is not required for the proposed merger of NorthSide Bank, which is a Pennsylvania state-chartered bank, with and into FNB Bank, which is a national bank because the resulting institution will be a national bank. NorthSide Bank, as a Pennsylvania state-chartered bank seeking to merge with and into a national bank, is required to provide certain notice and documents to the Department regarding the proposed merger. Pursuant to the Banking Code, NorthSide Bank must: (i) notify the Department of the proposed merger, (ii) provide such evidence of the adoption of a plan of merger as the Department may request, (iii) notify the Department of any abandonment of or disapproval of the plan of merger and (iv) file with the Department and with the Pennsylvania Department of State a certificate of the approval of the merger by the OCC.

      Other Regulatory Approvals. Neither we nor FNB are aware of any other regulatory approvals that would be required for completion of the merger or the bank merger except as described above. Should any other approvals be required, we and FNB presently contemplate that such approvals would be sought. There can be no assurance, however, that any other approvals, if required, will be obtained.

      There can be no assurance that the regulatory authorities described above will approve the merger or the bank merger, and if such mergers are approved, there can be no assurance as to the date such approvals will be received. In any event, FNB and NSD do not expect to obtain all required regulatory approvals until during the first quarter of 2005. The merger cannot proceed in the absence of the receipt of all requisite regulatory approvals and the expiration of statutory antitrust waiting periods. See “The Merger Agreement — Conditions to Completion of the Merger” and “The Merger Agreement — Amendment, Waiver and Termination of the Merger Agreement.”

      The approval of any application merely implies the satisfaction of regulatory criteria for approval, which do not include review of the merger from the standpoint of the adequacy of the merger consideration to be received by our shareholders. Further, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Public Trading Markets

      FNB common stock is listed on the New York Stock Exchange under the symbol “FNB.” Our common stock is traded on the Nasdaq National Market System under the symbol “NSDB.” Upon completion of the merger, our common stock will no longer be quoted on the Nasdaq National Market System and will be deregistered under the Exchange Act. The FNB common stock issuable pursuant to the merger agreement will be listed on the New York Stock Exchange.

      The shares of FNB common stock to be issued in connection with the merger will be freely transferable under the Securities Act, except for shares issued to any of our shareholders that may be deemed either to be an affiliate of (i) FNB at or after the effective time of the merger or (ii) us at the time of our special meeting, as discussed in “— Resale of FNB Common Stock” beginning on page 42.

      As reported on the NYSE, the closing price per share of FNB common stock on January 12, 2005 was $19.60. As reported by Nasdaq, the closing price per share of our common stock on the Nasdaq National Market System on January 12, 2005 was $35.29. Based on the FNB closing price per share and the exchange ratio, the implied per share value of our common stock was $35.28 as of that date.

FNB Dividends

      During 2004, FNB paid cash dividends on its common stock of $0.92 per share. FNB currently pays a quarterly cash dividend of $0.23 per share, although the FNB board of directors may change this dividend policy at any time. Based on the 1.8 share exchange ratio and FNB’s current dividend rate, holders of our common stock would experience an anticipated annual dividend increase of approximately 88.0% (from our current quarterly dividend of $0.22 to approximately $0.41) per share of our common stock equivalent.

      FNB shareholders are entitled to receive cash dividends when and if declared by the FNB board of directors out of funds legally available for dividends. The FNB board of directors quarterly considers the payment of dividends, taking into account FNB’s financial condition and level of net income, FNB’s future prospects, economic conditions, industry practices and other factors, including applicable banking laws and regulations.

      The primary source of FNB’s funds for cash dividends to its shareholders is dividends received from its subsidiaries, including FNB Bank. FNB Bank is subject to various regulatory policies and requirements relating to the payment of dividends to FNB, including requirements to maintain capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank or bank holding company that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, the ability of FNB and the ability of FNB Bank to pay dividends may be affected by the various minimum capital requirements and the capital and non-capital standards established under the Federal Deposit Insurance Corporation Improvement Act of 1991.

THE MERGER AGREEMENT

      The following section describes certain aspects of the merger, including the material provisions of the merger agreement. The following description summarizes the material provisions of the merger agreement, but is subject to, and qualified in its entirety by reference to, the merger agreement, which is included as Appendix A to this proxy statement/prospectus and is incorporated by reference in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.

Terms of the Merger

      The merger agreement provides for the merger of NSD with and into FNB. FNB will be the surviving corporation in the merger. Each share of our common stock issued and outstanding immediately prior to the completion of the merger, except for shares of our common stock held by FNB, will be converted into the right to receive 1.8 shares of FNB common stock.

Treatment of NSD Stock Options

      The merger agreement provides that, upon completion of the merger, each unvested outstanding and unexercised stock option to acquire shares of our common stock will cease to represent the right to acquire or receive shares of our common stock and will be converted into, and become a right, to acquire the number of shares of FNB common stock equal to the number of shares of our common stock covered by the option times the exchange ratio, with the exercise price of each converted stock option equaling the per share exercise price of our stock option divided by the exchange ratio. Holders of vested options to acquire shares of our common stock may elect to receive options to purchase FNB common stock as provided in the preceding sentence or to surrender their options and receive cash in an amount equal to the difference between the average closing price of FNB common stock for the 20 consecutive trading days ending on and including the second trading day prior to the closing date of the merger multiplied by 1.8 and the exercise price of the option.

      FNB has agreed to assume our obligations with respect to our stock options that are converted into FNB stock options in accordance with the terms of the plans under which they have been granted. FNB has agreed to reserve additional shares of FNB common stock to satisfy its obligations under the converted stock options. If necessary, FNB will file a registration statement with the SEC on an appropriate form to the extent necessary to register the FNB common stock subject to the converted stock options.

Closing and Effective Time of the Merger

      The merger will be completed only if all of the following conditions are satisfied:

•	our shareholders approve and adopt the merger agreement by the necessary vote;

•	we and FNB obtain all required governmental and regulatory consents and approvals; and

•	all other conditions to the merger set forth in this proxy statement/prospectus and the merger agreement are either satisfied or waived.

      The merger will become effective when articles of merger are filed with the Secretary of State of the State of Florida and with the Secretary of the Commonwealth of the Commonwealth of Pennsylvania. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement or on another mutually agreed date, provided that such date shall not be less than 10 days following our special meeting. It is currently anticipated that the effective time of the merger will occur on or about February 18, 2005, but we cannot guarantee when or if the merger will be completed. FNB’s articles of incorporation and FNB’s by-laws as in effect immediately prior to the effective time will be FNB’s articles of incorporation and FNB’s by-laws upon completion of the merger.

Representations, Warranties, Covenants and Agreements

      The merger agreement contains generally reciprocal customary representations and warranties of NSD and FNB relating to their respective businesses. No representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance has had or is reasonably likely to have a material adverse effect on the party making the representation or warranty, disregarding any materiality or material adverse effect qualifications in any representations or warranties. The representations and warranties in the merger agreement will not survive the effective time of the merger.

      NSD has made representations and warranties regarding, among other things:

•	corporate matters, including due organization, qualification and authority;

•	capitalization;

•	subsidiaries;

•	corporate power and authority to conduct its business;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents for approval of the merger and the absence of any defaults;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse effects;

•	legal proceedings;

•	tax matters;

•	material contracts and the absence of defaults thereunder;

•	employee benefit plans;

•	fiduciary accounts;

•	real property;

•	intellectual property;

•	loans and nonperforming and classified assets;

•	labor matters;

•	SEC reports;

•	compliance with applicable laws;

•	insurance;

•	the absence of agreements with regulatory agencies;

•	allowances for loan losses;

•	interest rate risk management instruments;

•	books and records;

•	environmental liabilities;

•	the inapplicability of state anti-takeover laws;

•	the absence of knowledge preventing the merger from qualifying as a reorganization;

•	the receipt of a fairness opinion from our financial advisor; and

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents.

      FNB has made representations and warranties regarding:

•	corporate matters, including due organization, qualification and authority;

•	capitalization;

•	subsidiaries;

•	corporate power and authority to conduct its business;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents for approval of the merger and the absence of any defaults;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and the absence of undisclosed liabilities;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse effects;

•	legal proceedings;

•	tax matters;

•	material contracts and the absence of defaults thereunder;

•	SEC reports;

•	compliance with applicable laws;

•	the absence of agreements with regulatory agencies;

•	interest rate risk management instruments; and

•	the absence of knowledge preventing the merger from qualifying as a reorganization.

      We have agreed to certain customary covenants that place restrictions on us and our subsidiaries until the effective time of the merger. In general, we agree to:

•	conduct our business in the ordinary course in all material respects; and

•	use commercially reasonable best efforts to maintain and preserve intact our business organization, employees and advantageous business relationships.

      We have further agreed in the merger agreement that, except with FNB’s prior written consent, we will not, among other things, undertake the following actions:

•	issue, sell or otherwise permit to become outstanding any shares of our common stock or options or other rights to acquire our common stock, except for currently outstanding stock options;

•	make, declare or pay any dividends or other distributions on any shares of our capital stock, other than regular quarterly dividends not in excess of $0.22 per share;

•	adjust, split, combine, reclassify, redeem, purchase or acquire any shares of our common stock;

•	except as contemplated by the merger agreement, grant any salary increase other than:

•	normal increases in the ordinary course of business that, in the aggregate, do not exceed 3%, or, in any individual case, 4%;

•	changes required by applicable law;

•	changes pursuant to existing plans or commitments as disclosed to FNB;

•	retention bonuses not in excess of $200,000 in the aggregate to such persons and in such amounts as we and FNB mutually agree;

•	severance payments as disclosed to FNB; and

•	grants of awards to newly-hired employees consistent with past practice.

•	hire or promote any employee, except to satisfy existing contractual obligations or to fill vacancies where employment is terminable at our will and where the total compensation does not exceed $40,000 annually;

•	enter into, establish, amend or make any contributions to any employee benefit plan, except as is required by applicable law or to satisfy existing contractual obligations or take any action to accelerate the vesting or exercisability of stock options or other benefits;

•	other than in the ordinary course of business, sell, transfer, mortgage, encumber or otherwise dispose of any assets, deposits, business or properties;

•	acquire, other than by foreclosure or in satisfaction of debts in the ordinary course of business, any assets, business, deposits or properties of any other entity;

•	make any capital expenditure other than in the ordinary course of business and in amounts not exceeding $15,000 individually or $50,000 in the aggregate;

•	amend our articles of incorporation or by-laws or those of our subsidiaries except as required by law;

•	implement or adopt any change in our tax accounting or financial accounting principles, practices or methods, except as required by changes in law or regulations or generally accepted accounting principles;

•	other than in the ordinary course of business and as permitted by the merger agreement, enter into or terminate any material contract or amend any material contract in any material respect;

•	enter into any settlement of any action, proceeding, order or investigation to which we are a party that involves the payment of more than $50,000 by us or that would impose any material restriction on our business;

•	enter into any new material line of business or change our lending, investment, underwriting, risk and asset liability management or other banking and operating policies that are material to us, except as required by applicable law, or open or close any branch location;

•	enter into any derivatives contract;

•	other than in the ordinary course of business, incur any indebtedness or assume, guarantee, endorse or otherwise become responsible for the indebtedness of any other person or prepay any indebtedness;

•	other than in the ordinary course of business, acquire any debt security or equity security other than federal funds or United States Government or agency securities with a term of one year or less or restructure or materially change our investment securities portfolio or gap position;

•	other than in the ordinary course of business, make, renew or otherwise modify any loan, loan commitment or other extension of credit to any person, provided that we may make, renew or otherwise modify (i) an unsecured loan to any person, if, after making, renewing or otherwise modifying such loan, such person would not be indebted to us for an aggregate amount in excess of $500,000, (ii) make, renew or otherwise modify a secured loan to any person (other than a permanent loan secured by an owner-occupied 1-4 family single-family residence) if after making such loan, such person would not be indebted to us for an aggregate amount in excess of $1,000,000, (iii) make, renew or otherwise modify any permanent loan secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $500,000 or (iv) make, renew or otherwise modify any loan that contains terms that involve an exception to our credit policy manual;

•	other than in the ordinary course of business, make any investment or commitment to invest in real estate or a real estate development project other than in foreclosures, acquisitions in a fiduciary capacity or in satisfaction of a debt previously contracted;

•	take any action that would, or is reasonably likely to, prevent the merger from qualifying as a reorganization;

•	fail to hold our special meeting;

•	take any action that is intended, or is reasonably likely, to result in:

•	any representations or warranties under the merger agreement becoming untrue in any material respect;

•	any of the conditions to the merger not being satisfied; or

•	a material violation of the merger agreement or the bank merger agreement.

•	take any action that would adversely affect or materially delay necessary governmental or regulatory approvals, or our ability to perform our covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement; or

•	enter into any contract or otherwise agree or commit to do any of the foregoing.

      FNB agrees that, except with our prior written consent, FNB will not, among other things, undertake the following actions:

•	take any action that would, or is reasonably likely to, prevent the merger from qualifying as a reorganization;

•	take any action that is intended, or is reasonably likely to, result in:

•	any representations or warranties under the merger agreement becoming untrue in any material respect;

•	any of the conditions to the merger not being satisfied; or

•	a material violation of the merger agreement or the bank merger agreement.

•	take any action that would adversely affect or materially delay necessary governmental or regulatory approvals, or its ability to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement; or

•	enter into any agreement or otherwise agree or commit to do any of the foregoing.

      The merger agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus and the holding of our special meeting of shareholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement.

Declaration and Payment of Dividends

      We have agreed that, until the merger is completed, we will not pay or make any dividends or distributions on our common stock other than regular quarterly cash dividends not in excess of $0.22 per share of our common stock. FNB and we also have agreed to coordinate the declaration of dividends so that the holders of our common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their NSD common stock and any FNB common stock our shareholders receive in the merger.

Agreement Not to Solicit Other Offers

      We have also agreed that we, our subsidiaries and our and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	initiate, solicit, encourage or take any action to facilitate any inquiries or proposals for any “Acquisition Proposal,” as defined below; or

•	participate in any discussions or negotiations, furnish any information to or approve, recommend or enter into any agreement, regarding any “Acquisition Proposal.”

      However, prior to the effective time of the merger, we may consider and participate in discussions and negotiations with respect to a “Superior Proposal”, as defined below, if:

•	we have first entered into a confidentiality agreement with the party proposing the Superior Proposal with confidentiality terms no less favorable to us than those contained in our confidentiality agreement with FNB; and

•	our board of directors concludes in good faith, after consultation with our outside legal counsel, that failure to take these actions would cause our board of directors to violate its fiduciary duties to our shareholders.

      We have also agreed, at least 72 hours prior to providing any information to any person or entering into any discussions or negotiations with any person, to notify FNB in writing of the name of such person and the material terms and conditions of any such Superior Proposal. The merger agreement permits our board of directors to withdraw or qualify its recommendation of our merger with FNB if our board of directors concludes in good faith, after consultation with our outside legal counsel and our financial advisors, that failure to take such actions would breach its fiduciary duties to our shareholders.

      We have agreed:

•	to notify FNB promptly, and in any event within 24 hours, after we receive any Acquisition Proposal, or any information related thereto, which notification shall describe the Acquisition Proposal and the third party making it; and

•	to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal.

      As used in the merger agreement, an “Acquisition Proposal” means any inquiry, proposal, offer, regulatory filing or disclosure of an intention to do any of the foregoing regarding any:

•	direct or indirect acquisition of a substantial portion of the net revenues, net income or net assets of us or any of our subsidiaries;

•	direct or indirect acquisition of 10% or more of our common stock after October 14, 2004 by a person who, on October 14, 2004 did not own 10% or more of our common stock;

•	direct or indirect acquisition of 5% or more of our common stock after October 14, 2004 by a person who owned 10% or more of our common stock on October 14, 2004;

•	tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of our common stock; or

•	merger, consolidation, business combination, recapitalization, liquidation or dissolution involving us, other than our proposed merger with FNB.

      As used in the merger agreement, “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a third party to acquire more than 50% of the voting power of our then outstanding shares of common stock or all or substantially all of our consolidated assets for consideration consisting of cash and/or securities, that our board of directors in good faith concludes, after consultation with our financial advisors and our outside legal counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation:

•	is on terms that are more favorable from a financial point of view to our shareholders than the terms of the proposed merger with FNB;

•	has financing, to the extent required, that is fully committed or reasonably determined to be available to the party making the offer; and

•	is reasonably capable of being completed.

Expenses and Fees

      In general, each of FNB and NSD will be responsible for all expenses it incurs in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this proxy statement/prospectus, and all filing and other fees paid to the SEC in connection with the merger, will be shared equally by FNB and us.

Conditions to Completion of the Merger

      Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval and adoption of the merger agreement and the approval of the merger by the holders of not less than 51% of our outstanding shares of common stock;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods, required to complete the merger;

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

•	the registration statement with respect to the FNB common stock to be issued in the merger shall have become effective under the Securities Act and no stop order or proceedings for that purpose will have been initiated or threatened by the SEC;

•	the approval of the listing of the FNB common stock to be issued in the merger on the New York Stock Exchange, subject to official notice of issuance;

•	the truth and correctness of the representations and warranties of FNB and NSD in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each of FNB and us in all material respects of our respective obligations under the merger agreement and the receipt by each of us of certificates from the other to that effect; and

•	the receipt by each of FNB and NSD of a legal opinion with respect to certain federal income tax consequences of the merger.

      In addition, FNB’s obligation to complete the merger is also subject to receipt by FNB of Phase I environmental studies with respect to all real property owned by us or NorthSide Bank, the findings of which studies shall be acceptable to FNB who will not unreasonably withhold such acceptance.

      We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Amendment, Waiver and Termination of the Merger Agreement

      Subject to applicable law, FNB and NSD may amend the merger agreement by written agreement authorized by their boards of directors. However, after approval of the merger proposal by our shareholders, there may not be, without further approval of our shareholders, any amendment of the merger agreement that requires such further approval. Either party to the merger agreement may waive any inaccuracies in the representations and warranties of the other party, or, subject to applicable law, may waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement. The merger agreement may be terminated at any time prior to closing by mutual consent and by either party in the following circumstances:

•	if any of the required regulatory approvals for the merger are denied and the denial is final and nonappealable;

•	if the merger has not been completed by June 30, 2005, unless the failure to complete the merger by that date is due to the terminating party’s actions;

•	provided the terminating party is not then in material breach, if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 30 days of notice of the breach; or

•	if our shareholders do not approve and adopt the merger agreement and approve the merger by the requisite vote, provided that we are not in material breach of our covenant to hold our special meeting and our board of directors is not in breach of its covenant to recommend such approval.

      FNB may terminate the merger agreement at any time prior to our special meeting in the following circumstances:

•	if we have breached in any material respect our obligations with respect to Acquisition Proposals and Superior Proposals as described on pages 52 through 53;

•	if we have failed to have our board of directors recommend that our shareholders approve and adopt the merger agreement and approve the merger, or if our board of directors has withdrawn or modified its recommendation in a manner adverse to FNB;

•	if our board of directors shall have recommended the approval of an Acquisition Proposal; or

•	if we have breached in any material respect our obligation to hold our special meeting.

      We may terminate the merger agreement, upon notice to FNB, during the two-day period following receipt of the last required bank regulatory authority approval if both of the following conditions apply:

•	if the average closing price of FNB common stock on the New York Stock Exchange as reported in The Wall Street Journal for the 20 consecutive trading days ending on and including the second trading day prior to the commencement of the aforesaid two-day period is less than the product of the closing price of FNB common stock on October 14, 2004 ($21.67) and 0.800; and

•	if the number obtained by dividing such average closing price by the closing price of FNB common stock on October 14, 2004 ($21.67) is less than the number obtained by dividing the price of the Nasdaq Bank Index on the date of commencement of the aforesaid two-day period by the price of the Nasdaq Bank Index on October 14, 2004 and subtracting 0.200 from such quotient;

provided, however, that if FNB elects, within two business days after its receipt of such notification, to increase the exchange ratio as provided in the merger agreement, the exchange ratio shall be so adjusted and no termination shall be deemed to have occurred.

      The merger agreement also provided us with certain rights to terminate the merger agreement until the date of mailing of this proxy statement/prospectus in connection with a Superior Proposal. We did not exercise these rights.

Effect of Termination; Break-up Fee; Expenses

      If the merger agreement is terminated, it will become void, and there will be no liability on the part of FNB or us, except that:

•	termination will not relieve a breaching party from liability for its willful breach giving rise to the termination; and

•	the confidentiality agreement between the parties will survive termination.

      We are obligated under the merger agreement to pay FNB a break-up fee of $6,000,000 in the following four circumstances:

•	if FNB terminates the merger agreement prior to our special meeting because we have breached our obligations not to initiate, solicit or encourage any third parties to make an Acquisition Proposal or otherwise breach our obligations with respect to Acquisition Proposals or Superior Proposals in a manner adverse to FNB, our board of directors fails to make or withdraws its recommendation of the merger proposal or we fail to hold our special meeting;

•	if we terminate the merger agreement and accept an Acquisition Proposal that is a Superior Proposal prior to the date of our special meeting and, after giving FNB an opportunity to adjust the terms of the merger agreement such that the Acquisition Proposal no longer remains a Superior Proposal, the Acquisition Proposal remains a Superior Proposal;

•	a tender offer or exchange offer for 25% or more of our common stock is commenced and we have not sent to our shareholders, within 10 days after the commencement of such offer, a statement that our board of directors recommends the rejection of such tender offer or exchange offer; or

•	if FNB or we terminate the agreement because:

•	our shareholders did not approve the merger proposal and an Acquisition Proposal has been made by a third party after October 14, 2004 and prior to the termination of the agreement;

•	such Acquisition Proposal has not been withdrawn prior to such termination; and

•	within 18 months following such termination we merge with or are acquired by that third party or that third party acquires more than 50% of our common stock or we otherwise become controlled by that third party within such time period.

      We have also agreed that if either FNB or we breach our representations, warranties, covenants or agreements in the merger agreement, which breach could reasonably be expected to result in a material adverse effect and which breach cannot be or is not cured, the breaching party, assuming the other party is not also in material breach of its obligations under the merger agreement, will pay all out-of-pocket expenses, including fees and expenses of legal counsel, financial advisors and accountants, of the non-breaching party. We have also agreed to pay FNB’s out-of-pocket expenses in the event the merger proposal is not approved by the requisite vote of our shareholders at our special meeting.

Employee Benefit Plans

      The merger agreement provides that as soon as administratively practicable after completion of the merger FNB will provide our employees with benefits and compensation plans that are equivalent to those provided to similarly situated FNB employees. Eligible NSD employees whose employment is terminated at any time during the first year following completion of the merger will be entitled to receive severance benefits in accordance with the terms of a schedule to the merger agreement.

      FNB will generally provide our employees with service credit for their service with us for purposes of eligibility, participation, vesting and levels of benefits, but generally not for benefit accruals under defined benefit pension plans, under the employee benefit and compensation plans of FNB in which such employees are eligible to participate following the merger. FNB has agreed to waive specified exclusions and limitations under its welfare benefit plans in which our employees are eligible to participate following the merger under the corresponding NSD plan in which the applicable employee participated prior to the merger and to give our employees credit, for the plan year in which they start participating in any such plan, towards applicable deductibles and annual out-of-pocket limits for expenses incurred before such participation.

ACCOUNTING TREATMENT

      The merger will be accounted for as a “purchase,” as that term is used under GAAP, for accounting and financial reporting purposes. Under purchase accounting, our assets, including identifiable intangible assets, and liabilities, including executory contracts and other commitments, as of the effective time of the merger will be recorded at their respective fair values and added to the balance sheet of FNB. Any excess of the purchase price over the fair values will be recorded as goodwill. Financial statements of FNB issued after the merger would reflect these fair values and the results of operations for us from the date of acquisition. See “Selected Consolidated Unaudited Pro Forma Financial Information” beginning on page 14.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

      The following discussion is a summary description of the material U.S. federal income tax consequences of the merger applicable to NSD shareholders. This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to an NSD shareholder. This discussion is based upon the provisions of the Internal Revenue Code, existing regulations and administrative and judicial interpretations of the Internal Revenue Code, all of which are as in effect as of the date of this proxy statement/prospectus and are subject to change, possibly with retroactive effect. This discussion applies only to NSD shareholders who hold their shares of NSD stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code and does not apply to the following:

•	shareholders who received their shares of NSD common stock from the exercise of employee stock options or similar securities or otherwise as compensation;

•	shareholders who hold their shares of NSD common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	shareholders, including, without limitation, financial institutions, insurance companies, tax-exempt organizations, dealers or traders in securities and shareholders subject to the alternative minimum tax, who may be subject to special rules;

•	shareholders whose functional currency is not the U.S. dollar; or

•	shareholders who, for U.S. federal income tax purposes, are non-resident alien individuals, foreign corporations, foreign partnerships, foreign estates or foreign trusts.

      This discussion also does not consider the effect of any foreign, state or local laws or any U.S. federal laws other than those pertaining to the income tax.

      Accordingly, you should consult your tax advisor to determine the tax effect to you of the merger, including the application and effect of foreign or U.S. federal, state, local or other tax laws.

Tax Opinion and Merger

      Completion of the merger is contingent upon the receipt by:

•	FNB of an opinion from its outside counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	NSD of an opinion from its outside counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

      The tax opinions of Duane Morris LLP, counsel for FNB, and Shumaker, counsel for NSD, are included as exhibits 8.1 and 8.2 to the registration statement filed with the SEC of which this proxy statement/prospectus is a part. These opinions are based upon, among other things, representations of fact contained in certificates of officers of FNB and NSD. We will not seek any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger, and the opinions of counsel are not binding upon the Internal Revenue Service or any court. Accordingly, we can give no assurance that the Internal Revenue Service will not contest the conclusions expressed in the opinions or that a court will not sustain that contest.

      Assuming the merger is consummated in the manner described in this proxy statement/prospectus and in accordance with the merger agreement, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The following discussion sets forth the U.S. federal income tax consequences to NSD shareholders of the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Receipt of FNB Common Stock

      An NSD shareholder who receives shares of FNB common stock in exchange for shares of NSD common stock will not recognize any gain or loss on that exchange, except to the extent the shareholder receives cash in lieu of a fractional share of FNB common stock, as discussed below. The aggregate adjusted tax basis of FNB common stock received will equal the NSD shareholder’s aggregate adjusted tax basis in the shares of NSD common stock surrendered in the merger, decreased by the amount of any tax basis allocable to any fractional share of FNB common stock for which cash is received. The holding period of the FNB common stock received in the merger will include the holding period of the NSD common stock surrendered in the merger. If an NSD shareholder has differing tax bases and/or holding periods in respect of the shareholder’s shares of NSD common stock, the shareholder should consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of FNB common stock that the shareholder receives.

Fractional Shares

      An NSD shareholder who receives a fractional share of FNB common stock generally will not recognize any gain or loss on that fractional share. An NSD shareholder who receives cash in lieu of a fractional share of FNB common stock will be treated as having first received the fractional share of FNB common stock in the merger and then as having received cash in exchange for the fractional share interest. An NSD shareholder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of the fractional share of FNB common stock and the portion of the basis in the shares of NSD common stock allocable to that fractional interest.

Material Federal Income Tax Consequences to FNB and NSD

      Neither FNB nor NSD will recognize gain or loss as a result of the merger.

Tax Consequences If the Merger Does Not Qualify as a Reorganization Under Section 368(a) of the Internal Revenue Code

      If the Internal Revenue Service determines that the merger of NSD with and into FNB does not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that determination is upheld, the NSD shareholders would be required to recognize gain or loss with respect to each share of NSD common stock surrendered in the merger in an amount equal to the difference between (a) the sum of the fair market value of any FNB common stock and cash received in the merger and (b) the tax basis of the shares of NSD common stock surrendered in exchange therefor. Such gain or loss will be long-term capital gain or loss if such shareholder held the NSD common stock for more than one year, and will be short-term capital gain or loss if such shareholder held the NSD common stock for less than one year. The amount and character of gain or loss will be computed separately for each block of NSD common stock that was purchased by the holder in the same transaction. An NSD shareholder’s aggregate tax basis in the FNB common stock received in the merger would in this case be equal to its fair market value at the time of the closing of the merger, and the holding period for the FNB common stock would begin the day after the closing of the merger.

Backup Withholding

      Payments in connection with the merger may be subject to “backup withholding” at a rate of 28%, unless an NSD shareholder, (1) provides a correct taxpayer identification number (which, for an individual shareholder, is the shareholder’s social security number) and any required information to the exchange agent, (2) provides a certification of foreign status on Form W-8 , or successor form, or (3) is a corporation or comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules. An NSD shareholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the shareholder’s U.S. federal income tax liability. Each NSD shareholder should consult with his own tax advisor as to his qualification for exemption from backup withholding and the procedure for obtaining this exemption. You may prevent backup withholding by completing a substitute form W-9 (contained with the form of transmittal letter to be forwarded to you) and submitting it to the exchange agent for the merger when you submit your NSD share certificates for exchange.

DESCRIPTION OF FNB CAPITAL STOCK

FNB Common Stock

      General. FNB is authorized to issue 500,000,000 shares of common stock, par value $0.01 per share, of which 50,040,983 shares were outstanding as of December 21, 2004. FNB common stock is traded on the New York Stock Exchange under the symbol “FNB.” The transfer agent and registrar for FNB common stock is Registrar & Transfer Company.

      As of December 21, 2004, approximately 6.87 million shares of FNB common stock were reserved for issuance upon the exercise of outstanding options. In addition, FNB has reserved approximately 6.13 million shares of common stock for issuance in connection with the merger and the NSD stock options being assumed by FNB. After taking into account these reserved shares, FNB will have approximately 433.7 million shares of authorized but unissued common stock available for issuance for other corporate purposes.

      Voting and Other Rights. The holders of FNB common stock are entitled to one vote per share, and in general a majority of the votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of votes cast, and each shareholder entitled to vote in an election of directors is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections of directors, shareholders do not have the right to cumulate their votes. See “Comparison of Shareholder Rights — Amendment of Articles of Incorporation and By-laws” beginning on page 66 and “Comparison of Shareholder Rights — Vote Required for Extraordinary Corporate Transactions” beginning on page 67.

      In the event of a liquidation, holders of FNB common stock are entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any FNB preferred stock then outstanding.

      FNB common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All outstanding shares of FNB common stock are, and the shares of FNB common stock to be issued to our shareholders in the merger will be, validly issued, fully paid and nonassessable.

      Distributions. The holders of FNB common stock are entitled to receive such dividends or distributions as the FNB board of directors may declare out of funds legally available for such payments. The payment of distributions by FNB is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of any then outstanding FNB preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

      The ability of FNB to pay distributions is affected by the ability of its subsidiaries to pay dividends. The ability of FNB’s subsidiaries, as well as of FNB, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.

FNB Preferred Stock

      General. FNB is authorized to issue 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were outstanding as of December 31, 2004. The FNB board of directors has the authority to issue FNB preferred stock in one or more series and to fix the dividend rights, dividend rates, liquidation preferences, conversion rights, voting rights, rights and terms of redemption, including sinking fund provisions, and the number of shares constituting any such series, without any further action by the shareholders of FNB unless such action is required by applicable rules or regulations or by the terms of any other outstanding series of FNB preferred stock. Any shares of FNB preferred stock that may be issued may rank prior to shares of FNB common stock as to payment of dividends and upon liquidation.

COMPARISON OF SHAREHOLDER RIGHTS

      After the merger, you will become shareholders of FNB and your rights will be governed by FNB’s articles of incorporation, FNB’s by-laws and the Florida Business Corporations Act. The following summary discusses differences between FNB’s articles of incorporation and by-laws and our articles of incorporation and by-laws and the differences between the BCL and the Florida Business Corporations Act. For information as to how to get the full text of each document, see “Where You Can Find More Information” beginning on page 76.

      The following summary is not intended to be a complete statement of the differences affecting the rights of our shareholders who become FNB shareholders, but rather summarizes the more significant differences affecting the rights of such shareholders and certain important similarities. The summary is qualified in its entirety by reference to the articles of incorporation and by-laws of FNB, our articles of organization and by-laws and applicable laws and regulations.

Removal of Directors; Filling Vacancies on the Board of Directors

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Our by-laws provide that a director, any class of directors or our entire board of directors may be removed only for cause by the affirmative vote of the holders of at least a majority of our outstanding shares entitled to vote thereon. Pennsylvania law and our by-laws provide that vacancies on our board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining directors, though less than a quorum, except that a vacancy resulting from a removal of a director resulting from a shareholder vote may be filled by the shareholders at the same meeting at which the removal occurs.	Under Florida law, unless the articles of incorporation of a corporation provide otherwise, directors may be removed by the corporation’s shareholders with or without cause; provided that, if a director is elected by a voting group, only the shareholders of that voting group may participate in the vote to remove him or her. Article 6 of FNB’s articles of incorporation, however, provides that, subject to the rights of holders of any preferred stock, any director or the entire board of directors may be removed without cause by the affirmative vote of the holders of at least 75% of the then outstanding shares of FNB common stock. Florida law and FNB’s by-laws provide that vacancies on the FNB board of directors, including vacancies resulting from an increase in the number of directors or resulting from removal from office, may be filled by a majority vote of the remaining directors, though less than a quorum.

Quorum of Shareholders

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Pennsylvania law and our by-laws provide that the holders of a majority of votes entitled to be cast on a matter to be considered, represented in person or by proxy, constitute a quorum of that voting group for action on the matter. Pennsylvania law and our by-laws further provide that, if a meeting called for the election of directors is adjourned, the shareholders who attend the resumption of the adjourned meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.	FNB’s by-laws and Florida law provide that the holders of a majority of votes entitled to be cast on a matter to be considered, represented in person or by proxy, constitute a quorum of that voting group for action on the matter. FNB’s by-laws further provide that whenever the holders of any class or series of shares are entitled to vote separately on a specified item of business, the holders of a majority of the votes of that class or series entitled to be cast, represented in person or by proxy, shall constitute a quorum of such class or series.

Adjournment and Notice of Shareholder Meetings

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Pennsylvania law and our by-laws provide that any regular or special meeting of shareholders may be adjourned for such periods as may be directed by the shareholders present in person or by proxy at the meeting who are entitled to vote at that meeting.	FNB’s by-laws and Florida law provide that, if a quorum is not present or represented at a shareholders meeting, the shareholders present and entitled to vote at the meeting may adjourn such meeting from time to time.

Call of Special Meetings of Shareholders

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Our by-laws provide that special meetings of our shareholders may be called at any time by resolution of our board.	FNB’s by-laws provide that special meetings of shareholders may be called only by the chairman of the board, the president or the secretary of FNB pursuant to a resolution or written direction of at least 75% of the members of the FNB board or by the holders of not less than 10% of the outstanding shares of FNB.

Shareholder Consent in Lieu of Meeting

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Pennsylvania law and our by-laws provide that any action that may be taken at a meeting of the shareholders may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with our secretary.	Florida law permits any action that may be taken at a meeting of the shareholders of FNB to be taken without a meeting, if, prior or subsequent to the action, one or more written consents signed by a majority the shareholders who would be entitled to vote at a meeting for such purpose are delivered to FNB.

Dissenters’ Rights

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Under Pennsylvania law, dissenters’ rights are generally afforded to shareholders in the event of corporate actions involving certain mergers, share exchanges, transfers of all or substantially all of the assets of the corporation, as well as certain other fundamental transactions in which the corporation is not the acquiring corporation. See “Provisions with Possible Anti-Takeover Effects” for a description of special dissenters’ rights provisions under Pennsylvania law applicable to registered companies such as us in a transaction where a controlling interest in a corporation is acquired.

Under Pennsylvania law, dissenters’ rights generally are denied to holders of shares that are listed on a national securities exchange, quoted on the Nasdaq National Market or held beneficially or of record by more than 2,000 shareholders when a plan of merger converts the shares into shares of the acquiring, surviving, new or other corporation, whether or not the shares of the acquiring, surviving, new or other corporation are listed on the exchange or privately held.	Under Florida law, dissenters’ appraisal rights are available in connection with corporate actions involving certain mergers, share exchanges, sales or other dispositions of all or substantially all of the property of the corporation other than in the ordinary course of business, the approval of certain control-share acquisitions and amendments of the articles of incorporation that would materially and adversely affect the rights or preferences of shares held by the dissenting shareholders.

Under Florida law, appraisal rights generally are denied to holder of shares listed on a national securities exchange or the Nasdaq National Market and when the corporation’s shares are held of record by at least 2,000 persons and such outstanding shares have a market value of at least $10 million, not counting the value of certain insider shares.

Derivative Actions

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Under Pennsylvania law, derivative actions may be brought by a shareholder, even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if a court determines that there is a strong prima facie case in favor of the claim and a serious injustice will result without such action.	Under Florida law, a derivative action may be brought only by a person who was a shareholder of FNB at the time of the alleged wrongdoing unless the person became a shareholder through transfer by operation of law from one who was a shareholder at the time of the alleged wrongdoing.

Dividends and Distributions

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Subject to any restrictions in a corporation’s articles of incorporation, Pennsylvania law generally provides that a corporation may make distributions to its shareholders unless after giving effect thereto(i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed upon the dissolution of the corporation to satisfy the preferential rights of shareholders having superior preferential rights to those shareholders receiving the distribution. Our articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to shareholders.	Subject to any restrictions in a corporation’s articles of incorporation, Florida law generally provides that a corporation may make distributions to its shareholders unless after giving effect thereto (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed upon the dissolution of the corporation to satisfy the preferential rights of shareholders having superior preferential rights to those shareholders receiving the distribution. FNB’s articles of incorporation do not contain any restrictions on the payment of dividends or the making of distributions to shareholders.

Classes of Stock With Preferential Rights

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We only have one authorized class of stock.	The articles of incorporation of FNB authorize it to issue multiple classes of stock that may have rights preferential to the FNB common stock to be received by NSD shareholders as a result of the merger. No such stock is currently outstanding. Such preferential rights include rights to preferential dividend rates compared to such rates for FNB common stock, rights to prevent dividends being paid on the common stock until dividends have been paid on the preferred stock, rights to preferential payments upon any liquidation of FNB, independent class voting rights with respect to certain fundamental transactions and rights to convert shares of FNB preferred stock into FNB common stock at a conversion ratio that protects such preferred shareholders against a decline in the price of FNB common stock by further diluting the common stock.

Director Qualifications, Number and Term

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Our by-laws provide that our board of directors shall consist of not less than 5 nor more than 15 members divided into two classes, as equal in number as possible, with each director serving a staggered two-year term. Under Pennsylvania law and pursuant to our by-laws, a director must be at least 18 years of age, but need not be a resident of Pennsylvania or a shareholder.	FNB’s by-laws provide that the board of directors of FNB shall consist of such number of directors as may be determined by the board of directors of FNB, which number shall be not less than 5 nor more than 25. FNB’s by-laws further provide that FNB’s board of directors shall be divided into three classes as equal in number as possible, with each director having a staggered, three-year term. Under Florida law and FNB’s by-laws, a director need not be a resident of Florida or a shareholder of FNB to qualify to serve as a director. FNB’s by-laws further provide that the directors must be at least 21 years of age.

Nomination of Directors

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Our by-laws do not provide a process for nominating directors. Under Pennsylvania law, shareholders may vote for any qualified person regardless of whether they have been nominated unless the corporation has contrary provisions in its articles of incorporation or by-laws.	FNB’s by-laws provide that directors may be nominated for election to FNB’s board of directors by either a resolution of the board of directors or by a shareholder of FNB. FNB’s by-laws provide that a shareholder may make nominations for director by providing FNB with written notice of the shareholder’s intention to nominate a director, which written notice generally must be received not less than 14 days prior to the meeting of shareholders called for the election of directors. The notice of a shareholder’s intention to nominate a director must include, among other things:

• the name and address of the nominating shareholder;

• a representation that the shareholder is a holder of record of FNB voting stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

• information regarding each nominee as would have been required under the SEC’s proxy rules;

• a description of all arrangements or understandings among the shareholder and each nominee pursuant to which the nomination or nominations are to be made by the shareholder; and

• the written consent of each nominee to serve as a director of FNB if so elected.

Cumulative Voting

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In an election of directors under cumulative voting, each share of stock normally having one vote for each director to be elected is entitled to a number of votes equal to the number of directors to be elected times the number of shares held with the right to distribute that number of votes among one or more candidates. Under Pennsylvania law, cumulative voting in the election of directors is available unless otherwise provided for in the articles of incorporation of the corporation. We have precluded cumulative voting in the election of directors in our articles of incorporation.	Under Florida law, cumulative voting in the election of directors is not available unless provided for in the articles of incorporation of the corporation. FNB has not provided for cumulative voting in its articles of incorporation.

Indemnification of Officers and Directors

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Pennsylvania law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding, and permits such indemnification against expenses incurred in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Pennsylvania law further provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

Under Pennsylvania law, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights or rights granted pursuant to a bylaw or by vote of shareholders or disinterested directors, to which a person seeking indemnification or advancement of expenses may be entitled. Such rights may, for example, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. Pennsylvania law permits such derivative action indemnification in any case except where the act or failure to act giving rise	Florida law permits a corporation to indemnify a director or officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding other than an action by or in the right of the corporation by reason of the fact that he is or was a director or officer or is now serving at the request of the corporation as a director or officer of another entity against expenses, including attorneys’ fees, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. These indemnification rights apply if the director or officer acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, under Florida law, FNB may indemnify and hold harmless an officer or director who is a party in an action by or in the right of the corporation against expenses, including attorneys’ fees, and certain amounts paid in settlement, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if the director or officer has acted in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the corporation, except indemnification is not authorized where there is an adjudication of liability, unless a court determines, in view of all the circumstances, that such person is fairly and reasonably entitled to indemnity for such expenses.

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to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Our by-laws also preclude indemnification where it has been determined, through arbitration, that the conduct of the director or officer constituted willful misconduct or recklessness or that a director or officer received from the corporation a benefit to which he was not entitled. Pennsylvania law and our by-laws permit us to purchase and maintain insurance on behalf of our directors and officers against any liability asserted against the director or officer and incurred in such capacity, whether or not we would have the power to indemnify a director or officer against such liability. Our articles of incorporation further provide that our directors and officers are entitled to be indemnified to the fullest extent permitted by law.
Florida law further provides that indemnification against the costs and expenses of defending any action is required to be made to any officer or director who is successful in defending an action of the type referred to in the immediately preceding paragraph. Except with regard to the costs and expenses of successfully defending an action as may be ordered by a court, indemnification as described in the previous paragraph is only required to be made to a director or officer if a determination is made that indemnification is proper under the circumstances. Such determination shall be made in accordance with the provisions of Florida law.

Florida law further provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

Under Florida law, the provisions for indemnification and advancement of expenses are not exclusive. Accordingly, a corporation may make any other or further indemnification or advancement of expenses of any of its officers or directors, both as to action in his official capacity and as to action in another capacity while holding such office. Under Florida law, indemnification or advancement of expenses, however, shall generally not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his actions or omissions were material to the cause of action so adjudicated and constitute:

• a violation of the criminal law;

• a transaction from which the officer or director derived an improper personal benefit;

• an unlawful distribution; or

• willful misconduct or a conscious disregard for the best interests of the corporation.

Florida law and FNB’s articles of incorporation permit FNB to purchase and maintain insurance on behalf of any director or officer of FNB against any liability asserted against the director or officer and incurred in such capacity, whether or not FNB would

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have the power to indemnify the director or officer against such liability. FNB’s articles of incorporation further provide that its directors, officers and any other person designated by the board of directors of FNB is entitled to be indemnified to the fullest extent permitted by law.

Director Liability

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Pennsylvania law provides that the by-laws of a corporation may include a provision limiting the personal liability of directors for monetary damages for actions taken as a director, other than as would constitute criminal conduct or with respect to liability for nonpayment of taxes, and except to the extent that the director has breached or failed to perform his duties to the corporation and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Our by-laws contain such a provision.	Under Florida law, a director is not liable for monetary damages for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his duties as a director and the director’s breach of, or failure to perform, those duties constitutes a violation of criminal law, self-dealing, an unlawful distribution, willful misconduct or recklessness. FNB’s by-laws contain a provision limiting the liability of its directors to the fullest extent permitted by law.

Amendment of Articles of Incorporation and By-laws

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Pennsylvania law requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon to amend a corporation’s articles of incorporation, provided that shareholder approval is not required for certain non-material amendments. Our articles of incorporation and by-laws do not address the issue of shareholder approval with respect to amending our articles of incorporation. In the case of a registered corporation such as us, Pennsylvania law provides that the shareholders may not propose an amendment to the articles.

Under Pennsylvania law, the power to adopt, amend or repeal by-laws may generally be vested, pursuant to the by-laws, in the directors, with certain statutory exceptions and subject to the power of the shareholders to change such action. Pennsylvania law further provides that, unless the articles of incorporation provide otherwise, the board of directors does not have the authority to adopt or change a bylaw on any subject that is committed expressly to the shareholders by statute, other than on the subject shareholder quorum rules if the corporation is a registered corporation such as us. Our by-laws provide that our by-laws may be amended by the affirmative vote of 80% of the members of our board of directors except for those	In order to amend the articles of incorporation of a Florida corporation, Florida law generally requires that, unless the articles of incorporation provide for a greater vote, the votes cast in favor of such an amendment must exceed the votes cast against such an amendment at a meeting at which a quorum is present; provided, however, that a majority of the outstanding votes entitled to be cast on the amendment is required with respect to amendments that would create dissenters’ rights under Florida law. Further, under Florida law, shareholder approval is not required for certain non-material amendments.

Under Florida law, a corporation’s by-laws may be amended or repealed by the board of directors or shareholders; provided, however, that the board may not amend or repeal the corporation’s by-laws if the articles of incorporation reserve such power to the shareholders, or the shareholders, in amending or repealing the by-laws, expressly provide that the board of directors may not amend or repeal the by- laws or a particular bylaw provision. FNB’s by-laws provide that they may be altered or amended and new by-laws adopted by the affirmative vote of at least 75% of the members of FNB’s board of directors or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote thereon.

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matters that are statutorily committed to the shareholders or by the affirmative vote of our shareholders entitled to cast a majority of the votes which all shareholders present at a regular or special meeting are entitled to cast.

Vote Required for Extraordinary Corporation Transactions

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Under Pennsylvania law, generally, a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation’s assets other than in the ordinary course of business must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. Our articles of incorporation provide that no merger or other acquisition of us is valid unless it is approved by the affirmative vote of the holders of at least 75% of our outstanding common stock unless at least 75% of the members of our board of directors have approved the merger or acquisition in which event the affirmative vote of the holders of at least 51% of our outstanding common stock is required. Except as otherwise provided by the by-laws of a corporation, the shareholders of a corporation do not have to approve a board of directors-approved plan of merger if, among other situations, immediately prior to the transaction, another corporation that is a party to the transaction directly or indirectly owns 80% or more of the outstanding shares of each class of the constituent corporation, or if

• the surviving or new corporation is a business corporation incorporated in Pennsylvania with articles of incorporation that are identical to the articles of incorporation of the merged corporation, except for changes permitted by a board of directors without shareholder approval under Pennsylvania law;

• each share of the merged corporation outstanding immediately prior to the effective date of the merger is to continue to be outstanding or will be converted into an identical share of the surviving or new corporation after the effective date of the merger; and

• the shareholders of the merged corporation are to hold, in the aggregate, shares of the surviving or new corporation to be outstanding immediately after effectiveness of the plan of merger at least a	Under Florida law, generally, a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation’s assets other than in the ordinary course of business must be approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon unless the corporation’s articles of incorporation require a higher vote. Florida law further provides that, unless required by its articles of incorporation, the shareholders approval of a plan of merger if is not required if:

• the articles of incorporation of the surviving corporation will not differ (except for certain minor amendments approved by the board of directors as provided by Florida law) from its articles before the merger; and

• each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the merger.

FNB’s articles of incorporation require an affirmative vote of the holders of at least 75% of the outstanding shares of FNB common stock entitled to vote to approve a merger, consolidation or sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of all or substantially all or a substantial part of the properties or assets of FNB, unless the board of directors of FNB has approved and recommended the transaction prior to the consummation thereof.

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majority of the votes entitled to be cast generally for the election of directors.

Interested Shareholder Transactions

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Pennsylvania law provides that, with respect to registered companies such as us, if a shareholder of a corporation is a party to a sale of assets transaction, share exchange, merger or consolidation involving the corporation or a subsidiary, or if a shareholder is to be treated differently in a corporate dissolution from other shareholders of the same class, or if a shareholder is to receive a disproportionate amount of shares resulting from a division of the corporation, or if the articles of incorporation of the corporation are to be amended so as to result in a shareholder receiving an increased voting or economic share interest in relation to substantially all other shareholders, then approval must be obtained from the shareholders entitled to cast at least a majority of the votes which all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the votes of the interested shareholder. Such additional shareholder approval is not required if the consideration to be received by the other shareholders in such transaction for shares of any class is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class, or if the proposed transaction is approved by a majority of the board of directors other than certain directors affiliated or associated with, or nominated by, the interested shareholder. Our by-laws further state that an interested shareholder shall include a shareholder who is party to the transaction or who is treated differently from other shareholders and any person or group of persons who act in concert or who are controlled by the interested shareholder.	Florida law contains a number of provisions that require supermajority approval for certain affiliate transactions. Under Florida law, if any person who together with his or her affiliates and associates beneficially owns 10% or more of any voting stock of the corporation (an “Interested Person”) is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval (a “Business Combination”), such transaction shall be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Person; provided, that such approval is not required if (1) the Interested Person transaction has been approved by a majority of the disinterested directors; (2) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement; (3) the Interested Person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement; (4) the Interested Person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; (5) the corporation is an investment company registered under the Investment Company Act of 1940 or (6) the consideration to be received by holders of the stock of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the Florida Business Corporations Act.

Fiduciary Duty

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Under Pennsylvania law and pursuant to our by-laws, a director shall perform his duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances, and shall be entitled in performing his duties to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by: (1) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; (2) counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person or (3) a committee of the board upon which he does not serve, as to matters within its designated authority, which committee the director reasonably believes to merit confidence. Pennsylvania law further provides that a director may, in considering the best interests of a corporation, consider (1) the effects of any action on shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other facilities of the corporation are located,(2) the short-term and long-term interests of the corporation, including the possibility that the best interests of the corporation may be served by the continued independence of the corporation,(3) the resources, intent and conduct of any person seeking to acquire control of the corporation and (4) all other pertinent factors. Our by-laws also permit a director to consider the effects of any action upon employees, suppliers and customers of the corporation and upon communities in which offices or other establishments of the corporation are located and all other pertinent factors. Our articles of incorporation incorporate by reference the standard of care set forth under Pennsylvania law.	FNB’s articles of incorporation provide that the board of directors of FNB, in evaluating a proposal for an extraordinary corporate transaction, shall consider all relevant factors, including, without limitation, the long-term prospects and interests of the corporation and its shareholders, the social, economic, legal or other effects of any action on the employees, suppliers and customers of the corporation and its subsidiaries, the communities and societies in which FNB and its subsidiaries operate, and the economy of the state and the nation.

FNB’s articles of incorporation further provide that, if the board of directors of FNB determines that such a proposal should be rejected, it may take any lawful action to accomplish its purpose.

Under Florida law, a director is required to discharge his duties in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. In discharging his duties, a director is entitled to rely on: (1) information, opinions, reports, or statements, including financial statements and other financial data, if presented or prepared by officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; (2) legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person’s professional or expert competence or (3) a committee of the Board of which the director is not a member if the director reasonably believes the committee merits confidence.

Provisions with Possible Anti-Takeover Effects

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Pennsylvania law contains various statutory “anti-takeover” provisions including Subchapters 25E through 25J of the BCL. Subchapter 25E (relating to control transactions) provides that, if any person or group acquires 20% or more of the voting power of a corporation, the remaining shareholders may demand	FNB is subject to statutory “anti-takeover” provisions under Florida law. Section 607.0902 of the Florida Business Corporations Act restricts the voting rights of certain shares of a corporation’s stock when those shares are acquired by a party who, by such acquisition, would control at least 20% of all voting

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from such person or group the fair value of their shares, including a proportionate amount of any control premium. Subchapter 25F (relating to business combinations) delays for five years and imposes conditions upon business combinations between an interested shareholder and the corporation. Subchapter 25G (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the “disinterested” shareholders approve such voting rights. Subchapter 25H (relating to disgorgement) requires disgorgement of certain profits made by controlling shareholders following their attempts to gain control of the corporation. Subchapter 25I provides for a minimum severance payments to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration. Subchapters 25E through 25H of the BCL contain a wide variety of transactional and status exemptions, exclusions and safe harbors. In our articles of incorporation, we have opted out of Subchapters 25G and 25H.

The Pennsylvania laws pertaining to control share acquisitions do not alter the voting rights of any stock of the corporation acquired in certain specified transactions.

In addition, Pennsylvania law permits an amendment to the corporation’s articles of incorporation or other corporate action, if approved by shareholders, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. Pennsylvania law also provides that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the communities in which the corporation is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies’ interests. Pennsylvania law expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of Pennsylvania law.
rights of the corporation’s issued and outstanding stock. The statute provides that the acquired shares (the “control shares”) will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an “acquiring person’s statement” submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit, for shareholder approval, such request. Voting rights may be reassigned to the control shares by a resolution of a majority of the corporation’s shareholders for each class and series of stock, with the control shares not voting.

Florida law further provides that a corporation may, by amendment to its articles of incorporation or by- laws, provide that, if the party acquiring the control shares does not submit an acquiring person’s statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of control shares. If the acquiring party files an acquiring person’s statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party’s request for re-assignment, deny full voting rights to the control shares. Neither FNB’s articles of incorporation nor its by-laws have been amended to include such a provision.

The statute does not alter the voting rights of any stock of the corporation acquired in certain specified transactions.

In addition, there are various provisions in FNB’s articles of incorporation and by-laws that may serve as anti-takeover protections including:

• the ability of the board of directors of FNB to fill vacancies resulting from an increase in the number of directors;

• the supermajority voting requirements for certain corporate transactions;

• the broad range of factors that the board of directors of FNB may consider in evaluating an unsolicited offer including a tender offer proposal; and

• provisions in FNB’s articles of incorporation which

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authorize the board of directors of FNB, without further shareholder action, to issue from time to time, up to 20,000,000 shares of FNB preferred stock. The board of directors of FNB is empowered to divide any and all of the shares of the FNB preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

The “anti-takeover” provisions of Florida law and FNB’s articles of incorporation and by-laws may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of FNB that are not negotiated with and approved by the board of directors of FNB. FNB is not aware of any effort or intent to gain control of FNB or any effort to organize a proxy contest or to accumulate shares of FNB.

COMPARATIVE MARKET PRICES AND DIVIDENDS

      FNB common stock is listed on the New York Stock Exchange. Prices for our common stock are quoted on the Nasdaq National Market System. The following table sets forth:

•	the high and low trading prices of shares of FNB common stock as reported on the New York Stock Exchange since December 17, 2003 and prior thereto on the Nasdaq Stock Market, as adjusted to reflect a 5% stock dividend declared on April 28, 2003;

•	the high and low trading prices of shares of our common stock as reported on the Nasdaq Stock Market, as adjusted to reflect 5% stock dividends declared in April 2003 and 2004. These quotations reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. In each case, this information is based on published sources; and

•	quarterly cash dividends paid per share by FNB and us for the periods indicated.

	FNB Common Stock					NSD Common Stock

	High		Low		Dividend	High	Low	Dividend

2003:
First quarter	27.62		25.52		0.21	25.08	21.50	0.20
Second quarter	31.04		27.20		0.24	26.37	23.21	0.21
Third quarter	35.08		29.35		0.24	25.99	22.70	0.21
Fourth quarter	35.48		31.68		0.24	24.79	22.86	0.21
2004:
First quarter	22.79	(1)	18.79	(1)	0.23	22.67	21.91	0.21
Second quarter	22.63		18.80		0.23	23.50	23.10	0.22
Third quarter	20.50		19.91		0.23	24.00	23.90	0.22
Fourth quarter	22.82		19.88		0.23	38.97	23.81	0.22
2005:
First quarter (through January 12)	20.70		18.74		—	36.49	33.50	—

(1)	On January 1, 2004, FNB distributed one share of First National Bancshares of Florida, Inc., which until that date was a wholly owned subsidiary of FNB, for each share held of FNB, and the prices of FNB common stock since January 1, 2004 reflect that distribution.

      You are advised to obtain current market quotations for FNB common stock. The market price of FNB common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market price of FNB common stock.

BENEFICIAL OWNERSHIP OF NSD STOCK

      The following table sets forth information pertaining to the beneficial ownership of the outstanding shares of our common stock as of December 21, 2004 by (1) persons known to us to own more than five percent of the outstanding shares of our common stock, (2) each director and (3) our directors and executive officers as a group. The information contained herein has been obtained from our records and from information furnished to us by each individual. We know of no person who owns, beneficially or of record, either individually or with associates, more than five percent of our common stock, except as set forth below.

	Amount and Nature of		Percent of
Name of Individual or Identity of Group	Beneficial Ownership(1)(2)		Class(3)

5% or Greater Holders:
William R. Baierl
Pittsburgh, Pennsylvania	389,712	(4)	11.31%
Directors and Executive Officers(5):
John C. Brown, Jr.	2,640	(6)	—
Grant A. Colton, Jr.	153,692	(7)	4.46%
Lawrence R. Gaus	118,684	(8)	3.44%
Nicholas C. Geanopulos	13,675	(9)(10)	—
Gus F. Georgiadis	17,694	(11)	—
Andrew W. Hasley	14,120	(14)	—
Vicki J. Hays(15)	3,000	(16)	—
Charles S. Lenzner	23,167	(9)(10)(12)	—
David J. Malone	12,001	(6)	—
William C. Marsh	5,500		—
Kenneth L. Rall	24,583		—
Arthur J. Rooney, II	17,557	(10)(13)	—
All directors and executive officers of NSD as a group (13 persons)	796,125		23.10%

(1)	Information furnished by our directors and officers.

(2)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the General Rules and Regulations of the SEC and may include securities owned by or for the individual’s spouse and minor children and any other relative who has the same home, as well as securities to which the individual has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days after November 1, 2004. Beneficial ownership may be disclaimed as to certain of the securities. Except as otherwise indicated, the address for each of the following persons is our principal corporate address.

(3)	Less than 1% unless otherwise indicated.

(4)	Includes 155,043 shares owned by a company controlled by Mr. Baierl and 12,886 shares held in trust as to which shares Mr. Baierl has voting power and dispositive power, but disclaims beneficial ownership. Also includes options to purchase 5,091 shares granted under our Non-Employee Director Stock Option Plan that are currently exercisable.

(5)	Does not include William R. Baierl who is listed under 5% or Greater Holders.

(6)	Includes options to purchase 2,062 shares granted under our Non-Employee Director Stock Option Plan that are currently exercisable.

(7)	Includes 89,904 shares owned by companies controlled by Mr. Colton and 58,064 shares owned jointly by Mr. Colton and his wife as to which he shares voting and investment power and 1,050 shares held in trust as to which Mr. Colton has voting power and dispositive power, but disclaims beneficial ownership. Also includes options to purchase 2,287 shares granted under our Non-Employee Director Stock Option Plan that are currently exercisable.

(8)	Includes options to purchase 5,095 shares granted under our Non-Employee Director Stock Option Plan that are currently exercisable. Also includes 71,135 shares held in the name of Mr. Gaus’ spouse as to which Mr. Gaus has no voting and dispositive power, and disclaims beneficial ownership.

(9)	Except as otherwise footnoted, these shares are owned jointly by the named individual and his spouse and the named individual shares voting power and investment power over such shares with his spouse.

(10)	Includes options to purchase 5,091 shares granted under our Non-Employee Director Stock Option Plan that are currently exercisable.

(11)	Includes options to purchase 3,252 shares granted under our Non-Employee Director Stock Option Plan that are currently exercisable.

(12)	Includes 2,128 shares held in custodian accounts for Mr. Lenzner’s children as to which Mr. Lenzner shares voting power.

(13)	Includes 6,004 shares held by an investment club as to which Mr. Rooney shares voting power.

(14)	Includes options to purchase 6,000 shares granted under our 2004 Omnibus Stock Incentive Plan that are currently exercisable.

(15)	Vicki J. Hays served as the Chief Lending Officer of NSD Bank until December 10, 2004.

(16)	Includes options to purchase 3,000 shares granted under our 2004 Omnibus Stock Incentive Plan that are currently exercisable.

PROPOSAL NO. 2

ADJOURNMENT PROPOSAL

      In the event sufficient votes are not present at our special meeting to constitute a quorum or approve the merger proposal, the merger proposal cannot be approved unless our special meeting is adjourned in order to permit further solicitation of proxies. In order to allow shares present in person or by proxy at our special meeting to vote for the adjournment of our special meeting, if necessary, we are submitting an adjournment of our special meeting to our shareholders as a separate matter for their consideration. Properly executed proxies will be voted in favor of the adjournment proposal, unless otherwise indicated on the proxy. If the adjournment proposal is approved, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of the time and place that is given at the meeting.

Recommendation of our Board of Directors

      Our board of directors recommends that you vote “FOR” the approval of the adjournment proposal.

LEGAL MATTERS

      The validity of the FNB common stock being registered in connection with the merger has been passed upon for FNB by Duane Morris LLP, Philadelphia, Pennsylvania. Duane Morris LLP and Shumaker Williams, P.C. have delivered their opinions to FNB and NSD, respectively, as to certain federal income tax consequences of the merger. See “Material Federal Income Tax Consequences of the Merger” beginning on page 56.

EXPERTS

      The consolidated financial statements of FNB and subsidiaries appearing in FNB’s Current Report (Form 8-K) dated January 11, 2005 for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      With respect to the unaudited condensed consolidated interim financial information of FNB for the three, six and nine-month periods ended March 31, 2004 and March 31, 2003, June 30, 2004 and June 30, 2003 and September 30, 2004 and September 30, 2003, respectively, incorporated by reference in this proxy statement/prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 7, 2004, August 9, 2004 and November 9, 2004, included in FNB’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, respectively, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

      The consolidated financial statements of NSD and subsidiaries appearing in NSD’s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by S.R. Snodgrass A.C., independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from NSD’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of SRFC and subsidiaries appearing in SRFC’s Annual Report (Form 10-K) for the year ended December 31, 2003 have been audited by S.R. Snodgrass A.C., independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

      As of the date of this proxy statement/prospectus, we do not know of any matters that will be presented for consideration at our special meeting other than the approval of the merger proposal and the adjournment proposal. However, if any other matters shall properly come before our special meeting or any adjournment, postponement or continuation thereof and be voted upon, the enclosed proxies shall be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters.

      No person is authorized to give any information or make any representation other than those contained or incorporated by reference in this proxy statement/prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by FNB or us.

      This proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the FNB common stock offered by this proxy statement/prospectus, nor does it constitute the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation.

      The information contained in this proxy statement/prospectus speaks as of the date hereof unless otherwise specifically indicated. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of NSD or FNB since the date of this proxy statement/prospectus or that the information in this proxy statement/prospectus or in the documents incorporated by reference in this proxy statement/prospectus is correct at any time subsequent to that date.

      This proxy statement/prospectus does not cover any resales of the FNB common stock offered hereby to be received by shareholders of NSD deemed to be “affiliates” of NSD or FNB upon the consummation of the merger. No person is authorized to make use of this proxy statement/prospectus in connection with any such resales.

WHERE YOU CAN FIND MORE INFORMATION

      FNB and NSD each file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information filed by FNB or NSD at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. FNB’s and NSD’s SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

      FNB filed a registration statement on Form S-4 to register with the SEC under the Securities Act the issuance of FNB common stock to NSD shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of FNB and a proxy statement of NSD for our special meeting. As allowed by the SEC rules, this proxy statement/prospectus does not contain all the information contained in the registration statement.

      The SEC allows the “incorporation by reference” of information into this proxy statement/prospectus, which means that FNB and NSD can disclose important information to you by referring you to another document filed separately with the SEC by FNB or NSD. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information that is superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that FNB or NSD have previously filed with the SEC. These documents contain important information about FNB and NSD.

      The following documents previously filed with the SEC by FNB (SEC File No. 001-31940) are incorporated by reference into this proxy statement/prospectus:

      FNB’s Annual Report on Form 10-K for the year ended December 31, 2003;

      FNB’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004; and

      FNB’s Current Reports on Form 8-K filed April 19, 2004, May 6, 2004, July  21, 2004, August 2, 2004, October 15, 2004, October 20, 2004 and January 11, 2005; and

      The description of FNB common stock contained in the FNB registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

      The following documents previously filed with the SEC by NSD (SEC File No. 000-22124) are incorporated by reference into this proxy statement/prospectus:

      NSD’s Annual Report on Form 10-K for the year ended December 31, 2003;

      NSD’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

      NSD’s Current Reports on Form 8-K filed April 28, 2004, May 20, 2004, May  26, 2004, June 6, 2004, July 25, 2004, October 18, 2004, October 27, 2004, November 10, 2004 and December 2, 2004; and

      The description of NSD common stock contained in the NSD registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

      The following documents previously filed with the SEC by SRFC (SEC File No. 000-21720) are incorporated by reference into this proxy statement/prospectus:

      SRFC’s Annual Report on Form 10-K for the year ended December 31, 2003; and

      SRFC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

      Each of FNB and NSD further incorporates by reference any additional documents that it files with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the NSD special meeting. These documents include periodic reports such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      If you would like to receive a copy of any of the documents incorporated by reference, please contact NSD or FNB at the address or telephone number listed under the heading “Additional Information.”

SHAREHOLDER PROPOSALS

      We will hold our annual meeting of shareholders in 2005 only if the merger is not completed. Any eligible shareholder desiring to present a proposal pursuant to Rule 14a-8 promulgated by the SEC to be considered at our 2005 annual meeting of shareholders should have submitted the proposal in writing to: Andrew W. Hasley, President, NSD Bancorp, Inc., 5004 McKnight Road, Pittsburgh, Pennsylvania 15237 no later than November 30, 2004. A shareholder wishing to submit a proposal other than pursuant to Rule 14a-8 must notify us within a reasonable time prior to the annual meeting. In the absence of timely notice, management will exercise its discretionary power in voting on any such matter.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BETWEEN
F.N.B. CORPORATION
AND
NSD BANCORP, INC.

October 14, 2004

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

      AGREEMENT AND PLAN OF MERGER, dated as of October 14, 2004 (this “Agreement”), between F.N.B. Corporation (“Parent”) and NSD Bancorp, Inc. (“NSD”).

RECITALS

      A. NSD. NSD is a Pennsylvania corporation, having its principal place of business in Pittsburgh, Pennsylvania.

      B. Parent. Parent is a Florida corporation, having its principal place of business in Hermitage, Pennsylvania.

      C. Intention of the Parties. It is the intention of the parties to this Agreement that the Merger provided for herein be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement constitutes a “plan of reorganization” within the meaning of Section 1.368-1(c) of the Treasury Regulations.

      D. Board Action. The respective Boards of Directors of Parent and NSD have determined that it is in the best interests of their respective companies and their stockholders to consummate the Merger provided for herein.

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

      1.01     Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

      “Acquisition Proposal” has the meaning set forth in Section 6.08(e)(i).

      “Affiliate” has the meaning set forth in Section 3.03(h).

      “Affiliate Letter” has the meaning set forth in Section 6.07.

      “Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

      “Approval Recommendation” has the meaning set forth in Section 6.02.

      “Articles of Merger” has the meaning set forth in Section 2.02(a).

      “Average Closing Price” as of any specified date shall mean the average composite closing price of Parent Common Stock on the NYSE as reported in “New York Stock Exchange Composite Transactions” in The Wall Street Journal (Eastern Edition) for each of the twenty consecutive trading days ending on and including the second such trading day prior to the specified date rounded to the nearest whole cent.

      “Bank Insurance Fund” means the Bank Insurance Fund maintained by the FDIC.

      “Bank Merger Agreement” means the Agreement of Merger by and between Parent Bank and NorthSide Bank, the form of which is attached hereto as Annex A.

      “Bank Merger” has the meaning set forth in Section 3.08.

      “Bank Regulatory Authority” means the Federal Reserve Board, the OCC, the FDIC, the Department and any other state or federal bank regulatory agency charged with the supervision or regulation of NSD, NorthSide Bank, Parent or Parent Bank or the insurance of the deposits of NorthSide Bank or Parent Bank.

      “Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.

      “Benefit Plans” has the meaning set forth in Section 5.03(m)(i).

      “Break-up Fee” has the meaning set forth in Section 6.08(f).

      “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania are authorized or obligated to close.

      “Certificate” means any certificate that immediately prior to the Effective Time represented shares of NSD Common Stock.

      “Change in NSD Recommendation” has the meaning set forth in Section 6.08(b).

      “Closing” and “Closing Date” have the meanings set forth in Section 2.02(b).

      “Code” has the meaning set forth in the recitals to this Agreement.

      “Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.

      “Confidentiality Agreements” has the meaning set forth in Section 6.06(c).

      “Department” means the Pennsylvania Department of Banking.

      “Derivatives Contract” has the meaning set forth in Section 5.03(q).

      “Determination Date” means the date on which the last required Bank Regulatory Authority is obtained with respect to the Transaction, without regard to a requisite waiting period.

      “Disclosure Schedule” has the meaning set forth in Section 5.01.

      “DOL” means the Department of Labor.

      “DSRP Plan” has the meaning set forth in Section 3.02.

      “Effective Date” has the meaning set forth in Section 2.02(a).

      “Effective Time” has the meaning set forth in Section 2.02(a).

      “Employment Agreement” means the Employment Agreement between Parent Bank and Andrew W. Hasley in the form of Annex E.

      “Environmental Laws” has the meaning set forth in Section 5.03(o)(i).

      “Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

      “Equity Investment” means (i) an Equity Security, (ii) any ownership interest in any company or other entity, any membership interest that includes a voting right in any company or other entity or any interest in real estate or (iii) any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.

      “Equity Security” means any stock (other than adjustable-rate preferred stock, money market (auction rate) preferred stock or other instrument determined by the OCC to have the character of debt securities), certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; any security convertible into such a security; any security carrying any warrant or right to subscribe to or purchase any such security and any certificate of interest or participation in, temporary or interim certificate for or receipt for any of the foregoing.

      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

      “ERISA Affiliate” has the meaning set forth in Section 5.03(m)(iii).

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      “Exchange Agent” means such entity selected by Parent to effect the exchange of NSD Common Stock for Parent Common Stock.

      “Exchange Fund” has the meaning set forth in Section 3.03(a).

      “Exchange Ratio” has the meaning set forth in Section 3.01(a).

      “Fair Housing Act” means the Fair Housing Act, as amended.

      “FDIC” means the Federal Deposit Insurance Corporation.

      “Federal Reserve Act” means the Federal Reserve Act, as amended.

      “Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

      “FLBC” means the Florida Business Corporation Act, as amended.

      “GAAP” means generally accepted accounting principles and practices as in effect from time to time in the United States.

      “Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

      “Hazardous Substance” has the meaning set forth in Section 5.03(o)(i).

      “Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act, as amended.

      “Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 6.11(a).

      “Index Closing Price” means the average closing price of the Nasdaq Bank Index for each of the twenty consecutive trading days ending on and including the second such trading day prior to the Determination Date rounded to the nearest whole cent.

      “Index Ratio” has the meaning set forth in Section 8.01(h)(2).

      “Insurance Amount” has the meaning set forth in Section 6.11(c).

      “Insurance Policies” has the meaning set forth in Section 5.03(w).

      “IRS” means the Internal Revenue Service.

      “Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance.

      “Loans” has the meaning set forth in Section 4.01(q).

      “Majority Vote” has the meaning set forth in Section 5.03(e).

      “Material Adverse Effect” means, with respect to Parent or NSD any effect that (i) is material and adverse to the financial position, results of operations or business of Parent and its Subsidiaries taken as a whole or NSD and its Subsidiaries taken as a whole, as the case may be, or (ii) would materially impair the ability of any of Parent and its Subsidiaries or NSD and its Subsidiaries to perform their respective obligations under this Agreement or the Bank Merger Agreement or otherwise materially impede the consummation of the Transaction; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes after the date hereof in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (b) changes after the date hereof in GAAP or regulatory accounting requirements applicable to banks, federal savings institutions and their holding companies generally, (c) changes after the date hereof in general economic or market conditions affecting banks and their holding companies generally, including changes in interest rates, (d) public disclosure of the transactions contemplated hereby, (e) costs incurred in connection with the Transaction including, without limitation, change in control and severance payments, investment banking fees, legal fees, accounting fees and printing costs, in each case in accordance with GAAP and (f) any action or omission of NSD or Parent taken with the prior consent of the other or as otherwise contemplated by this Agreement in connection with the consummation of the Transaction.

      “Material Contract” has the meaning set forth in Section 5.03(k)(i).

      “Merger” has the meaning set forth in Section 2.01(a).

      “Merger Consideration” means the number of whole shares of Parent Common Stock plus cash in lieu of any fractional share interest into which shares of NSD Common Stock shall be converted pursuant to the provisions of Article III.

      “NASD” means the National Association of Securities Dealers, Inc.

      “National Labor Relations Act” means the National Labor Relations Act, as amended.

      “Non-Solicitation Agreement” has the meaning set forth in Section 7.03(d).

      “NorthSide Bank” means NorthSide Bank, a Pennsylvania banking institution and wholly owned subsidiary of NSD.

      “NSD” has the meaning set forth in the preamble to this Agreement.

      “NSD Articles” means the Articles of Incorporation of NSD, as amended.

      “NSD Board” means the Board of Directors of NSD.

      “NSD Bylaws” means the Bylaws of NSD, as amended.

      “NSD Common Stock” means the common stock, par value $1.00 per share, of NSD.

      “NSD Group” means any “affiliated group”, as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code, that includes NSD and its Subsidiaries or any predecessor of or any successor to NSD, or to another such predecessor or successor.

      “NSD Insiders” means those officers, directors and 10% or greater stockholders of NSD who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

      “NSD Loan Property” has the meaning set forth in Section 5.03(o)(i).

      “NSD Meeting” has the meaning set forth in Section 6.02.

      “NSD Options” means the options to acquire NSD Common Stock issued under the NSD Common Stock Option Plans.

      “NSD Parent Designee” has the meaning set forth in Section 2.01(d).

      “NSD Parent Bank Designees” has the meaning set forth in Section 6.13(b).

      “NSD Regulatory Authorities” has the meaning set forth in Section 5.03(i)(i).

      “NSD Stock Option Plans” means the NSD 2004 Omnibus Stock Incentive Plan, the NSD 1994 Stock Option Plan and the NSD 1994 Non-Employee Director Stock Option Plan.

      “NYSE” means The New York Stock Exchange, Inc.

      “OCC” means the Office of the Comptroller of the Currency.

      “Option Consideration” shall have the meaning set forth in Section 3.07(a).

      “OREO” means other real estate owned.

      “Parent” has the meaning set forth in the preamble to this Agreement.

      “Parent 2006 Annual Meeting” has the meaning set forth in Section 6.13(a).

      “Parent Articles” means the Articles of Incorporation of Parent, as amended.

      “Parent Bank” means First National Bank of Pennsylvania, a national association and wholly owned subsidiary of Parent.

      “Parent Bank Board” means the Board of Directors of Parent Bank.

      “Parent Bank 2006 Annual Meeting” has the meaning set forth in Section 6.13(b).

      “Parent Benefit Plans” has the meaning set forth in Section 6.12(a).

      “Parent Board” means the Board of Directors of Parent.

      “Parent Common Stock” means the common stock, $.01 par value per share, of Parent.

      “Parent Option” means an option to purchase Parent Common Stock.

      “Parent Preferred Stock” means the preferred stock, $.01 par value per share, of Parent.

      “Parent Ratio” has the meaning set forth in Section 8.01(h)(2).

      “Payment Event” has the meaning set forth in Section 6.08(g).

      “PBCL” means the Pennsylvania Business Corporation Law of 1988, as amended.

      “Pension Plan” has the meaning set forth in Section 5.03(m)(ii).

      “Person” means a natural Person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, a common enterprise, or any person acting in a representative capacity.

      “Previously Disclosed” by a party shall mean information set forth in a section of its Disclosure Schedule corresponding to the section of this Agreement where such term is used.

      “Proxy Statement” has the meaning set forth in Section 6.03(a).

      “Registration Statement” has the meaning set forth in Section 6.03(a).

      “Representatives” has the meaning set forth in Section 6.08(a).

      “Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments that obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

      “SEC” means the Securities and Exchange Commission.

      “Section 16 Information” means information accurate in all respects regarding the NSD Insiders, the number of shares of NSD Common Stock held by each such NSD Insider and the number and description of the NSD Options held by each such NSD Insider.

      “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

      “Securities Documents” has the meaning set forth in Sections 5.03(g)(i) and 5.04(g)(i) in the case of NSD and Parent, respectively.

      “Starting Date” means the trading day on the NYSE immediately preceding the day on which the parties publicly announced the signing of this Agreement.

      “Starting Index Price” means the closing price of the Nasdaq Bank Index on the Starting Date.

      “Starting Price” means the closing price of Parent Common Stock on the Starting Date, subject to adjustment pursuant to Section 3.04 and rounded to the nearest whole cent.

      “Subsidiary” has the meaning ascribed thereto in Rule 1-02 of Regulation S-X of the SEC.

      “Superior Proposal” has the meaning set forth in Section 6.08(e)(ii).

      “Surviving Corporation” has the meaning set forth in Section 2.01(a).

      “Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

      “Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

      “Third Party” has the meaning set forth in Section 6.08(g)(v).

      “Transaction” means the Merger and any other transactions contemplated by this Agreement.

      “Treasury Shares” means shares of NSD Common Stock held by NSD or any of its Subsidiaries or by Parent or any of its Subsidiaries, other than in a fiduciary, including custodial or agency, capacity or as a result of debts previously contracted in good faith.

ARTICLE II

THE MERGER

      2.01     The Merger.

      (a) The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, NSD shall merge with and into Parent in accordance with the applicable provisions of the PBCL and the FLBC (the “Merger”), the separate corporate existence of NSD shall cease and Parent shall survive and continue to exist as a corporation incorporated under the FLBC (Parent, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”).

      (b) Name. The name of the Surviving Corporation shall be “F.N.B. Corporation.”

      (c) Articles of Incorporation and Bylaws. The articles of incorporation and bylaws of the Surviving Corporation immediately after the Merger shall be the articles of incorporation and the bylaws of Parent as in effect immediately prior to the Merger, in each case until thereafter amended in accordance with applicable law.

      (d) Directors and Executive Officers of the Surviving Corporation. The directors of the Surviving Corporation immediately after the Merger shall be (i) the directors of Parent immediately prior to the Merger and (ii) one current member of NSD’s Board of Directors (the “NSD Parent Designee”) as is mutually agreed by Parent and NSD, each of whom shall serve until such time as their successors shall be duly elected and qualified and as further provided in Section 6.13(a). The executive officers of the Surviving Corporation immediately after the Merger shall be the executive officers of Parent immediately prior to the Merger, each of whom shall serve until such time as their successors shall be duly elected and qualified.

      (e) Authorized Capital Stock. The authorized capital stock of the Surviving Corporation upon consummation of the Merger shall be as set forth in the Parent Articles immediately prior to the Merger.

      (f) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in Sections 1921 through 1932 of the PBCL and Sections 607.1101 through 607.11101 of the FLBC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of NSD shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of NSD shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

      (g) Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of NSD acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, NSD, and its proper officers and directors, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.

      2.02     Effective Date and Effective Time; Closing.

      (a) Subject to the satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions, the parties shall cause articles of merger relating to the Merger (the “Articles of Merger”) to be filed with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the Secretary of State of the State of Florida pursuant to the FLBC as soon as possible after the receipt of all required approvals from Bank Regulatory Authorities on (i) a date selected by Parent after such satisfaction or waiver that is no later than five Business Days after such satisfaction or waiver, or (ii) such other date to which the parties may mutually agree in writing, provided that in either case, such date shall be no less than ten days following the NSD Meeting. The Merger provided for herein shall become effective upon such filings or on such date as may be specified therein. The date of such filings or such later effective date is herein called the “Effective Date.” The “Effective Time” of the Merger shall be the time of such filings or as set forth in such filings.

      (b) A closing (the “Closing”) shall take place immediately prior to the Effective Time at 8:00 a.m., prevailing time, at the principal offices of Parent in Hermitage, Pennsylvania, or at such other place, at such other time, or on such other date as the parties may mutually agree upon (such date, the “Closing Date”). At the Closing, there shall be delivered to Parent and NSD the opinions, certificates and other documents required to be delivered under Article VII.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

      3.01     Conversion of Shares.

      (a) Subject to the provisions of this Agreement, each share of NSD Common Stock issued and outstanding immediately prior to the Effective Time, other than Treasury Shares, shall at the Effective Time, by virtue of the Merger, no longer be outstanding and shall as of the Effective Time automatically be converted into and shall thereafter only represent the right to receive 1.8 shares of Parent Common Stock (the “Exchange Ratio”).

      (b) At and after the Effective Time, each Treasury Share shall be cancelled and retired and no shares of Parent Common Stock or other consideration shall be issued in exchange therefor.

      (c) At the Effective Time, the stock transfer books of NSD shall be closed as to holders of NSD Common Stock immediately prior to the Effective Time and no transfer of NSD Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, certificates are properly presented in accordance with Section 3.03 of this Agreement to the Exchange Agent, such certificates shall be canceled and exchanged for certificates representing the number of whole shares of Parent Common Stock and payment for any fractional share of Parent Common Stock without any interest thereon.

      (d) At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

      3.02     Fractional Shares. Each holder of NSD Common Stock shall have the option of enrolling the shares of Parent Common Stock issuable to such stockholder upon the consummation of the Merger in Parent’s Dividend Reinvestment and Stock Purchase Plan (the “DRSP Plan”). Notwithstanding any other provision of this Agreement, each holder of NSD Common Stock who elects not to enroll in the DRSP Plan and who would otherwise be entitled to receive a fractional share of Parent Common Stock, after taking into account all Certificates delivered by such holder, shall receive an amount in cash, without interest, rounded to the nearest cent, equal to the product obtained by multiplying (a) the Average Closing Price determined as of the Effective Date by (b) the fraction calculated to the nearest ten-thousandth of the share of Parent Common Stock to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect of any such fractional shares. Each NSD stockholder electing to enroll in the DRSP Plan shall be issued the shares of Parent Common Stock issuable to such stockholder in book-entry form, with any fractional share rounded to the third decimal place and such stockholders shall be entitled to dividend and voting rights with respect to such fractional shares.

      3.03     Exchange Procedures.

      (a) Not later than three days prior to the Effective Time of the Merger, Parent shall deposit with the Exchange Agent for the benefit of the holders of shares of NSD Common Stock, for exchange in accordance with this Section 3.03, certificates representing the aggregate number of shares of Parent Common Stock issuable pursuant to Section 3.01 in exchange for shares of NSD Common Stock outstanding immediately prior to the Effective Time of the Merger and funds in an amount not less than (i) the amount of cash payable in lieu of fractional shares of Parent Common Stock that would otherwise be issuable in connection with Section 3.01, but for the operation of Section 3.02 of this Agreement and (ii) the aggregate Option Consideration payable pursuant to Section 3.06(a) (collectively, the “Exchange Fund”).

      (b) After the Effective Time of the Merger, each holder of a certificate (“Certificate”) formerly representing NSD Common Stock, other than Treasury Shares, who surrenders or has surrendered such Certificate or customary affidavits and indemnification regarding the loss or destruction of such Certificate, together with duly executed transmittal materials to the Exchange Agent, shall, upon acceptance thereof, be entitled to a certificate representing the Parent Common Stock into which the shares of NSD Common Stock shall have been converted pursuant to Section 3.01, as well as cash in lieu of any fractional share of Parent Common Stock to which such holder would otherwise be entitled, if applicable. The Exchange Agent shall accept such Certificate upon compliance with such reasonable and customary terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal practices. Until surrendered as contemplated by this Section 3.03, each Certificate representing NSD Common Stock shall be deemed from and after the Effective Time of the Merger to evidence only the right to receive the consideration to which it is entitled hereunder upon such surrender. Parent shall not be obligated to deliver the Merger Consideration to which any former holder of NSD Common Stock is entitled as a result of the Merger until such holder surrenders his Certificate or Certificates for exchange as provided in this Section 3.03. If any certificate for shares of Parent Common Stock, or any check representing cash and/or declared but unpaid dividends, is to be issued in a name other than that in which a Certificate surrendered for exchange is issued, the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the Certificate surrendered or provide funds for their purchase or establish to the satisfaction of the Exchange Agent that such taxes are not payable.

      (c) No dividends or other distributions declared or made after the Effective Time of the Merger with respect to Parent Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of a fractional share shall be paid to any such holder pursuant to Section 3.02, until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange thereof, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.02 and the amount of dividends or other distributions with a record date after the Effective Time of the Merger theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

      (d) All shares of Parent Common Stock issued upon the surrender for exchange of shares of NSD Common Stock or the provision of customary affidavits and indemnification for lost or mutilated certificates in accordance with the terms hereof, including any cash paid pursuant to Section 3.02, shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of NSD Common Stock, and there shall be no further registration of transfers on the stock transfer books of Parent, after the Merger, of the shares of NSD Common Stock that were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to Parent for any reason, they shall be canceled and exchanged as provided in this Agreement.

      (e) Any portion of the Exchange Fund, including any interest thereon, that remains undistributed to the stockholders of NSD following the passage of nine months after the Effective Time of the Merger shall be delivered to Parent, upon demand, and any stockholders of NSD who have not theretofore complied with this Section 3.03 shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

      (f) Neither NSD nor Parent shall be liable to any holder of shares of NSD Common Stock or Parent Common Stock, as the case may be, for such shares, or dividends or distributions with respect thereto, or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      (g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Parent Common Stock for the account of the Persons entitled thereto.

      (h) Certificates surrendered for exchange by any Person constituting an Affiliate of NSD for purposes of Rule 144(a) under the Securities Act shall not be exchanged for certificates representing whole shares of Parent Common Stock until Parent has received a written agreement from such person as provided in Section 6.07.

      3.04     Adjustments for Dilution and Other Matters. If prior to the Effective Time of the Merger, (a) Parent shall declare a stock dividend or distribution on Parent Common Stock with a record date prior to the Effective Time of the Merger, or subdivide, split up, reclassify or combine Parent Common Stock, or make a distribution other than a regular quarterly cash dividend not in excess of $.30 per share, on the Parent Common Stock in any security convertible into Parent Common Stock, in each case with a record date prior to the Effective Time of the Merger, or (b) the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in Parent’s capitalization other than a transaction in which Parent shall have received fair, as determined by its Board of Directors, consideration for the shares issued, then a proportionate adjustment or adjustments will be made to the Exchange Ratio, the Starting Price and the Average Closing Price, which adjustment or adjustments may include, as appropriate, the issuance of securities, property or cash on the same basis as that on which any of the foregoing shall have been issued, distributed or paid to holders of Parent Common Stock generally.

      3.05     Withholding Rights. Parent, directly or through the Exchange Agent, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of NSD Common Stock such amounts as Parent is required under the Code or any state, local or foreign tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of NSD Common Stock in respect of which such deduction and withholding was made by Parent.

      3.06     NSD Options.

      (a) At the Effective Time, each vested NSD Option, which shall include NSD Options that become vested after the date hereof through and including the Effective Date, that is then outstanding shall cease to represent a right to acquire shares of NSD Common Stock and shall, at the option of the holder thereof, be converted automatically into (i) a right to receive a cash payment for each share of NSD Common Stock subject to such NSD Option in an amount equal to the Average Closing Price at the Effective Time times the Exchange Ratio less the per share exercise price of such option with payment of such amount to be made to the optionee after deducting all applicable federal and state withholding obligations of the optionee (the “Option Consideration”), or (ii) a Parent Option.

      (b) Parent shall assume each unvested NSD Option, and each vested NSD Option whose holder does not elect to receive cash as provided in subsection (a), in accordance with the terms of the NSD Stock Option Plans and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) Parent and the Compensation Committee of its Board of Directors shall be substituted for NSD and the committee of the Board of Directors of NSD, including, if applicable, the entire Board of Directors of NSD, administering such NSD Stock Option Plans, (ii) each NSD Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (iii) the number of shares of Parent Common Stock subject to such NSD Option shall be equal to the number of shares of NSD Common Stock subject to such NSD Option immediately prior to the Effective Time multiplied by the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share and (iv) the per share exercise price under each such NSD Option shall be adjusted by dividing the per share exercise price under each such NSD Option by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. Notwithstanding clauses (iii) and (iv) of the preceding sentence, each NSD Option that is an “incentive stock option” shall be adjusted as required by Section 424 of the Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option within the meaning of Section 424(h) of the Code. Parent and NSD agree to take all necessary steps to effect the foregoing provisions of this Section 3.06.

      (c) As of the Effective Time, Parent shall issue to each holder of an outstanding NSD Option that has been assumed by Parent a document evidencing the conversion and assumption of the NSD Option by Parent pursuant to this Section 3.06.

      3.07     Bank Merger. As soon as practicable after the execution of this Agreement, NSD and Parent shall cause NorthSide Bank and Parent Bank to enter into the Bank Merger Agreement, the form of which is attached hereto as Annex A, that provides for the merger of NorthSide Bank with and into Parent Bank (the “Bank Merger”), in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement and as soon as practicable after consummation of the Merger. The Bank Merger Agreement provides that the directors of Parent Bank upon consummation of the Bank Merger shall be the directors of Parent Bank immediately prior to the Bank Merger, plus the three NSD Parent Bank Designees.

ARTICLE IV

ACTIONS PENDING CLOSING

      4.01     Forbearances of NSD. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement or as Previously Disclosed, without the prior written consent of Parent, not to be unreasonably withheld, NSD will not, and will cause each of its Subsidiaries not to:

      (a) Ordinary Course.

(i) Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use reasonable best efforts to preserve intact its business organization and advantageous business relationships;

(ii) Fail to use commercially reasonable best efforts to keep available the present services of its employees and preserve for itself and Parent the goodwill of the customers of NSD and its Subsidiaries and others with whom business relations exist; and

(iii) Take any action that would adversely affect or materially delay the ability of either NSD or Parent to obtain any necessary approvals of any regulatory agency required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

      (b) Capital Stock. Other than pursuant to Rights set forth on Schedule 4.01(b) of the NSD Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights or (ii) permit any additional shares of stock to become subject to grants of employee or director stock options or other Rights.

      (c) Dividends; Etc.

(i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any other distribution on any shares of NSD capital stock, other than dividends from wholly owned Subsidiaries to NSD or another wholly owned Subsidiary of NSD or as set forth on Schedule 4.01(c) of the NSD Disclosure Schedule, regular quarterly dividends not in excess of $.22 per share; or

(ii) Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(iii) Parent and NSD agree to coordinate their declaration of dividends so that holders of NSD Common Stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to the NSD Common Stock and any Parent Common Stock any holder receives in the Merger.

      (d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of NSD or its Subsidiaries or grant any salary or wage increase or increase any employee benefit, including discretionary or other incentive or bonus payments, except:

(i) for normal increases in compensation and bonuses to employees in the ordinary course of business consistent with past practice, provided that no such increases shall result in an annual aggregate adjustment in compensation or bonus of more than 3%, provided, however, that no increase for any individual shall result in an annual adjustment in compensation or bonus of more than 4% unless mutually agreed to by NSD and Parent;

(ii) for other changes that are required by applicable law;

(iii) to pay the amounts or to provide payments under plans and/or commitments set forth in Schedule 4.01(d) of the NSD Disclosure Schedule;

(iv) for retention bonuses to such persons and in such amounts as are mutually agreed by Parent and NSD, provided, however, that the aggregate amount of such retention bonuses shall not exceed $200,000 unless mutually agreed to by NSD and Parent;

(v) severance payments pursuant to the severance agreements or employment agreements that are set forth in Schedule 4.01(d) of the NSD Disclosure Schedule; or

(vi) for grants of awards to newly hired employees consistent with past practice.

      (e) Hiring. Hire any person as an employee of NSD or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(e) of the NSD Disclosure Schedule, or (ii) to fill any vacancies arising after the date hereof at a comparable level of compensation with persons whose employment is terminable at the will of NSD or a Subsidiary of NSD, as applicable, provided, however, that such total compensation may not exceed $40,000.

      (f) Benefit Plans. Enter into, establish, adopt, amend or make any contributions to (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(f) of the NSD Disclosure Schedule), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement or similar arrangement related thereto, in respect of any director, officer or employee of NSD or its Subsidiaries or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

      (g) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to NSD and its Subsidiaries taken as a whole.

      (h) Acquisitions. Acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice, all or any portion of the assets, business, deposits or properties of any other entity.

      (i) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $15,000 individually or $50,000 in the aggregate, provided, however, that if Parent does not object to a written request for approval within two business days after receipt, the request shall be deemed approved.

      (j) Governing Documents. Amend the NSD Articles or the NSD Bylaws or the articles of incorporation or bylaws (or equivalent documents) of any Subsidiary of NSD, except as may be required by law.

      (k) Accounting Methods. Implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP.

      (l) Contracts. Except in the ordinary course of business consistent with past practice or as otherwise permitted under this Section 4.01, enter into or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts.

      (m) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which NSD or any of its Subsidiaries is or becomes a party, which settlement, agreement or action involves payment by NSD or any of its Subsidiaries of an amount that exceeds $50,000 and/or would impose any material restriction on the business of NSD or any of its Subsidiaries or create precedent for claims that are reasonably likely to be material to NSD and its Subsidiaries taken as a whole.

      (n) Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to opening or closing a branching or site location or branching or site relocation.

      (o) Indebtedness. (i) Incur any indebtedness for borrowed money, other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within one year and securities sold under agreements to repurchase that mature within 90 days, in each case in the ordinary course of business consistent with past practice, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice or (ii) prepay any indebtedness.

      (p) Investment Securities. (i) Acquire, other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice, any debt security or Equity Investment other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of one (1) year or less, (ii) restructure or materially change its investment securities portfolio or its gap position or (iii) enter in any Derivatives Contract, provided, however, that if Parent does not object to a written request for approval within two business days after receipt, the request shall be deemed approved.

      (q) Loans. Make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if, immediately after making an unsecured Loan or Loans, such Person would be indebted to NorthSide Bank in an aggregate amount in excess of $500,000, or make any fully secured Loan or Loans to any Person (except for any Loan secured by a first mortgage on single family owner-occupied real estate) if, immediately after making a secured Loan, such Person would be indebted to NorthSide Bank in an aggregate amount in excess of $1,000,000 (in either case Parent shall object thereto within two business days, and the failure to provide a written objection within two business days after receipt shall be deemed as the approval of Parent to make such Loan or Loans) or, without approval of Parent, shall not make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $500,000 or in any event if such Loan does not conform with NorthSide Bank’s Credit Policy Manual.

      (r) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project, other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice.

      (s) Adverse Actions. Take any action that (i) would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (z) a material violation of any provision of this Agreement or the Bank Merger Agreement, in either case, except as may be required by applicable law or regulation and (iii) would adversely affect or materially delay the ability of either Parent or NSD to obtain any necessary approvals required of any regulatory agency for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

      (t) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

      4.02     Forbearances of Parent. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement or as Previously Disclosed, without the prior written consent of NSD, not to be unreasonably withheld, Parent will not, and will cause each of its Subsidiaries not to:

      (a) Adverse Actions. Take any action that (i) would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ii) is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (z) a material violation of any provision of this Agreement or the Bank Merger Agreement, except as may be required by applicable law or regulation or (iii) would adversely affect or materially delay the ability of either Parent or NSD to obtain any necessary approvals required of any regulatory agency for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

      (b) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

      5.01     Disclosure Schedules. On or prior to the date hereof, Parent has delivered to NSD a schedule and NSD has delivered to Parent a schedule (respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its covenants contained in Article IV; provided, however, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty or as an exception to a covenant in Article IV if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02 and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Effect.

      5.02     Standard. No representation or warranty of NSD or Parent contained in Sections 5.03 or 5.04, respectively, shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty, in any case, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 5.03, 5.04 or 5.05, has had or would be reasonably likely to have a Material Adverse Effect on the party making such representation or warranty disregarding for the purposes of this Section 5.02 any materiality or Material Adverse Effect qualification contained in any representations or warranties.

      5.03     Representations and Warranties of NSD. Subject to Sections 5.01 and 5.02, NSD hereby represents and warrants to Parent:

      (a) Organization, Standing and Authority. NSD is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. NSD is duly qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. NSD has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted.

      (b) NSD Capital Stock. The authorized capital stock of NSD consists solely of 10,000,000 shares of NSD Common Stock, of which 3,413,348 shares are issued and outstanding as of the date hereof and options to purchase 155,031 shares are outstanding as of the date hereof. As of the date hereof, 344,964 shares of NSD Common Stock were held in treasury by NSD or otherwise directly or indirectly owned by NSD. The outstanding shares of NSD Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of NSD Common Stock have been issued in violation of the preemptive rights of any Person. Schedule 5.03(b) of the NSD Disclosure Schedule sets forth for each NSD Option the name of the grantee, the date of the grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code (with respect to the NSD Options), the number of shares of NSD Common Stock subject to each NSD Option, the number of shares of NSD Common Stock subject to NSD Options that are currently exercisable and the exercise price per share. Except as set forth in the preceding sentence and the NSD Rights as set forth in Schedule 5.03(b) of the NSD Disclosure Schedule there are no shares of NSD Common Stock reserved for issuance, NSD does not have any Rights issued or outstanding with respect to NSD Common Stock and NSD does not have any commitment to authorize, issue or sell any NSD Common Stock or Rights.

      (c) Subsidiaries.

(i) (A) Schedule 5.03(c) of the NSD Disclosure Schedule sets forth a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary; (B) except as set forth on Schedule 5.03(c) of the NSD Disclosure Schedule, NSD owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries; (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to NSD) by reason of any Right or otherwise; (D) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities other than to NSD or any of its wholly owned Subsidiaries; (E) there are no contracts, commitments, understandings or arrangements relating to NSD’s rights to vote or to dispose of such equity securities of NSD’s subsidiaries and (F) all the equity securities of NSD’s Subsidiaries held by NSD or its Subsidiaries are fully paid and nonassessable and are owned by NSD or its Subsidiaries free and clear of any Liens.

(ii) Except as set forth in Schedule 5.03 of the NSD Disclosure Schedules and except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, ownership interests in NSD’s Subsidiaries and stock in the Federal Home Loan Bank of Pittsburgh, NSD does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or joint venture of any kind.

(iii) Each of NSD’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(iv) The deposit accounts of NorthSide Bank are insured by the Bank Insurance Fund, in the manner and to the maximum extent provided by applicable law, and NorthSide Bank has paid all deposit insurance premiums and assessments required by applicable laws and regulations.

      (d) Corporate Power. Each of NSD and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and NSD has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction, subject to receipt of all necessary approvals of Governmental Authorities and the approval of NSD’s stockholders of this Agreement, and no other corporate proceedings are necessary on the part of NSD to approve this Agreement or to consummate the Transaction.

      (e) Corporate Authority. Subject to the approval of this Agreement by the holders of not less than 51% of the outstanding shares of NSD Common Stock (a “Majority Vote”), this Agreement and the Transaction have been authorized by all necessary corporate action of NSD and the NSD Board on or prior to the date hereof. NSD has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Parent of this Agreement, this Agreement is a valid and legally binding obligation of NSD, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, receivership, conservatorship, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

      (f) Regulatory Approvals; No Defaults.

(i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by NSD or any of its Subsidiaries in connection with the execution, delivery or performance by NSD and NorthSide Bank of this Agreement and the Bank Merger Agreement, respectively, or to consummate the Transaction except for (A) filings of applications or notices with, and approvals or waivers by, the OCC, the FDIC, the Department and the Federal Reserve Board, (B) filings with the SEC and state securities authorities, as applicable, in connection with the submission of this Agreement for the approval of the holders of NSD Common Stock and the registration of Parent Common Stock issuable in the Merger, (C) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and the Secretary of State of the State of Florida pursuant to the FLBC with respect to the Merger and (D) the approval and adoption of this Agreement by a Majority Vote. As of the date hereof, NSD is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and the expiration of related waiting periods, the execution, delivery and performance of this Agreement and the Bank Merger Agreement by NSD and NorthSide Bank, respectively, and the consummation of the Transaction do not and will not (A) except as Previously Disclosed, constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of NSD or any of its Subsidiaries or to which NSD or any of its Subsidiaries or any of their respective properties is subject or bound, (B) constitute a breach or violation of, or a default under, the NSD Articles, the NSD Bylaws or similar governing documents of NSD’s Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

      (g) Financial Reports; Undisclosed Liabilities.

(i) NSD’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2003, 2002 and 2001 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2001 with the SEC (collectively, NSD’s “Securities Documents”), as of the date filed or to be filed and as amended prior to the date hereof, (A) complied or will comply in all material respects as to form with the applicable regulations of the SEC as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in any such Securities Documents, including the related notes and schedules thereto, fairly presents, or will fairly present, the consolidated financial position of NSD and its Subsidiaries as of its date, and each of the consolidated statements of income, stockholders’ equity and cash flows or equivalent statements in NSD’s Securities Documents, including any related notes and schedules thereto, fairly presents, or will fairly present, the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of NSD and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

(ii) Neither NSD nor any of its Subsidiaries has incurred any liability other than in the ordinary course of business consistent with past practice, excluding the incurrence of expenses related to this Agreement and the Transaction.

(iii) Since December 31, 2003, (A) NSD and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the Transaction); (B) neither NSD nor any of its Subsidiaries has taken nor permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any of the actions set forth in Sections 4.01(d), (f), (g), (h), (j), (k) and (n) hereof between December 31, 2003 and the date hereof; (C) neither NSD nor any of its Subsidiaries has taken or permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any of the actions set forth in Sections 4.01(e), (i), (l), (m), (p), (q) and (r) between January 1, 2004 and the date hereof and (D) except as set forth in the NSD Securities Documents, since December 31, 2003, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events described in any paragraph of this Section 5.03 or otherwise, is reasonably likely to have a Material Adverse Effect with respect to NSD.

(iv) No agreement pursuant to which any loans or other assets have been or shall be sold by NSD or its Subsidiaries entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by NSD or its Subsidiaries, to cause NSD or its Subsidiaries to repurchase such loan or other asset or the buyer to pursue any other form of recourse against NSD or its Subsidiaries. To the knowledge of NSD, there has been no material breach of a representation or covenant by NSD or its Subsidiaries in any such agreement. Except as disclosed in NSD’s Securities Documents filed prior to the date hereof, since December 31, 2001, no cash, stock or other dividend or any other distribution with respect to the capital stock of NSD or any of its Subsidiaries has been declared, set aside or paid. Except as disclosed in NSD’s Securities Documents filed prior to the date hereof, no shares of capital stock of NSD have been purchased, redeemed or otherwise acquired, directly or indirectly, by NSD since December 31, 2003, and no agreements have been made to do the foregoing.

(v) NSD maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning NSD and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of NSD’s Securities Documents and other public disclosure documents. The President and the Chief Financial Officer of NSD have signed, and NSD has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. § 1350; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither NSD nor any of its officers has received notice from any Governmental Authorities questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

      (h) Litigation. No litigation, claim or other proceeding before any court or governmental agency is pending against NSD or any of its Subsidiaries and, to NSD’s knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts that could reasonably give rise to such litigation, claim or other proceeding. Neither NSD nor any of its Subsidiaries is a party to any order, judgment or decree that has or could reasonably be expected to have a Material Adverse Effect with respect to NSD.

      (i) Regulatory Matters.

(i) Neither NSD nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Bank Regulatory Authority or any federal or state governmental agency or authority charged with the supervision or regulation of issuers of securities or the supervision or regulation of it (collectively, the “NSD Regulatory Authorities”). NSD and its Subsidiaries have paid all assessments made or imposed by any NSD Regulatory Authority.

(ii) Neither NSD nor any of its Subsidiaries has been advised by, nor does it have any knowledge of facts that could give rise to an advisory notice by, any NSD Regulatory Authority that such NSD Regulatory Authority is contemplating issuing or requesting, or is considering the appropriateness of issuing or requesting, any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(iii) NSD and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2001 with (A) the Federal Reserve Board, (B) the FDIC, (C) the Department or (D) any other state regulatory authority and (E) the SEC, and all other reports and statements required to be filed by them since January 1, 2001, and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Schedule 5.03(i) of the NSD Disclosure Schedule and except for normal examinations conducted by Bank Regulatory Authorities, (A) no Bank Regulatory Authority has initiated or has pending any proceeding or, to the knowledge of NSD, investigation into the business or operations of NSD or any of its Subsidiaries since January 1, 2001, except where such proceedings or investigation are not reasonably likely to have, either individually or in the aggregate, a NSD Material Adverse Effect, and (B) there is no unresolved violation, criticism or exception by any Bank Regulatory Authority with respect to the business, operations, policies or procedures of NSD or NorthSide Bank since January 1, 2001 that are reasonably likely to have, either individually or in the aggregate, a NSD Material Adverse Effect.

      (j) Compliance With Laws. Each of NSD and its Subsidiaries:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Sections 23A and 23B of the Federal Reserve Act and FDIC, Department and OCC regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to NSD’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has received, since December 31, 2001, no notification or communication from any Governmental Authority (A) asserting that NSD or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances that such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization nor, to NSD’s knowledge, do any grounds for any of the foregoing exist.

      (k) Material Contracts; Defaults.

(i) Except for documents listed as exhibits to NSD’s Securities Documents or as set forth in Schedule 5.03(k) of the NSD Disclosure Schedule, neither NSD nor any of its Subsidiaries is a party to,

bound by or subject to any agreement, contract, arrangement, commitment or understanding, whether written or oral, (A) with respect to the employment of any of its directors, officers, employees or consultants; (B) that would entitle any present or former director, officer, employee or agent of NSD or any of its Subsidiaries to indemnification from NSD or any of its Subsidiaries; (C) that is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC); (D) that is a consulting agreement, including data processing, software programming and licensing contracts, not terminable on 60 days or less notice and involving the payment of more than $25,000 per annum or (E) that materially restricts the conduct of any business by NSD or by any of its Subsidiaries (collectively, “Material Contracts”). NSD has set forth in Schedule 5.03(k) of the NSD Disclosure Schedule and made available to Parent true, correct and complete copies of each such Material Contract.

(ii) Neither NSD nor any of its Subsidiaries is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business or operations may be bound or affected, or under which it or its respective assets, business or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as provided in this Agreement, no power of attorney or similar authorization given directly or indirectly by NSD or any of its Subsidiaries is currently outstanding.

      (l) No Brokers. Except as set forth in Schedule 5.03(l) of the NSD Disclosure Schedule, no action has been taken by NSD or any of its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the Transaction.

      (m) Employee Benefit Plans.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of NSD and its Subsidiaries and current or former directors of NSD and its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Sections 3(1), 3(2), 3(3) and 3(37) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”), have been set forth in Schedule 5.03(m) of the NSD Disclosure Schedule. True and complete copies of the following have been provided or made available to Parent: (A) all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto; (B) the most recent annual report (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service (“IRS”) or Department of Labor (the “DOL”), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Benefit Plan; (C) for each Benefit Plan that is a “top-hat” plan, a copy of filings with the DOL; (D) the most recent determination letter issued by the IRS for each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code; (E) the most recent summary plan description and any summary of material modifications, as required, for each Benefit Plan; (F) the most recent actuarial report, if any, relating to each Benefit Plan; (G) the most recent actuarial valuation, study or estimate of any retiree medical and life insurance benefits plan or supplemental retirement benefits plan and (H) the most recent summary annual report for each Benefit Plan required to provide summary annual reports by Section 104 of ERISA.

(ii) Each Benefit Plan has been administered to date in all material respects in accordance with the applicable provisions of ERISA, the Code and applicable law and with the terms and provisions of all documents, contracts or agreements pursuant to which such Benefit Plan is maintained. Each Benefit Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS or is the adoption of a prototype plan for which the prototype sponsor has a favorable determination letter from the IRS, and NSD is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither NSD nor any of its Subsidiaries has received any correspondence or written or verbal notice from the IRS, DOL, any other governmental agency, any participant in or beneficiary of, a Benefit Plan or any agent representing any of the foregoing that brings into question the qualification of any such Benefit Plan. There is no material pending or, to NSD’s knowledge, threatened litigation relating to the Benefit Plans. Neither NSD nor any of its Subsidiaries has engaged in a transaction with respect to any Benefit Plan or Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject NSD or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. There are no matters pending before the IRS, DOL or other governmental agency with respect to any Benefit Plans, nor does NSD have knowledge that any is threatened.

(iii) No liability under Subtitle C or D of Title IV of ERISA has been or to NSD’s knowledge is presently expected to be incurred by NSD or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or the single-employer plan of any entity that is considered one employer with NSD under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither NSD nor any of its Subsidiaries has incurred, and neither expects to incur, to NSD’s knowledge, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA, regardless of whether based on contributions of an ERISA Affiliate. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate.

(iv) All contributions required to be made under the terms of any Benefit Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency”, whether or not waived, within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Except as set forth in Schedule 5.03(m) of the NSD Disclosure Schedule, neither NSD nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(v) Except as set forth in Schedule 5.03(m) of the NSD Disclosure Schedule, neither NSD nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. No event or condition exists with respect to a Benefit Plan that could subject NSD to tax under Section 4980B of the Code.

(vi) None of the execution of this Agreement, stockholder approval of this Agreement or consummation of the Transaction will, except as set forth in Schedule 5.03(m) of the NSD Disclosure Schedule, (A) entitle any employees of NSD or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

(vii) All required reports and descriptions, including but not limited to Form 5500 annual reports and required attachments, Forms 1099-R, summary annual reports, Forms PBGC-1 and summary plan descriptions, have been filed or distributed appropriately with respect to each Benefit Plan. All required tax filings with respect to each Benefit Plan have been made, and any taxes due in connection with such filings have been paid.

      (n) Labor Matters. Neither NSD nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is NSD or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice within the meaning of the National Labor Relations Act or seeking to compel NSD or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to NSD’s knowledge, threatened, nor is NSD or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

      (o) Environmental Matters.

(i) NSD and its Subsidiaries are in compliance with applicable Environmental Laws; (ii) except as Previously Disclosed [or as set forth in Schedule 5.03(o) of the NSD Disclosure Schedule], to NSD’s knowledge, no real property, including buildings or other structures, currently or formerly owned or operated by NSD or any of its Subsidiaries, or any property in which NSD or any of its Subsidiaries has held a security interest, Lien or a fiduciary or management role (“NSD Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance except in compliance with Environmental Laws; (iii) neither NSD nor any of its Subsidiaries could be deemed the owner or operator of, nor has it participated in the management regarding Hazardous Substances of, any NSD Loan Property that has been contaminated with, or has had any release of, any Hazardous Substance; (iv) neither NSD nor any of its Subsidiaries has any liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither NSD nor any of its Subsidiaries has received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) neither NSD nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law; (vii) except as set forth in Schedule 5.03(o) of the NSD Disclosure Schedule, to NSD’s knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning or automotive services) involving NSD or any of its Subsidiaries, any currently or formerly owned or operated property, or any NSD Loan Property, that could reasonably be expected to result in any claims, liability or investigations against NSD or any of its Subsidiaries, result in any restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law or adversely affect the value of any NSD Loan Property, (viii) NSD has set forth in Schedule 5.03(o) of the NSD Disclosure Schedule and made available to Parent copies of all environmental reports or studies, sampling data, correspondence and filings in its possession or reasonably available to it relating to NSD, its Subsidiaries and any currently owned or operated property of NSD and (ix) NSD has made available to Parent copies of all environmental reports or studies, sampling data, correspondence and filings in the possession or reasonably available to it relating to any NSD Loan.

(ii) As used herein, the term “Environmental Laws” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (A) the protection or restoration of the environment, health, safety or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance; and the term “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance that is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

      (p) Tax Matters.

(i) (A) All Tax Returns that are required to be filed on or before the Effective Date (taking into account any extensions of time within which to file that have not expired) by or with respect to the NSD Group, including NSD and its Subsidiaries, have been or will be timely filed on or before the Effective Date; (B) all such Tax Returns are or will be true and complete in all material respects; (C) all Taxes due of the NSD Group, including NSD and its Subsidiaries, shown on the Tax Returns referred to in clause (A) have been or will be timely paid in full; (D) the Tax Returns referred to in clause (A) have not been examined by the IRS or the appropriate Tax authority, the NSD Group has not extended the statute of limitations for any such Tax Returns and the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired; (E) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (F) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending and (G) no member of the NSD Group has extended any statutes of limitation with respect to any Taxes of NSD.

(ii) NSD has made available to Parent true and correct copies of the United States federal income Tax Returns filed by NSD for each of the three most recent fiscal years for which such returns have been filed.

(iii) Neither NSD nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by NSD’s Securities Documents filed prior to the date hereof in excess of the amounts accrued or subject to a reserve with respect thereto that are reflected in the financial statements included in NSD’s Securities Documents filed on or prior to the date hereof.

(iv) Neither NSD nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement, is or has been a member of an affiliated group filing consolidated or combined Tax Returns other than a group the common parent of which is or was NSD or otherwise has any liability for the Taxes of any Person other than a member of the NSD Group.

(v) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any taxing authority with respect to NSD and its Subsidiaries.

(vi) Neither NSD nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.

(vii) As of the date hereof, NSD has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(viii) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the Transaction and (B) all Taxes that NSD or any of its Subsidiaries is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

(ix) There are no Liens for Taxes on any of the assets of NSD or any of its Subsidiaries, except for Liens for Taxes not yet due and payable.

(x) Neither NSD nor any of its Subsidiaries (A) has agreed, or is required, to make any adjustment under Section 481(a) of the Code or any comparable provision of state, local or foreign law or has any knowledge that a Governmental Authority has proposed any such adjustment or change in accounting method with respect to NSD or its Subsidiaries or (B) has any application pending with any Governmental Authority requesting permission for any change in accounting method.

(xi) Neither NSD nor any of its Subsidiaries is a successor for Tax purposes to any Person by way of merger, reorganization or similar transaction.

(xii) No claim has ever been made by a Governmental Authority in a jurisdiction where NSD or any of its Subsidiaries does not file Tax Returns that NSD or such Subsidiaries is or may be subject to taxation by that jurisdiction.

(xiii) Neither NSD nor any of its Subsidiaries has been the “distributing corporation” within the meaning of Section 355(c)(2) of the Code or has been the subject of a distribution with respect to a transaction described in Section 355 of the Code within the five-year period ending as of the date of this Agreement.

(xiv) Neither NSD nor any of its Subsidiaries has participated in any “reportable transaction” or “listed transaction” that is required to be reported pursuant to Section 1.6011-4 of the Treasury Regulations.

      (q) Risk Management Instruments. Neither NSD nor any of its Subsidiaries is a party or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on NSD’s consolidated statement of financial condition and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) nor does NSD or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

      (r) Loans; Nonperforming and Classified Assets.

(i) Except as set forth in Schedule 5.03(r) of the NSD Disclosure Schedule, each Loan on the books and records of NSD and its Subsidiaries was made and has been serviced in all material respects in accordance with their customary lending standards in the ordinary course of business, is evidenced in all material respects by appropriate and sufficient documentation and, to the knowledge of NSD, constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(ii) NSD has set forth in Schedule 5.03(r) of the NSD Disclosure Schedule as to NSD and each NSD Subsidiary as of the latest practicable date prior to the date of this Agreement: (A) any written or, to NSD’s knowledge, oral Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to NSD’s knowledge, in default of any other material provision thereof; (B) each Loan that has been classified as “substandard,” “doubtful,” “loss” or “special mention” or words of similar import by NSD, a NSD Subsidiary or an applicable regulatory authority; (C) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof and (D) each Loan with any director, executive officer or five percent or greater stockholder of NSD or a NSD Subsidiary, or to the knowledge of NSD, any Person controlling, controlled by or under common control with any of the foregoing.

      (s) Properties. All real and personal property owned by NSD or a Subsidiary of NSD or presently used by any of them in their respective business is in an adequate condition, ordinary wear and tear excepted, and is sufficient to carry on its business in the ordinary course of business consistent with its past practices. NSD has good and marketable fee simple title free and clear of all Liens to all of the material properties and assets, real and personal, reflected on the consolidated statement of financial condition of NSD as of December 31, 2003 included in NSD’s Securities Documents or acquired after such date, other than properties sold by NSD in the ordinary course of business, except (i) Liens for current taxes and assessments not yet due or payable, (ii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business and (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and as are reflected on the consolidated statement of financial condition of NSD as of December 31, 2003 included in NSD’s Securities Documents. Except as set forth in Schedule 5.03(s) of the NSD Disclosure Schedule, all real and personal property that is material to NSD’s business on a consolidated basis and leased or licensed by NSD or a Subsidiary of NSD is held pursuant to leases or licenses that are valid and enforceable in accordance with their respective terms and such leases will not terminate or lapse prior to the Effective Time.

      (t) Intellectual Property. NSD and each Subsidiary of NSD owns or possesses valid and binding licenses and other rights to use without payment of any material amount all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, all of which have been Previously Disclosed by NSD, and none of NSD or any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. NSD and each of its Subsidiaries have performed in all material respects all the obligations required to be performed by them and are not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.03(t) to the NSD Disclosure Schedule sets forth a description of all intellectual property rights of NSD and each Subsidiary of NSD, including, without limitation, patents, trademarks, copyrights, service marks and all licenses relating thereto.

      (u) Fiduciary Accounts. NSD and each of its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither NSD nor any of its Subsidiaries, nor any of

their respective directors, officers or employees, has committed any breach of trust to NSD’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

      (v) Books and Records. The books and records of NSD and its Subsidiaries have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of NSD and its Subsidiaries.

      (w) Insurance. NSD has set forth in Schedule 5.03(w) of the NSD Disclosure Schedule a description of all of the material insurance policies, binders or bonds currently maintained by NSD and its Subsidiaries (“Insurance Policies”). NSD and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of NSD reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; NSD and its Subsidiaries are not in material default thereunder and all claims thereunder have been filed in due and timely fashion.

      (x) Allowance For Loan Losses. NSD’s allowance for loan losses is sufficient at the date of this Agreement for its reasonably anticipated loan losses, is in compliance with the standards established by applicable Governmental Authorities and GAAP and, to the knowledge of NSD, is adequate.

      (y) Required Vote. The affirmative vote of the holders of 75% of the outstanding shares of NSD Common Stock is necessary to approve this Agreement and the Merger on behalf of NSD unless the Agreement and the Merger have received the prior approval of at least 75% of the members of the NSD Board, in which case a Majority Vote is required. No other vote of the stockholders of NSD is required by law, the NSD Articles, the NSD Bylaws or otherwise to approve this Agreement and the Merger.

      (z) Fairness Opinion. The NSD Board has received an opinion of Keefe, Bruyette & Woods, Inc. to the effect that as of the date hereof the Merger Consideration is fair to the holders of NSD Common Stock from a financial point of view.

      (aa) Absence of Certain Changes or Events.

(i) Except as publicly disclosed in the NSD Securities Documents filed prior to the date of this Agreement, since June 30, 2004, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a NSD Material Adverse Effect.

(ii) Except as publicly disclosed in the NSD Securities Documents filed prior to the date of this Agreement, NSD and its Subsidiaries have carried on their respective business in all material respects in the ordinary course.

      (bb) State Takeover Laws. The Board of Directors of NSD has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such Agreement and the Transaction the provisions of the PBCL applicable to registered corporations.

      (cc) Disclosure. The representations and warranties contained in this Section 5.03, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

      5.04     Representations and Warranties of Parent. Subject to Sections 5.01 and 5.02, Parent hereby represents and warrants to NSD as follows:

      (a) Organization, Standing and Authority. Parent is duly organized, validly existing and in good standing under the laws of the State of Florida. Parent is duly qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Parent has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

      (b) Parent Stock.

(i) As of the date hereof, the authorized capital stock of Parent consists solely of 500,000,000 shares of Parent Common Stock, of which 46,644,484 shares were issued and outstanding as of August 31, 2004, and 20,000,000 shares of Parent Preferred Stock, of which no shares were issued and outstanding as of the date hereof. The outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the shares of Parent Common Stock have been issued in violation of the preemptive rights of any Person. As of the date hereof, there are no Rights authorized, issued or outstanding with respect to the capital stock of Parent, except for shares of Parent Common Stock issuable pursuant to the Parent Benefits Plans and by virtue of this Agreement.

(ii) The shares of Parent Common Stock to be issued in exchange for shares of NSD Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

      (c) Subsidiaries.

(i) Each of Parent’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Parent. Parent Bank is duly licensed by the OCC and its deposits are insured by the Bank Insurance Fund in the manner and to the maximum extent provided by law.

(ii) As of the date hereof, (A) except as set forth in Schedule 5.04(c) of Parent’s Disclosure Schedule, Parent owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries; (B) no equity securities of any of Parent’s Subsidiaries are or may become required to be issued other than to Parent by reason of any Right or otherwise; (C) there are no contracts, commitments, understandings or arrangements by which Parent’s Subsidiaries are or may be bound to sell or otherwise transfer any of its equity securities other than to Parent or any of its wholly owned Subsidiaries and (D) there are no contracts, commitments, understandings or arrangements relating to Parent’s right to vote or to dispose of such securities.

      (d) Corporate Power. Each of Parent and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Parent has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction, subject to the receipt of all necessary approvals of Governmental Authorities, and no other corporate proceedings are necessary on the part of Parent to approve this Agreement or the consummation of the Transaction.

      (e) Corporate Authority. This Agreement and the Transaction have been authorized by all necessary corporate action of Parent and the Parent Board. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by NSD, this Agreement is a valid and legally binding agreement of Parent enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

      (f) Regulatory Approvals; No Defaults.

(i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution, delivery or performance by Parent and Parent Bank of this Agreement and the Bank Merger Agreement, respectively, or to consummate the Transaction, except as Previously Disclosed, and except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board, the OCC and the Department; (B) filings with the SEC and state securities authorities, as applicable, in connection with the registration of Parent Common Stock issuable in the Merger; (C) the approval of the listing on the NYSE of the Parent Common Stock to be issued in the Merger and (D) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the PBCL and with the Secretary of State of the State of Florida pursuant to the FLBC with respect to the Merger. As of the date hereof, Parent is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the Bank Merger Agreement by Parent and Parent Bank, respectively, and the consummation of the Transaction do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Parent or of any of its Subsidiaries or to which Parent or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws or similar governing documents of Parent or any of its Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

      (g) Financial Reports and Securities Documents; Material Adverse Effect.

(i) Parent’s Annual Report on Form 10-K for the years ended December 31, 2003, 2002 and 2001 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2001 under the Securities Act, or under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, Parent’s “Securities Documents”) with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Each of the consolidated statements of financial condition contained in or incorporated by reference into any such Securities Document, including the related notes and schedules thereto, fairly presents, or will fairly present, the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows or equivalent statements in such Securities Documents, including any related notes and schedules thereto, fairly presents, or will fairly present, the consolidated results of operations, changes in stockholders’ equity and cash flows, as the case may be, of Parent and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

(ii) Except as Previously Disclosed, since December 31, 2003, neither Parent nor any of its Subsidiaries has incurred any liability other than in the ordinary course of business consistent with past practice, excluding the incurrence of expenses related to this Agreement and the Transaction.

(iii) Since December 31, 2003, (A) Parent and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the Transaction); (B) except as Previously Disclosed, neither Parent nor any of its Subsidiaries has taken nor permitted any of the actions set forth in Section 4.02 between December 31, 2003 and the date hereof and (C) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events described in any paragraph of this Section 5.04 or otherwise, is reasonably likely to have a Material Adverse Effect with respect to Parent.

(iv) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Parent and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Parent’s Securities Documents and other public disclosure documents. The Chief Executive Officer and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. § 1350; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Parent nor any of its officers has received notice from any Governmental Authorities questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

      (h) Litigation. No litigation, claim or other proceeding before any court or governmental agency is pending against Parent or its Subsidiaries that could reasonably be expected to have a Material Adverse Effect with respect to Parent and, to Parent’s knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts that could reasonably give rise to such litigation, claim or other proceeding. Neither Parent nor any of its Subsidiaries is a party to any order, judgment or decree that has or could reasonably be expected to have a Material Adverse Effect with respect to Parent.

      (i) Regulatory Matters.

(i) Neither Parent nor any of its Subsidiaries nor any of any of their respective properties is a party to or is subject to any order or decree, agreement, memorandum of understanding or similar arrangement with, or commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it. Parent and its Subsidiaries have paid all assessments made or imposed by any Parent Regulatory Authority.

(ii) Neither Parent nor any its Subsidiaries has been advised by, and does not have any knowledge of facts that could give rise to an advisory notice by, any Parent Regulatory Authority that such Parent Regulatory Authority is contemplating issuing or requesting, or is considering the appropriateness of issuing or requesting, any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(iii) Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2001 with (A) the Federal Reserve Board, (B) the FDIC, (C) the OCC, (D) any state regulatory authority and (E) the SEC, and all other reports and statements required to be filed by them since January 1, 2001, and have paid all fees and assessments due and payable in connection therewith. Except as set forth in Schedule 5.04(i) of Parent Disclosure Schedule and except for normal examinations conducted by Bank Regulatory Authorities, (A) no Bank Regulatory Authority has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2001, except where such proceedings or investigation are not reasonably likely to have, either individually or in the aggregate, a Parent Material Adverse Effect and (B) there is no unresolved violation, criticism or exception by any Bank Regulatory Authority with respect to the business, operations, policies or procedures of Parent or Parent Bank since January 1, 2001 that are reasonably likely to have, either individually or in the aggregate, a Parent Material Adverse Effect.

      (j) Compliance With Laws. Except for matters that could not reasonably be expected to have a Material Adverse Effect with respect to Parent and its Subsidiaries, each of Parent and its Subsidiaries:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including without limitation Sections 23A and 23B of the Federal Reserve Act and OCC regulations pursuant thereto, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Parent’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has received, since December 31, 2001, no notification or communication from any Governmental Authority (A) asserting that Parent or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization nor, to Parent’s knowledge, do any grounds for any of the foregoing exist.

      (k) No Brokers. No action has been taken by Parent or its Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the Transaction, except a fee to be paid to Milestone Advisors, LLC.

      (l) Tax Matters. As of the date hereof, Parent does not have any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      (m) Risk Management Instruments. Neither Parent nor any of its Subsidiaries is a party or has agreed to enter into any Derivatives Contract that is not included on Parent’s consolidated statement of financial condition nor does Parent or any of its Subsidiaries own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

      (n) Ownership of NSD Common Stock. Except as set forth on Schedule 5.04(n) of the Parent Disclosure Schedule, none of Parent or any of its Subsidiaries, or to Parent’s knowledge, any of its other affiliates or associates as such terms are defined under the Exchange Act, owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of NSD Common Stock other than shares held in a fiduciary capacity that are beneficially owned by third parties or as a result of debts previously contracted.

      (o) Disclosure. The representations and warranties contained in this Section 5.04, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

      (p) Absence of Certain Changes or Events.

(i) Except as publicly disclosed in the Parent Securities Documents filed prior to the date of this Agreement, since June 30, 2004, no event or events have occurred that have had or are reasonably likely to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Except as publicly disclosed in the Parent Securities Documents filed prior to the date of this Agreement, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

ARTICLE VI

COVENANTS

      6.01     Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of NSD, Parent and their Subsidiaries agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the Transaction, including the satisfaction of the conditions set forth in Article VII, and shall cooperate fully with the other party hereto to that end.

      6.02     Stockholder Meeting. NSD shall take, in accordance with applicable law and the NSD Articles and the NSD Bylaws, all action necessary to duly call, give notice of, convene and hold as soon as reasonably practicable after the date on which the Registration Statement becomes effective a special meeting of its stockholders (including any adjournment or postponement, the “NSD Meeting”) to consider and vote upon the approval of this Agreement and any other matters required to be approved by NSD’s stockholders for consummation of the Transaction unless this Agreement shall have been terminated in accordance with its terms. Subject to the right of NSD and its Board of Directors to take any action permitted by Section 6.08(b) with respect to a Superior Proposal, NSD shall, through its Board of Directors, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and shall take all reasonable lawful action to solicit such approval by its stockholders (the “Approval Recommendation”).

      6.03     Registration Statement.

      (a) Parent agrees to prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger including the proxy statement and prospectus and other proxy solicitation materials of NSD constituting a part thereof (the “Proxy Statement”) and all related documents. NSD shall prepare and furnish such information relating to it and its directors, officers and stockholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and NSD, and its legal, financial and accounting advisors, shall have the right to review in advance such Registration Statement prior to its filing. NSD agrees to cooperate with Parent and Parent’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor in connection with the Registration Statement and the Proxy Statement. Provided that NSD has cooperated as described above, Parent agrees to file, or cause to be filed, the Registration Statement and the Proxy Statement with the SEC as promptly as reasonably practicable. Each of NSD and Parent agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, NSD shall promptly mail at its expense the Proxy Statement to its stockholders.

      (b) Each of NSD and Parent agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of NSD and Parent agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto shall, at the date of mailing to NSD’s stockholders and at the time of the NSD Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of NSD and Parent further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

      (c) Parent agrees to advise NSD, promptly after Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent Parent is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

      6.04     Regulatory Filings.

      (a) Each of Parent and NSD and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the Transaction; and any initial filings with Governmental Authorities shall be made by Parent as soon as reasonably practicable after the execution hereof. Each of Parent and NSD shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, all written information submitted to any third party or any Governmental Authority in connection with the Transaction. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable and shall, in any event, provide its response to any proposed filing within five business days after its receipt of the proposed filing from the other party. Each party hereto agrees that it shall consult with the other party with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the Transaction, and each party shall keep the other parties apprised of the status of material matters relating to completion of the Transaction.

      (b) Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

      6.05     Press Releases. NSD and Parent shall consult with each other before issuing any press release with respect to the Transaction or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, but after such consultation, to the extent practicable under the circumstances, issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of the SEC, the NYSE or the NASD. NSD and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transaction as reasonably requested by the other party.

      6.06     Access; Information.

      (a) NSD agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Parent and Parent’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records, including, without limitation, Tax Returns and work papers of independent auditors, properties and personnel of NSD and to such other information relating to NSD as Parent may reasonably request and, during such period, it shall furnish promptly to Parent all information concerning the business, properties and personnel of NSD as Parent may reasonably request.

      (b) Parent agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford NSD and NSD’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records, including without limitation, Tax Returns and work papers of independent auditors, properties and personnel of Parent and to such other information relating to Parent as NSD may reasonably request and, during such period, it shall furnish promptly to NSD all information concerning the business, properties and personnel of Parent and its Subsidiaries as NSD may reasonably request.

      (c) All information furnished to either party by the other party pursuant to this Section 6.06 shall be subject to, and such receiving party shall hold all such information in confidence in accordance with the provisions of the Confidentiality Agreements, dated as of August 18, 2004 and September 23, 2004 between Parent and NSD (the “Confidentiality Agreements”).

      (d) As soon as reasonably available but in no event more than five business days after filing, NSD will deliver to Parent each report, financial or otherwise, filed by it or NorthSide Bank with any Bank Regulatory Authority or the SEC.

      (e) Within 20 calendar days after the end of each month, NSD will deliver to Parent the unaudited consolidated balance sheet and unaudited consolidated statement of operations of NSD for the immediately preceding month prepared in accordance with GAAP except for the absence of footnotes and subject to year end audit and adjustment or as otherwise noted therein.

      (f) Within 20 calendar days after the end of each month, Parent will deliver to NSD the unaudited consolidated balance sheet and unaudited consolidated statement of operations of Parent for the immediately preceding month prepared in accordance with GAAP except for the absence of footnotes and subject to year end audit and adjustment or as otherwise noted therein.

      6.07     Affiliates. NSD shall use its reasonable best efforts to identify those persons who may be deemed to be “affiliates” of NSD within the meaning of Rule 145 promulgated by the SEC under the Securities Act and to cause each person so identified to deliver to Parent as soon as practicable, and in any event prior to the date of the NSD Meeting, a written agreement to comply with the requirements of Rule 145 under the Securities Act in connection with the sale or other transfer of Parent Common Stock received in the Merger, which agreement shall be in the form attached as Annex B (the “Affiliate Letter”).

      6.08     Certain Actions.

      (a) From the date of this Agreement through the Effective Time, except as otherwise permitted by this Section 6.08, NSD will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, Affiliates or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate, including by way of furnishing information, any Acquisition Proposal (as defined below) or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to NSD or any of its Subsidiaries or afford access to the business, properties, assets, books or records of NSD or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal or (iii) except in accordance with Section 8.01(g), approve, endorse or recommend or enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal.

      (b) Notwithstanding anything herein to the contrary, NSD and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal provided that the Board of Directors of NSD shall not withdraw or modify in a manner adverse to Parent its Approval Recommendation except as set forth in subsection (iii) below; (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) NSD’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so would breach its fiduciary duties to NSD’s stockholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, NSD’s Board of Directors receives from such person an executed confidentiality agreement, which confidentiality terms shall be no less favorable to NSD than those contained in the Confidentiality Agreement between NSD and Parent, a copy of which executed confidentiality agreement shall have been provided to Parent for informational purposes, and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, NSD promptly notifies Parent in writing of the name of such person and the material terms and conditions of any such Superior Proposal and (iii) to withdraw, modify, qualify in a manner adverse to Parent, condition or refuse to make its Approval Recommendation (the “Change in NSD Recommendation”) if NSD’s Board of Directors concludes in good faith, after consultation with outside counsel and financial advisors, that failure to do so would breach its fiduciary duties to NSD’s stockholders under applicable law.

      (c) NSD will promptly, and in any event within 24 hours, notify Parent in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

      (d) NSD agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

      (e) For purposes of this Agreement:

(i) The term “Acquisition Proposal” means any inquiry, proposal or offer, filing of any regulatory application or notice, whether in draft or final form, or disclosure of an intention to do any of the foregoing from any person relating to any (w) direct or indirect acquisition or purchase of a business that constitutes a substantial portion of the net revenues, net income or net assets of NSD or any of its Subsidiaries, (x) direct or indirect acquisition or purchase of NSD Common Stock after the date of this Agreement by a Person who on the date of this Agreement does not own 10% or more of NSD’s Common Stock and such Person by reason of such purchase or acquisition first becomes the owner of 10% or more of NSD’s Common Stock after the date of this Agreement or the direct or indirect acquisition or purchase of 5% or more of NSD’s Common Stock after the date of this Agreement by a Person who on the date of this Agreement owns 10% or more of NSD’s Common Stock, (y) tender offer or exchange offer that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of NSD or (z) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving NSD other than the transactions contemplated by this Agreement other than the transactions contemplated by this Agreement.

(ii) The term “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal made by a Third Party to acquire more than 50% of the combined voting power of the shares of NSD Common Stock then outstanding or all or substantially all of NSD’s consolidated assets for consideration consisting of cash and/or securities that is on terms that the Board of Directors of NSD in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, (A) is on terms that the Board of Directors of NSD in its good faith judgment believes to be more favorable from a financial point of view to its stockholders than the Merger; (B) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of NSD and (C) is reasonably capable of being completed.

      (f) If a Payment Event (as hereinafter defined) occurs, NSD shall pay to Parent by wire transfer of immediately available funds, within two business days following such Payment Event, a fee of $6,000,000 (the “Break-up Fee”), provided, however, that if a Payment Event occurs, NSD shall have no obligation to pay Parent’s expenses under Section 9.05(b).

      (g) The term “Payment Event” means any of the following:

(i) the termination of this Agreement by Parent pursuant to Section 8.01(f);

(ii) the termination of this Agreement by NSD pursuant to Section 8.01(g);

(iii) a tender offer or exchange offer for 25% or more of the outstanding common stock of NSD is commenced and NSD shall not have sent to its stockholders, within 10 business days after the commencement of such tender offer or exchange offer, a statement that the NSD Board recommends rejection of such tender offer or exchange offer; or

(iv) the occurrence of any of the following events within eighteen months of the termination of this Agreement pursuant to Section 8.01(e), provided that an Acquisition Proposal shall have been made by a Third Party after the date hereof and prior to such termination that shall not have been withdrawn in good faith prior to such termination: (A) NSD enters into an agreement to merge with or into, or be acquired, directly or indirectly, by merger or otherwise by, such Third Party; (B) such Third Party, directly or indirectly, acquires substantially all of the total assets of NSD and its Subsidiaries, taken as a whole; or (C) such Third Party, directly or indirectly, acquires more than 50% of the outstanding NSD Common Stock. As used herein, “Third Party” means any person as defined in Section 13(d) of the Exchange Act other than Parent or its Affiliates.

      (h) NSD acknowledges that the agreements contained in Section 6.08(e) are an integral part of the transactions contemplated in this Agreement and that without these agreements Parent would not enter into this Agreement. Accordingly, in the event NSD fails to pay to Parent the Break-up Fee, promptly when due, NSD shall, in addition thereto, pay to Parent all costs and expenses, including attorneys’ fees and disbursements, incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee or any unpaid portion thereof, from the date such payment was due until the date such payment is received by Parent, accrued at the fluctuating prime rate as quoted in The Wall Street Journal as in effect from time to time during the period.

      6.09     Certain Policies. Prior to the Effective Date, each of NSD and its Subsidiaries shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices, including loan classifications and levels of reserves, so as to be applied on a basis that is consistent with that of Parent; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 7.01(b); and further provided that in any event, no accrual or reserve made by NSD or any of its Subsidiaries pursuant to this Section 6.09 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as a concurrence of NSD or its management with any such adjustments.

      6.10     NYSE Listing. Parent agrees to use its reasonable best efforts to list on the NYSE, upon official notice of issuance prior to the Effective Date, the shares of Parent Common Stock to be issued in connection with the Merger.

      6.11     Indemnification.

      (a) From and after the Effective Time through the sixth anniversary of the Effective Time, Parent (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of NSD or a NSD Subsidiary, as applicable, (the “Indemnified Parties”) against any costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of NSD or any NSD Subsidiary or is or was serving at the request of NSD or any of the NSD Subsidiaries as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including without limitation matters related to the negotiation, execution and performance of this Agreement or consummation of the Transaction, to the fullest extent that such Indemnified Parties would be entitled under the NSD Articles and the NSD Bylaws or equivalent documents of any NSD Subsidiary, as applicable, or any agreement, arrangement or understanding that has been Previously Disclosed by NSD pursuant to this Section, in each case as in effect on the date hereof.

      (b) Any Indemnified Party wishing to claim indemnification under this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation, whether arising before or after the Effective Time, (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties, which may not exceed one firm in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.

      (c) Prior to the Effective Time, Parent shall cause the persons serving as directors and officers of NSD immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by NSD for a period of six years after the Effective Time, provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to NSD’s existing coverage limits, with respect to acts or omissions occurring prior to the Effective Time that were committed by such directors and officers in their capacities as such, provided that in no event shall Parent be required to expend for any one year an amount in excess of 150% of the annual premium currently paid by NSD for such insurance (the “Insurance Amount”), and further provided that if Parent is unable to maintain or obtain the insurance called for by this Section 6.11(c) as a result of the preceding provision, Parent shall use its commercially reasonable best efforts to obtain the most advantageous coverage as is available for the Insurance Amount.

      (d) The provisions of this Section 6.11 are intended to be for the benefit of and shall be enforceable by each of the Indemnified Parties and his or her heirs.

      6.12     Benefit Plans.

      (a) As soon as administratively practicable after the Effective Time, Parent shall take all reasonable action so that employees of NSD and its Subsidiaries shall be entitled to participate in each employee benefit plan, program or arrangement of Parent of general applicability (the “Parent Benefit Plans”) to the same extent as similarly-situated employees of Parent and its Subsidiaries, it being understood that inclusion of the employees of NSD and its Subsidiaries in the Parent Benefit Plans may occur at different times with respect to different plans, provided that coverage shall be continued under corresponding Benefit Plans of NSD and its Subsidiaries until such employees are permitted to participate in the Parent Benefit Plans and provided further, however, that nothing contained herein shall require Parent or any of its Subsidiaries to make any grants to any former employee of NSD under any discretionary equity compensation plan of Parent. Parent shall cause each Parent Benefit Plan in which employees of NSD and its Subsidiaries are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes, but not for accrual of pension benefits, under the Parent Benefit Plans, the service of such employees with NSD and its Subsidiaries to the same extent as such service was credited for such purpose by NSD, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Except for the commitment to continue those Benefit Plans of NSD and its Subsidiaries that correspond to Parent Benefit Plans until employees of NSD and its Subsidiaries are included in such Parent Benefit Plans, nothing herein shall limit the ability of Parent to amend or terminate any of NSD’s Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

      (b) At and following the Effective Time, and except as otherwise provided in Sections 6.12(d) and (e) Parent shall honor, and the Surviving Corporation shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of NSD and its Subsidiaries and current and former directors of NSD and its Subsidiaries existing as of the Effective Date, as well as all employment, executive severance or “change-in-control” or similar agreements, plans or policies of NSD that are set forth on Schedule 6.12(b) of the NSD Disclosure Schedule, subject to the receipt of any necessary approval from any Bank Regulatory Authority. The severance or termination payments that are payable pursuant to such agreements, plans or policies of NSD are set forth on Schedule 6.12(b) of the NSD Disclosure Schedule. Following the consummation of the Merger and for one year thereafter, Parent shall, to the extent not duplicative of other severance benefits, pay employees of NSD or its Subsidiaries who are terminated for other than cause, severance as set forth on Schedule 6.12(b) of the Parent Disclosure Schedule. Following the expiration of the foregoing severance policy, any years of service recognized for purposes of this Section 6.12(b) will be taken into account under the terms of any applicable severance policy of Parent or its Subsidiaries.

      (c) At such time as employees of NSD and its Subsidiaries become eligible to participate in a medical, dental or health plan of Parent or its Subsidiaries, Parent shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of Parent, (ii) provide full credit under such plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their dependents during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such employee or dependent on or after the Effective Time to the extent such employee or dependent had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Effective Time.

      (d) Immediately prior to the Effective Time, NSD shall, at the written request of Parent, freeze or terminate such of the NSD Benefit Plans as is requested by Parent.

      6.13     Parent Board and Parent Bank Board.

      (a) Parent shall take all action necessary to appoint or elect, effective as of the Effective Time, as a director of Parent the NSD Parent Designee. Such person shall fill a vacancy on the Parent Board as a Class II director and shall serve until the 2006 annual meeting of stockholders of Parent (the “Parent 2006 Annual Meeting”) and until his or her successor is elected and qualified. Subject to the fiduciary duties of the Parent Board, Parent shall include the NSD Parent Designee on the list of nominees for director presented by the Parent Board and for which the Parent Board shall solicit proxies at the Parent 2006 Annual Meeting. Subject to the fiduciary duties of the Parent Board, Parent agrees that to the extent that the NSD Parent Designee dies or becomes incapacitated prior to the Effective Time, NSD may recommend to the Parent Board a person to serve as successor, and provided that such person is reasonably acceptable to the Parent Board, such person shall be appointed to fill the vacancy so created. If, prior to the Parent 2006 Annual Meeting or the term immediately following the Parent Bank 2006 Annual Meeting, the NSD Parent Designee vacates the seat to which he or she has been elected for any reason, Parent agrees, subject to the fiduciary duties of the Parent Board, to appoint a current NSD director to replace that director. Subject to its fiduciary duties, the Parent Board agrees to recommend the Parent Designee for nomination as a Parent Board Director to the Parent Board Nominating Committee for election at Parent’s 2007 Annual Meeting of Stockholders.

      (b) Parent agrees to take all action necessary to appoint or elect, effective as of the Effective Time, as directors of Parent Bank three current members of NSD’s Board of Directors (the “NSD Parent Bank Designees”) as are mutually agreed by Parent and NSD. Such persons shall serve until the 2006 annual meeting of stockholders of Parent Bank (the “Parent Bank 2006 Annual Meeting”) and until their successors are elected and qualified. Subject to the fiduciary duties of the Parent Bank Board, Parent Bank shall include the NSD Parent Bank Designees on the list of nominees for director presented by the Parent Bank Board for the Parent Bank 2006 Annual Meeting. Subject to the fiduciary duties of the Parent Bank Board, Parent Bank agrees that to the extent that one or more of the NSD Parent Bank Designees dies or becomes incapacitated prior to the Effective Time, the remaining NSD Parent Bank Designees may recommend to the Parent Bank Board a person to serve as successor, and provided that such person is reasonably acceptable to the Parent Bank Board, such person shall be appointed to fill the vacancy so created. If, prior to the Parent Bank 2006 Annual Meeting or the term immediately following the Parent Bank 2006 Annual Meeting, any of the NSD Parent Bank Designees vacates the seat to which they have been elected for any reason, Parent Bank agrees, subject to the fiduciary duties of the Parent Bank Board, to appoint a current NSD director to replace that director. Subject to its fiduciary duties, the Parent Bank Board agrees to recommend the Parent Bank Designees for nomination as Parent Bank Directors for election at Parent Bank’s 2007 Annual Meeting of Stockholders.

      6.14     Notification of Certain Matters. Each of NSD and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

      6.15     Regulatory Conditions. In the event of the imposition of any conditions, restrictions or requirements in connection with the regulatory approvals required by Section 7.01(b) that Parent determines would materially reduce the benefits of the Merger as provided in Section 7.01(b), Parent shall use its commercially reasonable efforts to obtain the removal of any such condition, restriction or requirement.

      6.16     Exemption From Liability Under Section 16(b). Assuming that NSD delivers to Parent the Section 16 Information not less than five Business Days in advance of the Effective Time, the Board of Directors of Parent, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the

Effective Time adopt a resolution providing that the receipt by the NSD Insiders of Parent Common Stock in exchange for shares of NSD Common Stock, and of options to purchase Parent Common Stock upon conversion of NSD Options pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information provided by NSD to Parent prior to the Effective Time, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act such that any such receipt shall be so exempt.

      6.17     Certain Post-Closing Matters.

      (a) From and after the Effective Time, Parent shall cause Parent Bank to establish a new Pittsburgh Region that will consist of Parent Bank’s existing Pittsburgh branches and the existing branches of NSD Bank with the exception of the branches that NSD Bank is currently planning to close.

      (b) At the Effective Time, Parent shall cause Parent Bank to name Andrew W. Hasley as President and Chief Executive Officer of Parent Bank’s Pittsburgh Region to serve in such position in accordance with the terms of his Employment Agreement with Parent Bank.

      (c) From and after the Effective Time, Parent shall cause Parent Bank to provide commercially reasonable assistance to the current employees of NSD Bank whose positions will be eliminated because of the Merger and identify employment opportunities with Parent Bank. Such assistance shall include training for positions with Parent Bank, notice of the posting of all new job postings with Parent Bank and priority bidding for open positions with Parent Bank.

      (d) The commitments set forth in this Section 6.17 shall survive the Effective Time as reflected in a formal resolution of the Parent Bank Board to be reflected in the minutes of Parent Bank as the surviving corporation in the Bank Merger.

      6.18     Employment Matters.

      (a) NSD shall pay the bonuses described on Schedule 4.01(d) not later than December 31, 2004.

      (b) Parent agrees to cause Parent Bank to enter into an employment agreement with Andrew W. Hasley simultaneously with the execution of this Agreement.

      6.19     Director Agreements. Parent shall have received from each director of NSD and NorthSide Bank an executed Voting Agreement in the form of Annex C and an executed Non-Solicitation Agreement in the form of Annex D.

      6.20     Rights Plan. NSD shall redeem the Rights under the NSD Bancorp. Inc. Rights Agreement dated as of September 12, 2002 as promptly as possible after the execution of this Agreement in accordance with the terms of such Rights Agreement.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

      7.01     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

      (a) Stockholder Approval. This Agreement and the Merger shall have been duly approved by the requisite vote of the holders of outstanding shares of NSD Common Stock.

      (b) Regulatory Approvals. All regulatory approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements that the Parent Board reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Transaction to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

      (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order, whether temporary, preliminary or permanent, that is in effect and prohibits consummation of the Transaction.

      (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

      (e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE.

      7.02     Conditions to Obligation of NSD. The obligation of NSD to consummate the Merger is also subject to the fulfillment by Parent or written waiver by NSD prior to the Closing Date of each of the following conditions:

      (a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date, except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date, and NSD shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

      (b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time in order to consummate the Merger, and NSD shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

      (c) Tax Opinion. NSD shall have received the written opinion of Shumaker Williams, P.C., dated as of the Effective Date, which shall be based on such written representations from Parent, NSD and others as such counsel shall reasonably request, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

      (d) Other Actions. Parent shall have furnished NSD with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.02 as NSD may reasonably request.

      7.03     Conditions to Obligation of Parent. The obligation of Parent to consummate the Merger is also subject to the fulfillment by NSD or written waiver by Parent prior to the Closing Date of each of the following conditions:

      (a) Representations and Warranties. The representations and warranties of NSD set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date, except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date, and Parent shall have received a certificate, dated the Effective Date, signed on behalf of NSD by the President and the Chief Financial Officer of NSD to such effect.

      (b) Performance of Obligations of NSD. NSD shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time in order to consummate the Merger, and Parent shall have received a certificate, dated the Effective Date, signed on behalf of NSD by the President and the Chief Financial Officer of NSD to such effect.

      (c) Tax Opinion. Parent shall have received the written opinion of Duane Morris LLP, dated as of the Effective Date, which shall be based on such written representations from Parent, NSD and others as such counsel shall reasonably request, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

      (d) Environmental Reports. NSD shall have furnished Parent with a Phase I environmental study with respect to all real property owned by NSD or NorthSide Bank, the findings of which studies shall be acceptable to Parent who shall not unreasonably withhold such acceptance.

      (e) Other Actions. NSD shall have furnished Parent with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.03 as Parent may reasonably request.

ARTICLE VIII

TERMINATION

      8.01     Termination. This Agreement may be terminated at any time prior to the Effective Date, and the Transaction may be abandoned:

      (a) Mutual Consent. By the mutual consent in writing of Parent and NSD if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

      (b) Breach. Provided that the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained therein, subject in all cases to the standard set forth in Section 5.02, by Parent or NSD, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of: (i) a breach by Parent, on the one hand, or NSD, on the other hand, as the case may be, of any representation or warranty contained herein, subject to the standard set forth in Section 5.02, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach; or (ii) a breach by Parent, on the one hand, or NSD, on the other hand, as the case may be, of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party or parties of such breach, which breach, whether under (i) or (ii), would be reasonably expected, individually or in the aggregate with other breaches, to result in a Material Adverse Effect with respect to Parent or NSD, as the case may be.

      (c) Delay. By Parent or NSD, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by June 30, 2005, except to the extent that the failure of the Merger then to be consummated by such date shall be due to the failure of the party seeking to terminate pursuant to this Section 8.01(c) to perform or observe the covenants and agreements of such party, in the case of Parent, set forth in this Agreement.

      (d) No Regulatory Approval. By Parent or NSD, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.01(d) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth herein.

      (e) No NSD Stockholder Approval. By Parent, or by NSD provided that NSD shall not be in material breach of any of its obligations under Section 6.02, if any approval of the stockholders of NSD contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at the NSD Meeting or at any adjournment or postponement thereof.

      (f) NSD Failure to Recommend. At any time prior to the NSD Meeting, by Parent if (i) NSD shall have breached Section 6.08 in any respect materially adverse to Parent, (ii) the NSD Board shall have failed to make its Approval Recommendation or shall have effected a Change in NSD Recommendation, (iii) the NSD Board shall have recommended approval of an Acquisition Proposal or (iv) NSD shall have materially breached its obligations under Section 6.02 by failing to call, give notice of, convene and hold the NSD Meeting.

      (g) Superior Proposal. At any time prior to the date of mailing of the Proxy Statement, by NSD in order to enter concurrently into an Acquisition Proposal that has been received by NSD and the NSD Board of Directors in compliance with Sections 6.08(a) and (b) and that NSD’s Board of Directors concludes in good faith, in consultation with its financial and legal advisors, that such Acquisition Proposal is a Superior Proposal; provided, however, that this Agreement may be terminated by NSD pursuant to this Section 8.01(g) only after the fifth Business Day following NSD’s provision of written notice to Parent advising Parent, that the NSD Board of Directors is prepared to accept a Superior Proposal and only if (i) during such five-Business Day period, NSD has caused its financial and legal advisors to negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal, (ii) NSD’s Board of Directors has considered such adjustments in the terms and conditions of this Agreement resulting from such negotiations and has concluded in good faith, based upon consultation with its financial and legal advisers, that such Acquisition Proposal remains a Superior Proposal even after giving effect to the adjustments proposed by Parent and further provided that such termination shall not be effective until NSD has paid the Break-up Fee to Parent.

      (h) Possible Adjustment. By NSD at any time during the two-day period following the Determination Date, if both of the following conditions (1) and (2) are satisfied:

(1) the Average Closing Price determined as of the Determination Date shall be less than the product of 0.800 and the Starting Price; and

(2) the number obtained by dividing the Average Closing Price by the Starting Price, such number being referred to herein as the “Parent Ratio”, shall be less than the number obtained by dividing the Index Closing Price by the Starting Index Price, such number being referred to herein as the “Index Ratio”, and subtracting 0.200 from such quotient;

provided, that if NSD elects to exercise such termination right, it shall give prompt written notice to Parent, and further provided that such notice of election to terminate may be withdrawn at any time within the aforementioned period. Notwithstanding the foregoing, if within two business days after the date of receipt of such notice from NSD, Parent notifies NSD in writing that Parent will increase the Exchange Ratio to (A) a number equal to a quotient, the numerator of which is the product of (x) 0.800, (y) the Starting Price and (z) the Exchange Ratio, and the denominator of which is the Average Closing Price or (B) if the Index Ratio is less than 1.0, a number equal to a quotient, the numerator of which is the product of (w) the Index Ratio, (x) 0.800, (y) the Starting Price and (z) the Exchange Ratio and the denominator of which is the Average Closing Price, the Exchange Ratio shall be so adjusted and no termination shall have occurred pursuant to this Section 8.01(h).

      8.02     Effect of Termination. In the event of termination of this Agreement by either Parent or NSD as provided in Section 8.01, this Agreement shall forthwith become void and have no effect except (i) Sections 6.06(c), 6.08(e) and (f), 8.02 and 9.05 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liability or damages arising out of its willful breach of any of the provisions of this Agreement.

ARTICLE IX

MISCELLANEOUS

      9.01     Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, other than agreements or covenants contained herein that by their express terms are to be performed in whole or in part after the Effective Time, or the termination of this Agreement if this Agreement is terminated prior to the Effective Time, other than Sections 6.06(c), 8.02 and, excepting Section 9.12, this Article IX, which shall survive any such termination. Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity that otherwise would be available against the claims of any Person, including without limitation any stockholder or former stockholder.

      9.02     Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived, by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the NSD Meeting no amendment shall be made that by law requires further approval by the stockholders of NSD without obtaining such approval.

      9.03     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

      9.04     Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely within such State.

      9.05     Expenses.

      (a) Except as set forth in Section 9.05(b), each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, except that expenses of printing the Proxy Statement and the registration fee to be paid to the SEC in connection with the Registration Statement shall be shared equally between NSD and Parent, and provided further that nothing contained herein shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement.

      (b) In the event that this Agreement is terminated by either NSD or Parent pursuant to Section 8.01(b), then the breaching party shall pay, or by Parent pursuant to Section 8.01(e), then NSD shall pay Parent, by wire transfer of immediately available funds, within two business days following delivery of a statement of such expenses, all out-of-pocket costs and expenses (including without limitation, professional fees of legal counsel, financial advisors and accountants, and their expenses) actually incurred by Parent in connection with the Merger and this Agreement.

      9.06     Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

      If to NSD to:

NSD Bancorp, Inc.
5004 McKnight Road
Pittsburgh, Pennsylvania 15237
Attention: Andrew W. Hasley,
President and Chief Operating Officer
Fax:

      With a copy to:

Shumaker Williams, P.C.
3425 Simpson Ferry Road
Camp Hill, PA 17011
Attention: Nicholas Bybel, Jr., Esq.
Fax: (717) 763-7419

      If to Parent to:

F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, Pennsylvania 16148
Attention: Stephen J. Gurgovits
President and Chief Executive Officer
Fax: (724) 983-3515

      With a copy to:

Duane Morris LLP
4200 One Liberty Place
Philadelphia, PA 19103
Attention: Frederick W. Dreher, Esq.
Fax: (215) 979-1213

      9.07     Entire Understanding; No Third Party Beneficiaries. This Agreement, the Bank Merger Agreement and the Confidentiality Agreements represent the entire understanding of the parties hereto and thereto with reference to the Transaction, and this Agreement, the Bank Merger Agreement and the Confidentiality Agreements supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce Parent’s obligations under Section 6.11, which is expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

      9.08     Severability. Except to the extent that application of this Section 9.08 would have a Material Adverse Effect on NSD or Parent, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision that, insofar as practicable, implements the original purposes and intents of this Agreement.

      9.09     Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.

      9.10     Interpretation. When a reference is made in this Agreement to Sections, Annexes or Schedules, such reference shall be to a Section of, or Annex or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “as of the date hereof” are used in this Agreement, they shall be deemed to mean the day and year first above written.

      9.11     Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

      9.12     Alternative Structure. Notwithstanding any provision of this Agreement to the contrary, until the Registration Statement is declared effective, Parent may at any time modify the structure of the acquisition of NSD set forth herein, subject to the prior written consent of NSD, which consent shall not be unreasonably withheld or delayed, provided that (i) the Merger Consideration to be paid to the holders of NSD Common Stock is not thereby changed in kind or reduced in amount as a result of such modification, (ii) such modification will not adversely affect the tax treatment to NSD’s stockholders as a result of receiving the Merger Consideration and (iii) such modification will not materially delay or jeopardize receipt of any required approvals of Governmental Authorities.

[Signature page follows]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

F.N.B. CORPORATION

By:	/s/ STEPHEN J. GURGOVITS

Stephen J. Gurgovits,
President and Chief Executive Officer

NSD BANCORP INC.

By:	/s/ ANDREW W. HASLEY

Andrew W. Hasley,
President and Chief Operating Officer

ANNEX A

AGREEMENT OF MERGER

      Agreement of Merger, dated as of                     , 2004, by and between First National Bank of Pennsylvania (the “Parent Bank”) and NorthSide Bank (“NorthSide Bank”). All capitalized terms used herein but not defined herein shall have the respective meanings assigned to them in the Agreement and Plan of Merger (the “Agreement”) dated as of October      , 2004 between F.N.B. Corporation (“Parent”) and NSD Bancorp, Inc. (“NSD”).

WITNESSETH:

      WHEREAS, NorthSide Bank is a Pennsylvania banking institution and a wholly owned subsidiary of NSD; and

      WHEREAS, Parent Bank is a national association and a wholly owned subsidiary of Parent; and

      WHEREAS, Parent and NSD have entered into the Agreement, pursuant to which NSD will merge with and into Parent (the “Parent Merger”); and

      WHEREAS, NorthSide Bank and Parent Bank desire to merge on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

      NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1. The Merger. Subject to the terms and conditions of the Agreement and this Agreement of Merger, at the Effective Time (as defined in Section 2), NorthSide Bank shall merge with and into Parent Bank (the “Bank Merger”) under the laws of the United States and of the Commonwealth of Pennsylvania. Parent Bank shall be the surviving bank of the Bank Merger (the “Surviving Bank”).

2. Effective Time. The Bank Merger shall become effective on the date and at the time that Articles of Combination are filed with the Office of the Comptroller of the Currency (the “OCC”) and Articles of Merger are filed with the Pennsylvania Department of State (the “Department”) unless a later date and time is specified as the Effective Time in such Articles of Combination and Articles of Merger (the “Effective Time”).

3. Charter; Bylaws. The Charter and Bylaws of Parent Bank in effect immediately prior to the Effective Time shall be the Charter and Bylaws of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

4. Name; Offices. The name of the Surviving Bank shall be “First National Bank of Pennsylvania.” The main office of the Surviving Bank shall be the main office of Parent Bank immediately prior to the Effective Time. All branch offices of NorthSide Bank and Parent Bank that were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Bank Merger, subject to the opening or closing of any offices that may be authorized by NorthSide Bank, Parent Bank, the OCC or the Department after the date hereof. Schedule I hereto contains a list of each of the deposit taking offices of NorthSide Bank and Parent Bank that shall be operated by the Surviving Bank, subject to the opening or closing of any offices that may be authorized by NorthSide Bank, Parent Bank, the OCC and the Department after the date hereof.

5. Directors and Executive Officers. Upon consummation of the Merger, (i) the directors of the Surviving Bank immediately prior to the Effective Time shall continue as directors of the Surviving Bank and as provided for in Section 6.13(b) of the Agreement, three directors of NorthSide Bank shall be appointed as directors of the Surviving Bank to serve until the first annual meeting of shareholders following the Effective Time and (ii) the executive officers of the Surviving Bank shall be the executive officers of Parent Bank immediately prior to the Effective Time.

6. Effects of the Merger. Upon consummation of the Bank Merger, and in addition to the effects set forth at 12 U.S.C. § 215a and the Pennsylvania Banking Code and other applicable law:

(a) all rights, franchises and interests of NorthSide Bank in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by NorthSide Bank immediately prior to the Effective Time; and

(b) the Surviving Bank shall be liable for all liabilities of NorthSide Bank, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of NorthSide Bank shall be preserved unimpaired; after the Effective Time, the Surviving Bank will continue to issue savings accounts on the same basis as immediately prior to the Effective Time.

7. Effect on Shares of Stock.

(a) Each share of Parent Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

(b) At the Effective Time, each share of NorthSide Bank capital stock issued and outstanding prior to the Bank Merger shall, by virtue of the Bank Merger and without any action on the part of the holder thereof, be canceled. Any shares of Northside Bank capital stock held in the treasury of NorthSide Bank immediately prior to the Effective Time shall be retired and canceled.

8. Additional Actions. If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of NorthSide Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Bank Merger, or (b) otherwise carry out the purposes of this Agreement of Merger, NorthSide Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to (i) execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and (ii) otherwise to carry out the purposes of this Agreement of Merger. The proper officers and directors of the Surviving Bank are fully authorized in the name of NorthSide Bank or otherwise to take any and all such action.

9. Counterparts. This Agreement of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

10. Governing Law. This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the United States and the Commonwealth of Pennsylvania.

11. Amendment. Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of Parent Bank and NorthSide Bank at any time prior to the Effective Time.

12. Waiver. Any of the terms or conditions of this Agreement of Merger may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party

13. Assignment. This Agreement of Merger may not be assigned by any party hereto without the prior written consent of the other party.

14. Termination. This Agreement of Merger shall terminate upon the termination of the Agreement in accordance with its terms.

15. Procurement of Approvals. This Agreement of Merger shall be subject to the approval of Parent as the sole shareholder of Parent Bank and NSD as the sole shareholder of NorthSide Bank at meetings to be called and held or by consent in lieu thereof in accordance with the applicable provisions of law and their respective organizational documents. Parent Bank and NorthSide Bank shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise necessary for consummation of the Merger on the terms provided herein, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the OCC and the Department as may be required by applicable laws and regulations.

16. Conditions Precedent. The obligations of the parties under this Agreement of Merger shall be subject to: (i) the approval of this Agreement of Merger by Parent as the sole shareholder of Parent Bank and NSD as the sole shareholder of NorthSide Bank at meetings of shareholders duly called and held or by consent or consents in lieu thereof, in each case without any exercise of such dissenters’ rights as may be applicable; (ii) receipt of approval of the Merger from all governmental and banking authorities whose approval is required; (iii) receipt of any necessary regulatory approval to operate the main office and the branch offices of NorthSide Bank as offices of the Surviving Bank and (iv) the consummation of the Parent Merger pursuant to the Agreement on or before the Effective Time.

17. Effectiveness of Agreement. Notwithstanding anything to the contrary contained herein, the execution and delivery of this Agreement of Merger by the parties hereto shall not be deemed to be effective unless and until the requirements of 12 C.F.R. § 5.33 are met.

      IN WITNESS WHEREOF, each of Parent Bank and NorthSide Bank has caused this Agreement of Merger to be executed on its behalf by its duly authorized officers.

FIRST NATIONAL BANK OF PENNSYLVANIA

By:

Gary J. Roberts,

President and Chief Executive Officer

NORTHSIDE BANK

By:

Andrew W. Hasley,

President and Chief Operating Officer

ANNEX B

                    , 2004

F.N.B. Corporation

One F.N.B. Boulevard
Hermitage, PA 16148

Ladies and Gentlemen:

      I have been advised that I may be deemed an “affiliate” of NSD Bancorp, Inc., a Pennsylvania corporation (“NSD”), as that term is defined in Rule 144 and used in Rule 145 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of October      , 2004 (the “Agreement”), between F.N.B. Corporation, a Florida corporation (“Parent”) and NSD, NSD plans to merge with and into Parent (the “Merger”).

      I further understand that as a result of the Merger, I will be entitled to receive shares of common stock, par value $.01 per share, of Parent (“Parent Common Stock”) in exchange for shares of common stock, par value $1.00 per share, of NSD (“NSD Common Stock”).

      I have carefully read this letter and reviewed the Agreement, discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Parent Common Stock, to the extent I felt necessary, with my counsel or counsel for NSD.

      I represent, warrant and covenant with and to Parent with respect to the shares of Parent Common Stock I receive as a result of the Merger:

      I shall not make any sale, transfer or other disposition of such shares of Parent Common Stock unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act or (iii) in the opinion of counsel in form and substance reasonably satisfactory to Parent or under a “no-action” letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate the registration requirements of, or is otherwise exempt from registration under, the Securities Act.

      I understand that Parent is under no obligation to register the sale, transfer or other disposition of shares of Parent Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

      I understand that stop transfer instructions will be given to Parent’s transfer agent with respect to shares of Parent Common Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

“The shares represented by this certificate were issued as a result of the merger of NSD Bancorp, Inc. with and into F.N.B. Corporation, on , 2004 in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement between the registered holder hereof and F.N.B. Corporation, a copy of which agreement is on file at the principal offices of F.N.B. Corporation.

      I understand that, unless transfer by me of the Parent Common Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Parent reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

“The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from [SHAREHOLDER] who, in turn, received such shares as a result of the merger of NSD

Bancorp, Inc. with and into F.N.B. Corporation on , 2004 in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933.”

      It is understood and agreed that the legends set forth above shall be removed by delivery of substitute certificates without such legends if I shall have delivered to Parent (i) a copy of a “no action” letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Parent, to the effect that such legend is not required for purposes of the Securities Act, or (ii) evidence or representations satisfactory to Parent that the Parent Common Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

      I further understand and agree that the provisions of Rule 145 shall apply to all shares of Parent Common Stock that (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least a 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporation or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest, receives as a result of the Merger and I further represent, warrant and covenant with and to Parent that I will have, and will cause each of such persons to have, all shares of NSD Common Stock owned, other than shares held through tax qualified retirement or benefit plans, by me or such persons registered in my name or the name of such persons, as applicable, prior to the effective date of the Merger and not in the name of any bank, broker or dealer, nominee or clearing house.

      By acceptance hereof, Parent agrees, for a period of one year after the Effective Time (as defined in the Agreement) that, so long as it is obligated to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, it will use its reasonable best efforts to timely file such reports so that the public information requirements of Rule 144(c) promulgated under the Securities Act are satisfied and the resale provisions of Rule 145(d)(1) and (2) are therefore available to me in the event I desire to transfer any Parent Common Stock issued to me in the Merger.

      It is understood and agreed that this letter shall terminate and be of no further force and effect if the Agreement is terminated in accordance with its terms.

      Execution of this letter should not be construed as an admission on my part that I am an “affiliate” of NSD as described in the first paragraph of this letter or as a waiver of any rights I might have to object to any claim that I am such an affiliate on or after the date of this letter.

Very truly yours,

Name:

Acknowledged this                     day of                     , 2005.

F.N.B. CORPORATION

By:

[name]
[title]

ANNEX C

FORM OF VOTING AGREEMENT

                    , 2004

NSD Bancorp, Inc.

5004 McKnight Road
Pittsburgh, PA 15237

F.N.B. Corporation

One F.N.B. Boulevard
Hermitage, PA 16148

Ladies and Gentlemen:

      F.N.B. Corporation (“FNB”) and NSD Bancorp, Inc. (“NSD”) have entered into an Agreement and Plan of Merger dated as of October      , 2004 (the “Agreement”) whereby NSD will merge with and into FNB (the “Merger”) and shareholders of NSD will receive 1.8 shares of FNB common stock for each share of NSD common stock owned on the closing date of the Merger. All defined terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

      A condition to FNB’s obligations under the Agreement is that I execute and deliver this Letter Agreement to FNB.

      Intending to be legally bound hereby, I irrevocably agree and represent as follows:

(a) I agree to vote or cause to be voted for approval and adoption of the Agreement and the transactions contemplated thereby all shares of NSD common stock over which I have or share voting power, individually or, to the extent of my proportionate interest, jointly with other persons, and will use my reasonable best efforts to cause any shares of NSD common stock over which I share voting power to be voted for approval and adoption of the Agreement and the transactions contemplated thereby. Beneficial ownership shall have the meaning assigned to it under the Securities Exchange Act of 1934.

(b) On or prior to the record date for the meeting of the NSD shareholders to vote on approval and adoption of the Agreement and the transactions contemplated thereby, I agree not to offer, sell, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any shares of NSD common stock over which I have sole or shared voting power and beneficial ownership, except to the extent that I may be permitted under law to make charitable gifts or as permitted by paragraph (g) hereof.

(c) I have sole or shared beneficial ownership over the number of shares of NSD common stock, and hold stock options for the number of shares of NSD common stock, if any, set forth below opposite my name below.

(d) I agree that NSD shall not be bound by any attempted sale of any shares of NSD common stock over which I have sole voting power, and NSD’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement.

(e) I agree that, if I exercise any options to purchase common stock, I will not sell any of the shares of NSD common stock so acquired except as part of a cashless exercise transaction from the date of such exercise until the Effective Time.

(f) I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

NSD Bancorp, Inc.
F.N.B. Corporation

(g) I may transfer any or all of the shares of NSD common stock over which I have sole or shared beneficial ownership to my spouse, ancestors or descendants; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, each person to which any of such shares or any interest in any of such shares is or may be transferred shall have executed and delivered to FNB an agreement to be bound by the terms of this Letter Agreement. In addition, I may sell, transfer or assign shares of NSD Common Stock to the extent and on behalf of trusts or estates of which I am not a beneficiary in order to comply with fiduciary obligations or legal requirements.

      I am signing this Letter Agreement solely in my capacity as a shareholder of NSD, and as an optionholder if I am an optionholder, and not in any other capacity, such as a director or officer of NSD or as a fiduciary of any trusts in which I am not a beneficiary. Notwithstanding anything herein to the contrary: (a) I make no agreement or understanding herein in any capacity other than in my capacity as a beneficial owner of NSD common stock and (b) nothing herein shall be construed to limit or affect any action or inaction by me or any of my representatives, as applicable, serving on NSD’s Board of Directors or as an officer of NSD, acting in my capacity as a director, officer or fiduciary of NSD or as fiduciary of any trust of which I am not a beneficiary.

      This Letter Agreement shall be effective upon acceptance by FNB.

NSD Bancorp, Inc.
F.N.B. Corporation

      This Letter Agreement shall terminate and be of no further force and effect concurrently with, and automatically upon, the earlier to occur of (a) the consummation of the Merger, (b) June 30, 2005 and (c) any termination of the Agreement in accordance with its terms, except that any such termination shall be without prejudice to FNB’s rights arising out of my willful breach of any covenant or representation contained herein.

Very truly yours,

[Name]

Number of Shares, and Shares Subject to Stock Options, Held:

Shares:                    [                     shares held individually]

Options:

Acknowledged and Agreed:

NSD BANCORP, INC.

By:

Andrew W. Hasley,

President and Chief Operating Officer

F.N.B. Corporation

By:

Stephen J. Gurgovits

President and Chief Executive Officer

ANNEX D

FORM OF NON-COMPETITION AND NON-SOLICITATION AGREEMENT

      This Non-Competition and Non-Solicitation Agreement (this “Agreement”) is entered into as of this                     day of                     , 2004, by and between F.N.B. Corporation (“FNB”) and undersigned director (the “Director”) of NSD Bancorp, Inc. (“NSD”).

      WHEREAS, FNB contemplates the consummation of a merger (the “Merger”) pursuant to an Agreement and Plan of Merger dated as of October      , 2004 by and between FNB and NSD (the “Merger Agreement”); and

      WHEREAS, the Director is a well respected business person in the Greater Pittsburgh business community of Allegheny County and counties contiguous thereto and acknowledges that his or her position with NSD gives NSD significant presence in that community and is an important factor in NSD’s ability to attract customers; and

      WHEREAS, as a condition to FNB’s willingness to enter into the Merger Agreement, FNB wants to protect NSD’s community relationships by requiring that the Director execute this Agreement;

      NOW, THEREFORE, in consideration of the premises and covenants contained in this Agreement and intending to be legally bound hereby, the parties agree as follows:

      1.     Term.

      This Agreement will commence on the date of consummation of the Merger and end on the first anniversary of such date (the “Term”).

      2.     Non-Competition.

(a) For purposes of this Agreement, the term “Competitive Enterprise” means any bank holding company or insured depository institution, including an institution in the organization stage or in the process of applying for or receiving appropriate regulatory approval, including, without limitation, any federal or state chartered bank, savings bank or savings and loan association.

(b) During the Term, the Director shall not:

(i) accept a position as director or employee of any Competitive Enterprise that is located in Allegheny County and counties contiguous thereto during the Term.

(ii) directly or indirectly acquire an ownership interest in a Competitive Enterprise that enables the Director to, directly or indirectly, in a substantial manner, control, direct, influence, affect or impact the operations, services or business activities of the Competitive Enterprise in Allegheny County and counties contiguous thereto during the Term, provided, however, that this restriction shall not apply to the direct or indirect beneficial ownership of up to 7.5% of a class of securities of a Competitive Enterprise.

      3.     Non-Solicitation.

      During the Term, the Director shall not:

(a) Directly or indirectly, for the purpose of selling any product or service that competes with a product or service offered by NSD or its present subsidiaries or affiliates, solicit, divert, or entice any customer of NSD to transfer such business to a Competitive Enterprise. Provided, however, that any business activity or business pursuit that is currently undertaken or provided by a Director or his or her controlled entities or affiliates shall not be deemed a Competitive Enterprise or a violation of this Agreement. In addition, this Agreement shall not prohibit a Director or his or her controlled entities or affiliates from providing any service or product that he or she or his or her controlled entities or affiliates has provided prior to the date hereof or that may be provided in the future as part of the Director’s or his or her controlled entities’ or affiliates’ historical business pursuits.

(b) Employ or assist in employing any present employee of NSD or its subsidiaries to perform services for any Competitive Enterprise.

(c) Directly or indirectly, make any oral or written statement, comments or other communications that impugns or is intended to impugn, disparage or otherwise malign the reputation, ethics, competency, morality or qualifications of NSD or FNB or any of their current or former directors, officers, employees or customers.

      4.     Confidentiality.

      (a) For purposes of this Agreement, “Proprietary Information” shall mean any information relating to the business of NSD or any of its present subsidiaries that has not previously been publicly released by NSD or their representatives, and shall include, but shall not be limited to, information encompassed in all marketing and business plans, financial information, fees, pricing information, customer and client lists and relationships between NSD and its customers and clients and others who have business dealings with NSD.

      (b) The Director agrees to maintain the confidentiality or her of all Proprietary Information that has been disclosed to the Director in the course of his service as a director of NSD, on or before the date of consummation of the Merger. The Director shall not, without written authorization from FNB, use for the Director’s benefit or purposes, nor disclose to others, at any time during the Term, any Proprietary Information. This prohibition shall not apply after the Proprietary Information has been voluntarily disclosed to the public, independently developed and disclosed by others, or otherwise enters the public domain through lawful means.

      5.     Remedies.

      In addition to any other rights and remedies FNB may have if the Director violates this Agreement, the Director agrees that a breach or threatened breach by the Director of his or her covenants set out in Sections 2 and 3 of this Agreement is likely to cause NSD and FNB as its successor irreparable injury and damage, and the Director hereby expressly agrees that NSD and FNB as its successor shall be entitled to the remedies of injunction, specific performance and other equitable relief to prevent a breach or threatened breach of Sections 2 and 3 of this Agreement by the Director. This provision shall not, however, be construed as a waiver of any of the remedies which the Corporation may have for damages or otherwise.

      6.     Successors, Assigns, Etc.

      This Agreement shall be binding upon, and shall inure to the benefit of, NSD and its successors and assigns.

      7.     Governing Law.

      This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to its conflicts of laws principles.

      IN WITNESS WHEREOF, FNB and the Director hereto have executed this Agreement to be effective as of the date of consummation of the Merger.

F.N.B. CORPORATION

By:

Stephen J. Gurgovits,

President and Chief Executive Officer

DIRECTOR

APPENDIX B

October 14, 2004

The Board of Directors

NSD Bancorp, Inc.
5004 McKnight Road
Pittsburgh, Pennsylvania 15237

Members of the Board:

      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of NSD Bancorp, Inc. (“NSD”) of the exchange ratio in the proposed merger (the “Merger”) of NSD with and into F.N.B. Corporation (“FNB”), pursuant to the Agreement and Plan of Merger, dated as of October 14, 2004, between NSD and FNB (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of NSD Common Stock, par value $1.00 per share, will be converted into 1.800 shares of FNB Common Stock, par value $0.01 per share, (the “Exchange Ratio”).

      Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, NSD and FNB, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of NSD and FNB for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to NSD. We have acted exclusively for the Board of Directors of NSD in rendering this fairness opinion and will receive a fee from NSD for our services.

      In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of NSD and FNB and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2003 of NSD and FNB; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of NSD and FNB and certain other communications from NSD and FNB to their respective stockholders; and (iv) other financial information concerning the businesses and operations of NSD and FNB furnished to us by NSD and FNB for purposes of our analysis. We have also held discussions with senior management of NSD and FNB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for NSD and FNB with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

      In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of NSD and FNB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for NSD and FNB are

B-1

adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of NSD and FNB, nor have we examined any individual credit files.

      We have assumed that, in all respects material to our analyses, the following: (i) the merger will be completed substantially in accordance with the terms set forth in the merger agreement; (ii) the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct; (iii) each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the merger will be satisfied without any waivers; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

      We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of NSD and FNB; (ii) the assets and liabilities of NSD and FNB; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to holders of the shares of NSD Common Stock.

Very truly yours,

KEEFE, BRUYETTE & WOODS, INC.

B-2

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

      The Florida Business Corporations Act, as amended (the “Florida Act”), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding, other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made with respect to any claim as to which such person is adjudged liable, unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officer or director is successful on the merits or otherwise in the defense of any of such proceedings, the Florida Act provides that the corporation is required to indemnify such officer or director against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation’s articles of incorporation or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

      The registrant’s articles of incorporation provide that the registrant shall indemnify its directors and officers to the fullest extent permitted by law in connection with any actual or threatened action, suit or proceeding, civil, criminal, administrative, investigative or other (whether brought by or in the right of the registrant or otherwise) arising out of the service to the registrant or to another organization at the registrant’s request, or because of their positions with the registrant. FNB’s articles of incorporation further provide that the registrant may purchase and maintain insurance to protect itself and any such director or officer against any liability, cost or expense asserted against or incurred by him or her with respect to such service, whether or not the registrant would have the power to indemnify him or her against such liability by law or under the provisions of this paragraph.

      The registrant’s By-laws provide that to the fullest extent permitted by law, no director of the registrant shall be personally liable for monetary damages for any action taken or any failure to take any action.

Item 21.	Exhibits and Financial Statement Schedules.

      The following exhibits are filed with or incorporated by reference in this Registration Statement:

Exhibit No.		Description of Exhibit

2.1		Agreement and Plan of Merger dated as of October 14, 2004 between F.N.B. Corporation and NSD Bancorp, Inc. (included as Appendix A to this proxy statement/ prospectus)
5	.1*	Opinion of Duane Morris LLP
8.1		Tax Opinion of Duane Morris LLP
8.2		Tax Opinion of Shumaker Williams, P.C.

Exhibit No.		Description of Exhibit

10	.1*	Form of Employment Agreement between First National Bank of Pennsylvania and Andrew W. Hasley
15.1		Acknowledgement of Ernst & Young LLP dated January 12, 2005 to the Board of Directors of F.N.B. Corporation
15.2		Letter of S.R. Snodgrass, A.C. dated January 13, 2005 to the Board of Directors of F.N.B. Corporation, as successor by merger to Slippery Rock Financial Corporation
23.1		Consent of Ernst & Young LLP
23.2		Consent of S.R. Snodgrass, A.C. regarding consolidated financial statements of NSD Bancorp, Inc.
23.3		Consent of Deloitte & Touche LLP
23	.4*	Consent of Duane Morris LLP (included in Exhibit 5.1)
23.5		Consent of Duane Morris LLP (included in Exhibit 8.1)
23.6		Consent of Shumaker Williams, P.C. (included in Exhibit 8.2)
23	.7*	Consent of Keefe, Bruyette & Woods, Inc.
23.8		Consent of S.R. Snodgrass, A.C. regarding consolidated financial statements of Slippery Rock Financial Corporation
24.1		Power of Attorney
99.1		Proxy for Special Meeting of Shareholders of NSD Bancorp, Inc.
99.2		Form of Transmittal Letter
99.3		Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix B to this proxy statement/ prospectus)

*	Previously filed.

Item 22.	Undertakings.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hermitage, Commonwealth of Pennsylvania, on January 13, 2005.

F.N.B. CORPORATION

By:	/s/ STEPHEN J. GURGOVITS

Stephen J. Gurgovits
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER MORTENSEN Peter Mortensen	Chairman of the Board	January 13, 2005

/s/ STEPHEN J. GURGOVITS Stephen J. Gurgovits	President, Chief Executive Officer and Director (principal executive officer)	January 13, 2005

/s/ BRIAN F. LILLY Brian F. Lilly	Vice President and Chief Financial Officer (principal financial officer)	January 13, 2005

/s/ TITO L. LIMA Tito L. Lima	Corporate Controller (principal accounting officer)	January 13, 2005

/s/ WILLIAM B. CAMPBELL William B. Campbell	Director	January 13, 2005

/s/ HENRY M. EKKER Henry M. Ekker	Director	January 13, 2005

* Robert B. Goldstein	Director	January 13, 2005

Harry F. Radcliffe	Director	January 13, 2005

/s/ JOHN W. ROSE John W. Rose	Director	January 13, 2005

/s/ WILLIAM J. STRIMBU William J. Strimbu	Director	January 13, 2005

Signature	Title	Date

* Earl K. Wahl, Jr.	Director	January 13, 2005

/s/ ARCHIE O. WALLACE Archie O. Wallace	Director	January 13, 2005

*	Signed pursuant to power of attorney.

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

2.1		Agreement and Plan of Merger dated as of October 14, 2004 between F.N.B. Corporation and NSD Bancorp, Inc. (included as Appendix A to this proxy statement/ prospectus)
5	.1*	Opinion of Duane Morris LLP
8.1		Tax Opinion of Duane Morris LLP
8.2		Tax Opinion of Shumaker Williams, P.C.
10	.1*	Form of Employment Agreement between First National Bank of Pennsylvania and Andrew W. Hasley
15.1		Acknowledgement of Ernst & Young LLP dated January 12, 2005 to the Board of Directors of F.N.B. Corporation
15.2		Letter of S.R. Snodgrass, A.C. dated January 13, 2005 to the Board of Directors of F.N.B. Corporation, as successor by merger to Slippery Rock Financial Corporation
23.1		Consent of Ernst & Young LLP
23.2		Consent of S.R. Snodgrass, A.C. regarding consolidated financial statements of NSD Bancorp, Inc.
23.3		Consent of Deloitte & Touche LLP
23	.4*	Consent of Duane Morris LLP (included in Exhibit 5.1)
23.5		Consent of Duane Morris LLP (included in Exhibit 8.1)
23.6		Consent of Shumaker Williams, P.C. (included in Exhibit 8.2)
23	.7*	Consent of Keefe, Bruyette & Woods, Inc.
23.8		Consent of S.R. Snodgrass, A.C. regarding consolidated financial statements of Slippery Rock Financial Corporation
24.1		Power of Attorney
99.1		Form of Proxy for Special Meeting of Shareholders of NSD Bancorp, Inc.
99.2		Form of Transmittal Letter
99.3		Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix B to this proxy statement/ prospectus)

*	Previously filed.